SI INTERNATIONAL

mission critical • mission accomplished





2004 Annual Report

SI International is a provider of information technology and network solutions (IT) primarily to the Federal government. We define, design, build, deploy, and operate mission-critical IT solutions. We deliver a full spectrum of state-of-the-practice systems and services with a strategic focus on the Federal government's most urgent initiatives in the areas of Federal IT Modernization, Defense Transformation, Homeland Defense, and Mission-Critical Outsourcing.



Mission Critical, Mission Accomplished:

- Providing frontline personnel in the military, civilian agencies, and the intelligence community with the right information at the right time to make the right decisions
- Developing transformational solutions that enable clients to respond to new mandates, expand the scope of their missions, and reengineer underlying business processes
- Supporting the complete systems technology life-cycle under tight timeframes and within budget
- Delivering solutions using rapid development processes and then incorporating additional capabilities in rapid succession

Financial Highlights

(Amounts in thousands except earnings per share)

For fiscal year ended	2001	2002	2003	2004
Revenues	$ 146,583	$ 149,351	$ 168,287	$ 262,306
Operating Income	4,778	6,719	12,769	20,736
Net Income	(729)	2,483	7,379	10,877
Diluted Earnings per Share	(1.06)	(0.03)	0.87	1.14
Stockholders' Equity	(2,431)	73,977	81,547	145,070

Revenues
($ in millions)



$300
250
200
150
100
50
147
149
168
262
2001
2002
2003
2004

EBITDA[1]
($ in millions)



$25
20
15
10
5
10
9
15
24
2001
2002
2003
2004

[1] EBITDA is defined as GAAP net income (loss) plus other expense (income), interest expense, income taxes, depreciation, and amortization. For further explanation of EBITDA and a reconciliation of EBITDA to its most directly comparable GAAP financial measure, net income, see Part II, Item 6, Selected Financial Data of our 2004 form 10-K.

Operating Income
($ in thousands)



$22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
4,778
6,719
12,769
20,736
2001
2002
2003
2004

Net Income
($ in thousands)



$11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-1,000
(729)
2,483
7,379
10,877
2001
2002
2003
2004

Dear Fellow Stockholders:



"*SI International's* **number one priority is providing the Federal government with "best of class" information technology services and solutions to ensure that our nation is ready to meet new global challenges as they arise."**

Backlog as of Fiscal Year-end
($ in millions)



$800
700
600
500
400
300
200
100
711
337
233
2002
2003
2004

This past year illustrates the essence of the successful *SI International* business model. We won every major contract recompete with our existing customers, and succeeded in growing our market share across each of our core focus areas. We successfully completed and integrated a major acquisition with MATCOM in the first quarter. In September of 2004, we completed a significantly oversubscribed $55 million stock offering of new equity capital to fund future acquisitions. We then identified and closed on a new strategic acquisition — Bridge Technology Corporation and announced our plans to acquire Shenandoah Electronic Intelligence, Inc. (SEI), which we subsequently acquired on February 9, 2005. They bring us important new customer sets and broaden our services and solutions platform. Our full year 2004 results clearly demonstrate that we have exceeded the goals we set for ourselves at the beginning of the year in every important respect, and confirm that we have a profitable business model that successfully combines strong organic growth with prudent strategic acquisitions.

Record Financial Performance

Our 2004 financial performance was impressive on several fronts. Revenue jumped by 56 percent, reflecting continued robust organic growth in our work for the Department of Defense and an upsurge in Federal civilian agency projects. Our Federal government business revenues were 97 percent of total 2004 revenues. Over 81 percent of our revenues were earned as a prime contractor, emphasizing the close relationships we have with our clients. Our total backlog of future work is growing significantly faster than revenues, up a full 111 percent from the prior year.

We also continued to deliver improved bottom-line results for our stockholders. Income from operations increased 62 percent over operating income reported for 2003. Our annual operating margins hit a new record high of 7.9 percent in 2004. Net income attributable to common stockholders increased 47 percent, as compared to 2003.

Supporting Front-Line Personnel with Superior Technology

SI International's number one priority is providing the Federal government with "best of class" information technology services and network solutions to ensure that our nation is ready to


Subcontract
19%
Prime Contract
81%


Customer Sectors
Revenue
(Fiscal Year-end 2004)
Department of Defense
53%
Federal civilian agencies
44%

meet new global challenges as they arise. We specialize in supporting frontline personnel in the military, civilian agencies and the intelligence community by getting them the information they require to complete their mission-critical assignments. *SI International's* solutions support and help simplify the government's IT modernization and defense transformation by enabling our clients to respond to new mandates, expand the scope of their missions, and reengineer underlying business processes.

As always, our professionals bring an unyielding commitment to the work that they do — as demonstrated in our company's consistently high marks in the timely delivery of complex, mission-critical solutions. Whether the assignment is securing America's borders, enhancing space-based intelligence, or helping Federal agencies streamline and improve business processes and the sharing of information, our work directly affects key national interests.

We continue to see a close alignment of the Federal government's IT agenda with *SI International's* core strategic focus and proven capabilities. In this year's annual report, we describe some examples of the work we are doing in Federal IT Modernization, Defense Transformation, Homeland Defense and Mission-Critical Outsourcing. We are helping to pioneer the next generation of key enabling technologies — such as the DOE's Second Line of Defense Program for the 2004 Summer Olympics in Athens, Greece, our Net-centric approach to Enterprise Architecture, Global Information Grid bandwidth expansion for the military, and the implementation of the next generation of Internet Protocol for the Department of Defense.

Acquisitions that Enhance Value

The *SI International* team knows about successfully acquiring and integrating companies that maximize value. In a little over thirteen months, we have completed three significant acquisitions — putting us well ahead of schedule. We were able to finish MATCOM's integration within 90 days, and its personnel and processes are now indistinguishable from the rest of the Company. We have also developed our relationships within key MATCOM customers, and made solid progress towards extracting cost synergies and optimizing the Days Sales Outstanding performance from this acquisition.

The acquisition of Bridge Technology provides us with an entry into a new and very complementary set of customers in the defense intelligence community. This area is experiencing rapid growth, given the focus on upgrading the U.S. intelligence posture and counteracting new global threats. The SEI acquisition significantly expands our presence within the Department of Homeland Security (DHS), which is expected to be the fastest growing segment of Federal government IT spending in 2006. With its experience in business process outsourcing for DHS, SEI brings tremendous talent and experience to bear in data and records management, applications processing, and secure optical card processing.

Growing to Expand Our Opportunities

In summary, 2004 was an outstanding year for *SI International*. We enter 2005 with the right strategy, the right capabilities, and the right team to build on this momentum. The three acquisitions we made over a thirteen month period expand our customer base and broaden our capabilities in the areas that are top priority within the President's Budget request for 2006. Our continuing goal is to grow at an average of 25% per year, and we believe that the Company is well on its way to exceeding that target once again in 2005.

I want to close by thanking *SI International's* stockholders for your continued support; our board of directors for your thoughtful guidance and oversight; and every single *SI International* team member for the invaluable contributions you make to our continued success. At *SI International*, "Mission Critical, Mission Accomplished" is more than a slogan — it is an ethos and a promise that we deliver on each and every day.

Ray J. Oleson

Ray J. Oleson,

Chairman of the Board of Directors
& Chief Executive Officer

April 20, 2005

What Sets Us Apart From The Rest

- **High-quality Customer Base:**
  SI International works with sophisticated customers whose budgets are growing at the high end of IT spending. The mission-critical projects and programs that we handle receive top priority for resources and funding.

- **High-priority, High-growth Assignments:**
  Our capabilities are aligned with the Federal government's most urgent IT initiatives, and we understand organizations' mission-critical needs.

- **Rapid Response, Rapid Deployment Capabilities:**
  We provide robust mission-critical solutions under very tight timeframes — often within only a few months.

- **Thought Leader in the Implementation of Key Technologies:**
  We are developing the architectures and design prototypes for the next generation of enabling technologies that will guide major IT initiatives over the ensuring years - such as the Global Positioning System, or GPS III, Internet Protocol version 6, or IPv6, the Global Information Grid Bandwidth Expansion, or GIG-BE, and signal intelligence technologies in support of net-centric warfare.





Our vision of excellence is ensuring that our services and solutions remain aligned with the Federal government's highest priorities, are of superior quality, are performed rapidly, and are at the leading-edge of emerging enabling technologies that are transforming our government.







Building A Platform For Success

SI International acquired MATCOM International Corporation, an information technology, systems engineering and logistics provider, during January 2004. The MATCOM acquisition expanded *SI International's* client base into new vertical markets and enhanced the portfolio of service offerings it provides to the Federal government. MATCOM brought to *SI International* a complementary set of customers within both the civilian and military agencies with meaningful cross-selling opportunities.

During December 2004, *SI International* acquired Bridge Technology Corp., a provider of program management, acquisition management, logistics management, systems engineering, software engineering, and business process reengineering to the defense intelligence community. The acquisition supports *SI International's* strategic growth goals to broaden its customer base into the intelligence agencies. The acquisition of Bridge Technology provides *SI International* with a platform to offer its capabilities and services directly to the intelligence agencies within the Federal government.

At the beginning of 2005, *SI International* announced that it had completed the purchase of Shenandoah Electronic Intelligence, Inc. (SEI). As a provider of critical business process outsourcing primarily for the Department of Homeland Security (DHS), SEI's services include: data and records management; application processing; file and mail management; analytical support; and secure optical card processing at one of the largest facilities of its kind. This acquisition supports our Company's strategic growth plan to expand the customer base in one of our key focus areas - Homeland Defense. The SEI acquisition strengthens *SI International's* relationships with DHS agencies and expands *SI International's* portfolio of mission-critical outsourcing services.

The *SI International* team knows how to acquire and integrate companies that add direct value.

Completed three significant acquisitions – putting us well ahead of our strategic growth plan.

Concluded the integration of MATCOM within only 90 days to the degree where its personnel and processes are indistinguishable from *SI International*.

Grown position within key MATCOM customers, and made solid progress towards extracting cost synergies and optimizing this acquisition's DSO performance.

Acquired Bridge Technology to gain entry into a new and very complementary set of customers in the defense intelligence community – an area experiencing rapid growth with nation's focus on upgrading the U.S. intelligence posture and counteracting emerging global threats.

Completed the SEI acquisition to expand significantly our presence within the Department of Homeland Security, which represents today's fastest growing segment of Federal IT spending, and brings to *SI International* tremendous talent and business process outsourcing experience in records management, case management, applications processing, and secure optical card processing.

Federal IT Modernization

SI International is actively supporting the Federal government in creating and successfully implementing solutions that replace legacy, stove-piped applications and databases with completely integrated, interoperable IT technologies that promote seamless information sharing across various agencies and military units and commands. *SI International* supplies Federal clients with support for the complete systems technology life-cycle under tight timeframes – from feasibility study all the way through to training and fully outsourced operations. As in the private sector, the Federal government understands the significant productivity and efficiency gains that are possible when advanced IT technologies and applications are properly adopted and utilized. *SI International's* solutions enable our Federal government clients to increase the flow of information sharing, enhance job performance, and make crucial decisions based on the most high-quality and accurate data available.



The Department of State

At the Kentucky Consular Center (KCC), *SI International* supports the eDiversity Lottery program by processing millions of electronic submissions. We have transitioned this process from a totally paper-based system to an electronic application process. KCC has worked with the Visa office to introduce the use of various biometric tools for reviewing applications for the eDiversity Visa program as well as for some Non-Immigrant Visa petitions for the U.S. Citizenship and Immigration Services.

Army National Guard

For over seven years, *SI International* has supported the mission of the Army National Guard by implementing innovative Web-based tools that empower staff with critical information in support of their missions. In November 2004, *SI International* migrated the existing custom built static information delivery channel, Guard Knowledge Online (GKO), to a dynamic knowledge portal in order to modernize collaboration and enhance knowledge management. With the advanced technology put in place by *SI International*, GKO now supports Army Guard, Air Guard, and state employees, and facilitates the authentication of users in organizations external to the National Guard.







SI International is at the forefront of developing the new architectures and design prototypes for the next-generation of enabling technologies that will revolutionize major Federal IT policies and initiatives over the coming years.

The right information at the right time to make the right decision

Defense Information Systems Agency (DISA)

As DISA's prime contractor, we defined and established the solutions and procedures for the Department of Defense IPv6 Transition Office. *SI International* provided internetworking technology and program management consulting services to support the roll-out of this next generation Internet protocol among the various DoD agencies. *SI International* is supplying the DoD with the complete lifecycle of IPv6 consulting services – from transition planning to technology feasibility studies, and from network engineering to training.

Federal Retirement Thrift Investment Board

For the Federal Retirement Thrift Investment Board, we designed, developed and implemented a new, Web-based Thrift Savings Plan system that provides Federal civilian and uniformed services participants with the ability to monitor and manage a retirement savings and investment plan similar to private sector 401(k) plans. This complex project involved integrating custom and commercial off-the-shelf solutions, as well as interfacing with the Treasury Department, the Federal Reserve and financial investment companies.

SI International recognizes the important role that reliable intelligence plays in military operations where failure is simply not an option. We are pioneering the design and implementation of next-generation systems that optimize the utilization of our nation's military assets in space, supply the necessary IT platforms to facilitate effective joint operations, and promote the orderly transition of the U.S. military from its "Cold War" roots into a more alert, nimble fighting force capable of responding to the disparate worldwide threats of the 21st century.



Developing transformational solutions that enable clients to respond to 21st Century challenges

C4I2TSR Contract

SI International was selected as lead contractor for the Command, Control, Communications, Computer, Intelligence, Information Technology, Surveillance and Reconnaissance (C4I2TSR) Engineering and Technical Support Contract, which supports the Air Force Space Command (AFSPC), United States Strategic Command (USSTRATCOM), North American Aerospace Defense Command (NORAD), United States Northern Command (USNORTHCOM), and other government agencies. Under the contract, *SI International* provides organizations with the capability to design, engineer, integrate, furnish equipment and materials, install, test, and provide operations and maintenance and allied support for a wide range of current and future C4I net-centric systems located throughout the world.

Defense Ammunition Center (DAC)

SI International evaluated and implemented a Learning Management System (LMS) and a Learning Content Management System (LCMS) to support DAC's on-going and future Web-based training initiatives. *SI International* is now hosting, operating, and maintaining both the LMS and the LCMS. The DAC's mission is the provision of ammunition training, explosives safety training, and logistics support to Department of Defense military and civilian personnel, other federal agencies, and military students from allied nations. DAC's primary focus areas are supporting both ammunition readiness for the 21st century war-fighter and the Global War on Terrorism.

Defense Transformation

SI International is assisting the transformation of our nation's military into a more agile, nimble fighting force that effectively uses controlled resources to respond more rapidly to threats around the world. By leveraging our capabilities in space systems engineering, enterprise architecture, military satellite communications, command and control systems, information operations, and logistics, *SI International* is constructing solutions that satisfy the prerequisites of today's net-centric warfare environment. In the area of Defense Transformation, we are working with the military branches to design integrated information systems and extend U.S. dominance in the exploitation of space.



Department of Defense Intelligence Agencies

SI International supports a major Department of Defense Intelligence Agency in the acquisition of several of their transformational systems. These ACAT 1M (Major Automated Information System) programs are vital to the national defense and are of such significance that the Milestone Decision Authority resides with the Under Secretary of Defense for Acquisition, Technology and Logistics. These programs include development of sophisticated mission management and intelligence processing systems that ensure certain DoD agency information is collected, correlated and made available in a classified domain with appropriate tools which facilitate ubiquitous collaboration and sharing of data to produce actionable intelligence.

Air Force Space Command

SI International developed and implemented an object-oriented/Unified Modeling Language-based Enterprise Architecture for defining, designing, and satisfying DoD agencies' Command, Control, Communications, Computers, and Intelligence (C4I) requirements. *SI International's* method leverages the most advanced Web-based technology and protocols available to ensure full interoperability among multiple, deployed systems. To our knowledge, *SI International* is the first and only contractor in the market that offers a net-centric enterprise architecture that integrates DoD's three required architectural views - operational, systems, and technical - through the application of object oriented analysis and design techniques.

Homeland Defense

SI International equips the homeland with leading edge information technology to prevent and counter potential threats from abroad. Our Company has performed trailblazing work for the Department of Homeland Security (DHS) and Department of State including visa processing, applications development, records and data management, training, and optical secure card processing. These solutions help secure America's borders and monitor the flow of people and goods coming into the country. *SI International* also collaborated with the Department of Agriculture to create Web-based systems to track livestock entering the country and protect the food supply.



Department of Energy

SI International is working with the Department of Energy (DOE) on their Second Line of Defense program to screen for potential nuclear threats around the globe. *SI International* identified, prioritized, and implemented improved security measures for the recent 2004 Summer Olympics in Athens, Greece. We engineered, integrated and installed radiation monitoring equipment and related software at several locations in Greece in an effort to detect, deter, and interdict dangerous nuclear and other radioactive materials, such as those that could be used by terrorists to manufacture a "dirty bomb."

U.S. Coast Guard

SI International created an electronic document system that enables vessels to satisfy the DHS' new ninety-six hour pre-arrival notice requirement by electronically submitting Notice of Arrival/Departure (NOA/D) information to the United States Coast Guard. The new system developed by *SI International* allows vessel operators in transit to download the necessary NOA/D forms to their on-board computer and enter NOA/D information into an offline form. The operators then either email or submit the NOA/D data to the Coast Guard online.

SI International has a long history of creating solutions that give America the necessary tools to defend and secure our borders, monitor and control the flow of people and goods entering the country, and organize potent countermeasures to emerging global menaces.





Supporting the complete systems technology life-cycle

Department of Homeland Security – Secure Identity Card Solutions

Based on our proven experience in implementing optical storage and smart card technology, *SI International* developed and produces secure identification cards for DHS. With our team members, we currently operate one of the world's largest secure card processing facilities. We have received awards from the INS Immigration Services Division for exceeding production levels and reducing backlog, and from U.S. Citizenship and Immigration Services for setting productions records, cutting costs and implementing technical improvements.

US Air Force Combat Command

SI International supports the USAF HQ Air Combat Command in the area of Counter-Narcoterrorism. There are two separate but related types of Narcoterrorism that exist; Narco-driven terrorism, which is terrorism conducted by drug traffickers to further their aims of drug trafficking, and Narco-supported terrorism, which is terrorism that benefits from or uses drug trafficking to further terrorist activities. *SI International's* role is to provide policy management, engineering analysis, logistical support, and financial management services in coordination efforts of the unified combatant Commands of USCENTCOM, USNORTHCOM, and USSOUTHCOM.

SI International is proud of its long history of provisioning the U.S. Army personnel at Aberdeen Proving Grounds (Aberdeen) with consistently high-quality personnel support services. Since 1999, we have consistently received top marks in internal Aberdeen quality of service reviews. Based on our success at Aberdeen, we were selected to provide similar services for Headquarters, Department of the Army at the Pentagon and throughout the nation's capital region. In 2004, *SI International* was awarded a new contract vehicle to provide these services to the U.S. Army.





Delivering solutions using rapid development processes

Department of Homeland Security-Records Management

SI International manages over 60 million active records at several Department of Homeland Security (DHS) facilities across the United States for the US Citizenship and Immigration Services. The Company's records management services include real-time data entry, applications processing, reports preparation, and business analysis.

Department of Justice

For the Antitrust Division, *SI International* provides research and development, network engineering, IT security, network operations audio/visual, multi-tiered Help Desk, and training support. Since 1979, *SI International's* support has ensured continuity in the delivery of the technology and facilities management services essential to its operation and mission fulfillment capabilities.

Mission-Critical Outsourcing

SI International is an expert in putting together mission-critical business process outsourcing solutions for document management and processing, records management, workflow management, human resource services, and logistics operations. These outsourcing arrangements increase efficiency, productivity and quality of service, lower administrative costs, reduce office supply costs, enhance supervisory oversight over personnel, minimize time spent on unnecessary research and statistical analysis, and enable civilian agency and Department of Defense personnel to take on higher priority assignments. Given today's global environment, government employees are routinely asked to take on more and more tasks with increasingly finite resources, which makes the need for these business outsourcing arrangements even more acute.



U.S. Army

SI International is a pioneer in business process outsourcing arrangements that allow Federal government clients to free up personnel for higher priority assignments and increase operational efficiency. *SI International* provides personnel administration and human resource systems operations support for the military personnel services mission of the U.S. Army Garrison, Aberdeen Proving Grounds and for Headquarters, Department of the Army Military Personnel Services Center at the Pentagon. Additionally, *SI International* supplies automation support services to the Office of the Assistant G-1 for Civilian Personnel Policy at the U.S. Dept. of the Army. As a result of these arrangements, 100 uniformed personnel were made available for higher priority assignments.

National Institutes of Health

For the National Institutes of Health (NIH), *SI International* operates and manages an ISO:9001:2000 certified warehouse operation: performs inventory control; and operates loading docks for over 25 NIH buildings, providing property accountability, direct delivery of supplies and material to users, and loading dock security and traffic control.



Corporate Officers

Ray J. Oleson
Chairman & Chief Executive Officer



S. Bradford Antle
President & Chief Operating Officer



Thomas E. Dunn
Executive Vice President &
Chief Financial Officer



Paul Brubaker
Executive Vice President &
Chief Marketing Officer



Thomas E. Lloyd
Vice President, Corporate Development

Board of Directors

Ray J. Oleson
Chairman & Chief Executive Officer
SI International, Inc.

Dr. Walter J. Culver
Former SI International Executive

Charles A. Bowsher
Former Comptroller General
of the United States

James E. Crawford III
Managing Director
Frontenac Co.

Walter C. Florence
Managing Director
Frontenac Co.

Gen. R. Thomas Marsh
USAF (retired)

Edward H. Sproat
Former President
Bell Atlantic Network Services

John Stenbit
Former Asst. Secretary of Defense

Corporate Management

Mike Becraft
Senior Vice President
Homeland Security

Mike Berendt
Vice President, Acquisition
Programs Intelligence

Bill Bristow
Vice President, Business Development

Esther Burgess
Vice President, GSA/GWAC Programs

Daniel Cooley
Senior Vice President
Network & Telecom

Ron Dabbieri
Senior Vice President
Intelligence

James Daniel
Vice President
General Counsel & Secretary

Robert Day
Vice President, Controller

Al DeBenedictis
Vice President
Homeland Security

Don Eich
Vice President, C4 Ops
Network & Telecom

Joseph T. Emrick
Senior Vice President
Engineering

Nedra Engelson
Vice President, Controller

Lou Gould
Senior Vice President
Market Development

Steven Hagan
Senior Vice President
Outsourcing

Larry Huffman
Vice President
Capture & Proposal Operations

Mike Hughes
Vice President, Enterprise Applications

Stephen Hunt
Vice President
Chief Information Officer

Bill James
Senior Vice President
Federal Business Development

Dennis Lonchena
Vice President, Business/Finance
Services, Intelligence

Ann Martin
Vice President, Civilian Programs
Learning

Dale McHenry
Senior Vice President
Consulting

Catherine McMahon
Executive Vice President
Learning

Osama Mowafi
Vice President
Telecom Consulting

Kathy O'Hara
Vice President
Contracts & Procurement

Earl Pedersen
Vice President
Enterprise Applications/E-Government

Thomas Pettit
Senior Vice President
Applications Development

William Smithson
Vice President, Financial Systems

Marc Tommer
Vice President, Finance & Accounting

J. David Wilcox
Vice President, Human Resources

SI INTERNATIONAL, INC.
12012 Sunset Hills Road, Suite 800
Reston, Virginia 20190

April 20, 2005

Dear Fellow Stockholder:

You are invited to attend the *SI International, Inc.* Annual Meeting of Stockholders to be held on Thursday, June 16, 2005 at 8:30 a.m., local time, at the Hyatt Regency, 1800 Presidents Street, Reston, Virginia 20190.

The matters proposed for consideration at the meeting are:

- The election of James E. Crawford, III and Walter C. Florence as Class III Directors serving a three (3) year term;
- The ratification of the appointment of Ernst & Young LLP as our independent accountants for the current fiscal year;
- The approval of the 2002 Amended and Restated Omnibus Stock Incentive Plan; and
- The transaction of such other business as may come before the meeting or any adjournment thereof.

The accompanying Notice of Annual Meeting of Stockholders and proxy statement discuss these matters in further detail. We urge you to review this information carefully.

You will have an opportunity to discuss each item of business described in the Notice of Annual Meeting of Stockholders and proxy statement and to ask questions about our operations and us at the Annual Meeting.

It is important that your shares be represented and voted at the annual meeting. Whether or not you plan to attend the annual meeting, please sign and promptly return the enclosed proxy card using the envelope provided. If you do attend the annual meeting, you may withdraw your proxy and vote your shares in person.

Sincerely,

Ray J. Oleson

Ray J. Oleson
Chairman and Chief Executive Officer

Reston, Virginia

SI INTERNATIONAL, INC.
12012 Sunset Hills Road, Suite 800
Reston, Virginia 20190

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be held on June 16, 2005

You are invited to attend the *SI International, Inc.* Annual Meeting of Stockholders to be held on Thursday, June 16, 2005 at 8:30 a.m., local time, at the Hyatt Regency, 1800 Presidents Street, Reston, Virginia 20190.

The matters proposed for consideration at the meeting are:

1. The election of James E. Crawford, III and Walter C. Florence as Class III Directors serving a three (3) year term.

2. The ratification of the appointment of Ernst & Young LLP as *SI International's* independent accountants for the current fiscal year.

3. The approval of the 2002 Amended and Restated Omnibus Stock Incentive Plan; and

4. The transaction of such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on April 27, 2005 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

By Order of the Board of Directors,

James E. Daniel
Secretary

Reston, Virginia
April 20, 2005

TABLE OF CONTENTS

SI INTERNATIONAL, INC.
12012 Sunset Hills Road, Suite 800
Reston, Virginia 20190

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS

To be held on June 16, 2005

GENERAL

This proxy statement is furnished in connection with the solicitation of proxies to be voted at the Annual Meeting of Stockholders, or the Annual Meeting, of *SI International, Inc.*, which we refer to as *SI International* or the Company, to be held on Thursday, June 16, 2005 at 8:30 a.m., local time, at the Hyatt Regency in Reston, Virginia.

The purpose of the Annual Meeting and a description of the matters to be acted upon at the Annual Meeting are set forth in the accompanying Notice of Annual Meeting of Stockholders. This proxy statement and the enclosed proxy card are being mailed to stockholders on or about April 30, 2005. We are also mailing to stockholders, along with this proxy statement, our Annual Report on Form 10-K for the fiscal year ended December 25, 2004. The enclosed proxy card is solicited by our Board of Directors and will be voted at the Annual Meeting and any adjournments thereof. Shares represented by a properly executed proxy card in the accompanying form will be voted at the Annual Meeting in accordance with any instructions specified by the stockholder. If no instructions are given, the stockholder's shares will be voted in accordance with the recommendations of the Board "FOR" each of the proposals presented in this proxy statement. Those recommendations are described later in this proxy statement.

SOLICITATION

SI International will bear the expenses in connection with the solicitation of proxies. Solicitation will be made by mail, but may also be made by telephone, personal interview, facsimile or personal calls by our officers, Directors or employees who will not be specially compensated for such solicitation.. We may request brokerage houses and other nominees or fiduciaries to forward copies of our proxy statement and Form 10-K to beneficial owners of common stock, and we may reimburse them for reasonable out-of-pocket expenses incurred in doing so. In addition, we have engaged Innisfree M&A Incorporated to assist in the solicitation of proxies. We anticipate that we will incur total fees of approximately $15,000 plus $5.50 per phone call plus out-of-pocket expenses. Neither the number of phone calls nor the out-of-pocket expenses can be estimated at this time.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board of Directors has fixed the close of business on April 27, 2005 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. The presence at the Annual Meeting, in person or by proxy, of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting will constitute a quorum for the transaction of business at the Annual Meeting. Votes cast in person or by proxy, abstentions and broker non-votes (which we define below) will be tabulated by the inspectors of election and will be considered in the determination of whether a quorum is present at the Annual Meeting. Ballots marked "abstain" will be counted as present and entitled to vote for purposes of determining whether a quorum exists for matters subject to a vote by the stockholders. If, with respect to any shares, a broker or other nominee submits a proxy card indicating that instructions have not been received from the beneficial owners or the persons entitled to vote, and if that broker or other nominee does not have discretionary authority to vote such shares (a "broker non-vote") on one or more proposals, those shares will not be treated as present and entitled to vote for purposes of determining whether a quorum exists for matters subject to a vote by the stockholders. As of April 7, 2005, we had 11,107,348 shares of common stock issued and outstanding. Each share of common stock is entitled to one vote.

ALL STOCKHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE.

IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE, AND YOU WISH TO VOTE AT THE ANNUAL MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED. IF YOU ARE PRESENT AT THE MEETING, YOU MAY VOTE YOUR SHARES IN PERSON AND THE PROXY WILL NOT BE USED.

PLEASE READ THE PROXY STATEMENT CONTAINED IN THIS BOOKLET FOR FURTHER INFORMATION CONCERNING THE MATTERS TO BE ACTED UPON AT THE ANNUAL MEETING AND THE USE OF THE PROXY.

REVOCABILITY OF PROXIES

You may revoke the proxy at any time before it is exercised in the following ways:

- You may make delivery of a written notice of revocation to our Corporate Secretary. All written notices of revocation or other communications with respect to revocation of proxies should be addressed to our Corporate Secretary at our principal executive offices as follows: *SI International, Inc.*, 12012 Sunset Hills Road, Suite 800, Reston, Virginia, 20190, Attention: Corporate Secretary.
- You may attend the Annual Meeting in person and revoke your proxy by either giving notice of revocation to the inspectors of election at the Annual Meeting or by voting at the Annual Meeting in person.
- You may submit another proxy bearing a later date.
- If you hold your shares in "street name," you must contact your broker or other nominee to determine how to revoke your original proxy.

The only items of business that the Board intends to present or knows will be presented at the Annual Meeting are the items discussed in this proxy statement. The proxy confers discretionary authority upon the persons named in it, or their substitutes, to vote on any other items of business that may properly come before the meeting. All holders of record of our common stock at the close of business on April 27, 2005 will be eligible to vote at the Annual Meeting.

HOUSEHOLDING OF PROXY MATERIALS

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or our annual report may have been sent to multiple stockholders in your household. We will promptly deliver to you a separate copy of either document if you write the Corporate Secretary at the following address: *SI International, Inc.*, 12012 Sunset Hills Road, Reston, Virginia 20190, Attention: Corporate Secretary. If you and any other stockholders of the Company want to receive separate copies of our annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address.

BENEFICIAL OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the shares of our common stock as of April 7, 2005 by:

- Each person we know to beneficially own more than 5% of our common stock,
- Each Director and nominee for Director,
- Each of our executive officers named in the Summary Compensation Table under "Executive Compensation" below, and
- All of our Directors and executive officers as a group.

On April 7, 2005, we had 11,107,348 shares of common stock outstanding. Except as noted, all information with respect to beneficial ownership has been furnished by the respective Director, executive officer or beneficial owner of more than 5% of our common stock, or is based on filings with the Securities and Exchange Commission, which we sometimes refer to as the SEC. Unless otherwise indicated below, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names. Beneficial ownership of the common stock has been determined for this purpose in accordance with the Securities Exchange Act of 1934, as amended, which provides, among other things, that a person is deemed to be the beneficial owner of the common stock if that person, directly or indirectly, has or shares voting power or investment power with respect to such stock or has the right to acquire such ownership within sixty days. Accordingly, the amounts shown in the table do not purport to represent beneficial ownership for any purpose other than compliance with Securities and Exchange Commission reporting requirements. Further, beneficial ownership as determined in this manner does not necessarily bear on the economic incidence of ownership of the common stock. Unless otherwise indicated below, the address of those identified in the table is *SI International, Inc.*, 12012 Sunset Hills Road, Suite 800, Reston, Virginia 20190.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Ray J. Oleson(1)	287,544	2.6%
Dr. Walter J. Culver(2)	169,201	1.5%
S. Bradford Antle(3)	79,775	*
Thomas E. Dunn(4)	71,209	*
Paul R. Brubaker(5)	11,015	*
Thomas E. Lloyd(6)	68,050	*
Charles A. Bowsher(7)	7,500	*
James E. Crawford III(8)	665,181	5.9%
Walter C. Florence(9)	661,831	5.9%
Gen. R. Thomas Marsh (USAF—Ret.)(10)	19,332	*
Edward H. Sproat(11)	8,897	*
John P. Stenbit(12)	5,000	*
Frontenac Company VII, L.L.C., 135 South LaSalle St., Chicago, IL 60603(13)	656,778	5.9%
FMR Corp., 82 Devonshire Street, Boston, MA 02109(14)	1,118,905	10.0%
All officers and Directors as a group (12 individuals)(15)	1,392,757	12.5%

* Represents less than 1% of our outstanding stock

(1) Includes 27,633 shares held by the Oleson L.P., of which Mr. Oleson and members of his immediate family are partners and Mr. Oleson exercises voting and dispository discretion; and approximately 76,564 shares subject to option exercise by Mr. Oleson within 60 days.

(2) Includes 160,597 shares held jointly with Dr. Culver's spouse, and approximately 8,604 shares subject to option exercise by Dr. Culver within 60 days.

(3) Includes approximately 52,699 shares subject to option exercise by Mr. Antle within 60 days, 1,000 shares held jointly with Mr. Antle's spouse, 3,000 shares held by Mr. Stephen B. Antle IRA FBO Mr. Stephen B. Antle, and 400 shares, held by Mr. Antle as custodian for his children of which he does not disclaim any beneficial ownership.

(4) Includes approximately 30,140 shares subject to option exercise by Mr. Dunn within 60 days.

(5) Includes 1,000 shares held jointly with Mr. Brubaker's spouse, and approximately 10,015 shares subject to option exercise by Mr. Brubaker within 60 days.

(6) Includes approximately 17,824 shares subject to option exercise by Mr. Lloyd within 60 days.

(7) Includes approximately 7,500 shares subject to option exercise by Mr. Bowsher within 60 days.

(8) Includes approximately 5,000 shares subject to option exercise by Mr. Crawford within 60 days, 625,336 shares held of record by Frontenac VII Limited Partnership, or Frontenac VII, 31,284 shares held by record by Frontenac Masters VII Limited Partnership, or Masters, 158 shares held by Frontenac Company VII, L.L.C., or Frontenac LLC, and 3,403 shares held individually by Mr. Crawford. Mr. Crawford is a Member of Frontenac LLC, the general partner of Frontenac VII and Masters. He disclaims any beneficial ownership of the shares, except to the extent of his interest in shares held by him individually and his pecuniary interest in Frontenac VII and Masters arising from his role as a Member of Frontenac LLC.

(9) Includes approximately 5,000 shares subject to option exercise by Mr. Florence within 60 days, 625,336 shares held of record by Frontenac VII, 31,284 shares held by record by Masters, 158 shares held by Frontenac LLC, and 53 shares held individually by Mr. Florence. Mr. Florence is a limited partner of Frontenac Masters VII and disclaims any beneficial ownership of the shares held by Frontenac VII and Masters, except to the extent of his interest in shares held by him individually and his pecuniary interest in Masters arising from his role as a limited partner of Masters.

(10) Includes approximately 10,545 shares subject to option exercise by General Marsh within 60 days.

(11) Includes approximately 8,897 shares subject to option exercise by Mr. Sproat within 60 days.

(12) Includes approximately 5,000 shares subject to option exercise by Mr. Stenbit within 60 days.

(13) Frontenac LLC, is the general partner of both Frontenac VII, and Masters, and has the sole power to direct the vote of and direct the disposition of the shares held by Frontenac VII and Masters. Mr. Crawford, Paul D. Carbery, James E. Cowie, Rodney L. Goldstein, Martin J. Koldyke, Laura P. Pearl and Jeremy H. Silverman are members of Frontenac LLC and have the shared power to direct the voting and disposition of the shares held by Frontenac VII and Masters. Frontenac LLC, Frontenac VII, Messrs. Cowie, Carbery, Crawford, Goldstein, Koldyke and Silverman, and Ms. Pearl expressly disclaim that they have agreed to act as a group other than as described in the Schedule 13G/A filed by such persons with the Securities and Exchange Commission on February 9, 2005.

(14) According to the Schedule 13G/A filed on February 14, 2005: (i) FMR Corp. has the sole power to vote or direct the vote of 322,209 shares, and the sole power to dispose or direct the disposition of 1,118,905 shares, (ii) Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and a registered investment adviser, is the beneficial owner of 798,496 shares as a result of

acting as investment adviser to various registered investment companies, (iii) Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp. and a bank, is the beneficial owner of 320,409 shares as a result of its serving as investment manager of the institutional accounts, and (iv) Edward C. Johnson, FMR Corp., through its control of Fidelity Management & Research Company, and the funds each has sole power to dispose of the 798,496 shares owned by the funds. Members of Edward C. Johnson's family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

(15) Includes 1,159,969 shares beneficially held by current Directors and officers as a group and approximately 237,788 shares subject to option exercisable within 60 days of April 7, 2005 held by current Directors and officers as a group.

ELECTION OF DIRECTORS

(PROPOSAL 1)

General. The Company's Second Restated Certificate of Incorporation, which we refer to as our Charter, and the Company's Amended and Restated Bylaws, which we refer to as our Bylaws, provide for the classification of the Board of Directors into three classes (designated as Class I Directors, Class II Directors and Class III Directors), with members of each class holding office for staggered three-year terms. Vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes may be filled by either the affirmative vote of the holders of a majority of the then-outstanding shares of *SI International* or by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors.

Our Board of Directors currently consists of eight (8) members. The Board has adopted written charters for our Board committees described below. The Charter, the Bylaws, and the Board committee charters provide the framework for the Board's governance of the Company. The written charters of our Board committees are available both on the "Investors" section of our website at *www.si-intl.com* and in print to any stockholder who requests it.

There are currently two Class III Directors, whose terms expire at the Annual Meeting, three Class I Directors, whose terms expire at the 2006 Annual Meeting of Stockholders, and three Class II Directors, whose terms expire at the 2007 Annual Meeting of Stockholders (in all cases subject to the election and qualification of their successors and to their earlier death, resignation or removal).

Each of the nominees for election as a Class III Director is currently on the Board of *SI International* and has indicated his willingness to serve, if elected. If any of the nominees for election as a Class III Director should be unable or unwilling to serve, proxies may be voted for a substitute nominee designated by the Board of Directors. If elected at the Annual Meeting, each of the two nominees would serve until the 2008 Annual Meeting (subject to the election and qualification of his successor and to his earlier death, resignation or removal).

If a quorum is present and no stockholder has exercised cumulative voting rights, the Directors will be elected by a plurality of the votes of the shares cast in person or by proxy at the meeting. Abstentions and broker non-votes have no effect on the vote. If a stockholder has exercised cumulative voting rights, the two candidates receiving the highest number of affirmative votes of the shares entitled to be voted for such Directors will be elected Directors of the Company. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the two nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the Board of Directors may propose. It is not anticipated that any nominee will be unable or unwilling to serve as a Director.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE "FOR" THE ELECTION OF THE NOMINEES TO SERVE AS DIRECTORS.

NOMINATION OF CLASS III DIRECTORS

The names, ages as of April 7, 2005, principal occupations and other information concerning each nominee for Class III Director, are set forth below.

James E. Crawford III, 59, has served on our Board of Directors since October 1998 and is currently a managing director of Frontenac Company VII, L.L.C., a private equity investment firm. From 1984 to 1992, Mr. Crawford was a general partner of William Blair Venture Management Co., a venture capital fund. From 1986 to 1992, Mr. Crawford was a partner in William Blair & Company, an investment banking firm. Mr. Crawford currently serves on the board of directors of ypOne Publishing, LLC.

Walter C. Florence, 35, has served on our Board of Directors since May 2000 and is currently a managing director of Frontenac Company VII, L.L.C., a private equity investment firm. Prior to joining Frontenac LLC in 1994, Mr. Florence worked with Bear, Stearns & Co., Inc. Mr. Florence currently serves on the board of directors of ypOne Publishing, LLC.

INCUMBENT DIRECTORS

The names, ages as of April 7, 2005, principal occupations and other information concerning each incumbent Director are set forth below.

Incumbent Class I Directors

Mr. Charles A. Bowsher, 73, was appointed to our Board of Directors in April 2003. From 1997 to 2001, Mr. Bowsher served on, and as Chairman of, the Public Oversight Board of the SEC Practice Section for the American Institute of Certified Public Accountants (AICPA). From 1981 to 1996, Mr. Bowsher served as Comptroller General of the United States and head of the General Accounting Office. Prior to that he was affiliated with Arthur Andersen and Co. for 25 years, except for a four-year period when he served as Assistant Secretary of the Navy for Financial Management. Mr. Bowsher previously served on the Board of Directors of American Express Bank, from which he retired in May 2004. Mr. Bowsher currently serves on the board of directors of each of DeVry, Inc., where he is also serves as Chairman of the Audit Committee and Washington Mutual Investors Fund, where he serves as a member of the Audit and Governance Committees.

Dr. Walter J. Culver, 67, served as our Vice Chairman and Director of Major Programs from 2002 until his retirement from management on January 14, 2005. Dr. Culver continues as a member of our Board of Directors and has been on our Board since 1998. Dr. Culver was one of the co-founders of the Company and served as our President and Chief Operating Officer from October 1998 to March 2001. From March 2001 until May 2002 he served as Chairman and Chief Executive Officer of SI International Telecom Corporation. He has held executive positions in our industry since 1971, and management positions since 1965. From September 1997 to October 1998 Dr. Culver was self employed as a consultant and the Interim Chief Executive Officer of Aydin Yazilim ve Elektronik Sanayi, A.S., of Ankara, Turkey, a subsidiary of Aydin Corporation. From 1996 to 1997, Dr. Culver served as an Executive Vice President at CACI, Inc. From 1968 to 1990, Dr. Culver held positions at Computer Sciences Corporation including President of Defense Systems Division, President of a diversified federal division of 2,000 employees, and Corporate Vice President of Systems Integration. Dr. Culver serves on the Board of Directors of AAC, Inc.

Edward H. Sproat, 66, has served on our Board of Directors since November 2000. Mr. Sproat, former President of Network Services at Bell Atlantic, brings over 38 years of experience in the telecommunications field. From June 1993 until his retirement in June 2000, he was President and

Chief Operating Officer of Bell Atlantic Networks, which included all of its engineering, procurement, construction and operations. Prior to then, Mr. Sproat served as Vice President of Operations and Chief Operating Officer of Bell Atlantic-New Jersey and Vice President of Operations, Bell Atlantic Business Systems Services and Assistant Vice President of Financial Management for Bell Atlantic. Mr. Sproat formerly served on the Board of Directors of New Jersey Bell and Somerset Medical Center. Mr. Sproat previously served as a director of Evolving Systems, Inc., a provider of services software products, during calendar year 2002, where he also served as a member of the Audit Committee.

Incumbent Class II Directors

Ray J. Oleson, 60, has served as the Chairman of our Board of Directors and as our Chief Executive Officer since he founded our company in October 1998. He has held executive positions in our industry since 1977, and management positions since 1969. From 1990 to 1996 he was President and Chief Operating Officer of CACI, Inc., the primary wholly owned subsidiary of CACI International Inc. From 1987 to 1990 Mr. Oleson was the Operating Division President of one of CACI's business units focused on federal government business. From 1985 to 1987 he served as President and Chief Operating Officer of Systems and Applied Sciences Corporation and from 1984 to 1985 he was Vice President, Marketing for that company. From 1977 to 1984 Mr. Oleson served as a Vice President of Computer Sciences Corporation. Mr. Oleson serves on the Board of Directors of AFCEA International, and of Enterprise Solutions Division for the Information Technology Association of America, both of which are non-profit professional associations.

General R. Thomas Marsh (USAF—Ret.), 80, has served on our Board of Directors since December 1998. From 1996 to 1997, General Marsh served as the Chairman of the President's Commission on Critical Infrastructure Protection. From 1989 to 1991, he served as Chairman of Thiokol Corporation. General Marsh retired from active military duty with the Air Force in 1984. His military career included service as the Commander of the Electronics Division at Hanscom Air Force Base, Massachusetts and Commander of the Air Force Systems Command. He currently serves on the boards of directors of Teknowledge Corporation, and serves as Chairman of the Audit Committee of Teknowledge. He is also an advisor to the Georgia Tech Research Institute and is a Trustee Emeritus of the MITRE Corporation. He is a former Executive Director of the Air Force Aid Society.

John P. Stenbit, 63, has served on our Board of Directors since April 2004. From 2001 to his retirement in March 2004, Mr. Stenbit served as the Assistant Secretary of Defense for Command, Control, Communications, and Intelligence (C3I) and later as Assistant Secretary of Defense of Networks and Information Integration/Department of Defense Chief Information Officer, the C3I successor organization. From 1977 to 2001, he served as an Executive Vice President of TRW. He was a Fulbright Fellow and Aerospace Corporation Fellow at the Technische Hogeschool, Einhoven, Netherlands. He has chaired the Science and Technology Advisory Panel to the Director of Central Intelligence and the Research, Engineering and Development Advisory Committee for the Administrator of the Federal Aviation Administration. He has also served as a member of the Science Advisory Group to the directors of Naval Intelligence, Science Advisory Group for the Defense Communications Agency, Defense Science Advisory Board, the Navy Studies Board, and the National Research Council Manufacturing Board. He currently serves on the board of directors of SM&A Corporation, Cogent, Inc., and Viasat, Inc. Mr. Stenbit serves on the Compensation Committee for SM&A Corporation, the Compensation and Audit Committees for Cogent, Inc., and the Audit Committee of Viasat, Inc.

Election of Additional Directors

SI International is seeking up to two additional persons to serve as an independent Director of the Board. If *SI International* finds a qualified person to fill such a position, it is anticipated that the Board will create a new directorship by increasing the number of Board members from eight to nine or by appointing such person to any vacancy that occurs on the Board. The nomination of a candidate for this Board of Directors position is subject to recommendation by the Corporate Governance Committee and the appointment of the Board of Directors. The nominee will not be elected by stockholder vote because newly created directorships and vacancies on the Board may be filled by the affirmative vote of the majority of Directors then in office, even if less than a quorum of the Board. A Director elected by the Board to fill a vacancy shall serve for the remainder of the full term of the class of Directors in which the vacancy occurred and until such Director's successor is elected and qualified.

Independence and Composition

Our Charter, and the National Association of Securities Dealers listing standards, which we refer to as the NASD listing standards, each require that a majority of our Board of Directors are "independent" Directors, as defined in our Charter and the NASD listing standards. The Board of Directors, upon the unanimous recommendation of the Corporate Governance Committee at a meeting of the full Board, has determined that Messrs. Bowsher, Crawford, Florence, Marsh, Sproat and Stenbit, representing a majority of our Board of Directors, are "independent" as defined in the NASD listing standards and our Charter. The Board made its determination based on information furnished by all directors regarding their relationships with the Company and research conducted by management. In addition, the Board consulted with the Company's counsel to ensure that the Board's determination would be consistent with all relevant securities laws and regulations as well as the NASD listing standards.

Stockholder Communications with Directors

The Company has a process whereby our stockholders can send communications to our Directors. This process is described in detail on our website at *www.si-intl.com.*

Board and Committee Meetings

During fiscal year 2004, there were nine meetings of the Board, four of which were telephonic meetings. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served that were held during the period for which he was a Director or committee member, respectively. In addition, the Board took action by unanimous written consent in lieu of meeting one time during fiscal year 2004. Our Board has adopted the position that it is the responsibility of individual Directors to make themselves available to attend scheduled and special Board meetings and the Annual Meeting of Stockholders on a consistent basis. All of our Directors attended the 2004 Annual Meeting of Stockholders.

Committees of the Board

The Board has an Audit Committee, a Compensation Committee and a Corporate Governance Committee, each of which deals with specific areas of the Board's responsibility.

Audit Committee

The Board of Directors has established an Audit Committee, which is governed by a written charter that was amended on March 4, 2005 and which is attached hereto as Annex A. The Audit Committee reviews the professional services provided by our independent accountants, the independence of the accountants from our management, our annual financial statements and our system of internal control over financial reporting. The composition of the Audit Committee is subject to the independence and other requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder, which we collectively refer to as the Exchange Act, and the NASD listing standards. The Board of Directors, upon the unanimous recommendation of the Corporate

Governance Committee, has determined that all current members of the Audit Committee meet the audit committee composition and independence requirements of the Exchange Act and the NASD listing standards and that Mr. Charles A. Bowsher is an "audit committee financial expert" as defined in the Exchange Act.

The Audit Committee met eight times during fiscal year 2004. The current members of the Audit Committee are Charles A. Bowsher, who serves as Chairman, General Marsh and Mr. Sproat.

Compensation Committee

The Board of Directors has established a Compensation Committee, which is governed by a written charter that was amended on March 5, 2004 and is available on the "Investors" section of our website at *www.si-intl.com.* The proposed NASD listing standards require that the Compensation Committee consist solely of independent Directors. The Board of Directors, upon the unanimous recommendation of the Corporate Governance Committee, has determined that all current members of the Compensation Committee are "independent" as defined in the NASD listing standards.

The duties of the Compensation Committee include, among others:

- fixing the compensation level of executive officers of the Company,
- developing compensation policies that attract and retain the highest quality executives, articulate the relationship between corporate performance and executive compensation, and reward executives for the Company's progress,
- approving, reviewing and managing compensation plans and granting rights thereunder, and
- overseeing the possible dilution to other shareholders because of options granted to management.

The Compensation Committee met four times during fiscal year 2004. During fiscal 2004 and until March 28, 2005, the members of the Compensation Committee were Mr. James E. Crawford, III, who served as Chairman, and Messrs. Walter C. Florence and Edward H. Sproat. As of March 28, 2005, the current members of the Compensation Committee are Edward Sproat, who serves as Chairman, and Messrs. Crawford, Florence, and Stenbit.

Corporate Governance Committee

The Board of Directors has established a Corporate Governance Committee, which is governed by a written charter that was amended on March 4, 2005 and which is available on the "Investors" section of our website at *www.si-intl.com.* The Corporate Governance Committee oversees and reviews nominations for our Board of Directors and evaluates and recommends corporate governance compliance policies and procedures applicable to *SI International.* In addition, the Corporate Governance Committee is charged with the task of assessing the performance of the Board of Directors on an annual basis and overseeing the annual self-assessments carried out by each of the committees of the Board, including the Corporate Governance Committee itself. The purpose of each of these assessments is to monitor the effectiveness of the Board and the committees, gather information regarding the ability of the Board and the committees to fulfill their mandates and responsibilities, and provide a basis for further evaluation and improvement of the policies of the Board and the committees.

Our Board has adopted a policy that the Corporate Governance Committee endeavor to identify individuals to serve on the Board who have expertise that is useful to us and complementary to the background, skills and experience of the other members of the Board. The Corporate Governance Committee's assessment of the composition of the Board includes the following considerations: (a) the skills of each member of the Board, which includes an analysis of each Director's business and management experience, information technology and government contractor industry experience, professional services industry experience, accounting experience, finance and capital markets experience, and level of understanding of corporate governance regulations and public policy matters, (b) the characteristics of each member of the Board, which includes an analysis of each Director's ethical and moral standards, leadership abilities, sound business judgment, independence and innovative thought, and (c) the general composition of the Board of Directors, which includes an analysis of the diversity, age and public company experience of the Directors. The principal qualification for a Director is the ability to act in the best interests of the Company and its stockholders.

The Corporate Governance Committee also considers Directors nominees recommended by stockholders. The deadline for submissions of proposals for the 2005 Annual Meeting can be found under the section of this proxy statement captioned "Deadline for Stockholder Proposals."

In order to nominate a Director nominee, a stockholder's proposal must comply with all of the requirements of Rule 14a-8 as promulgated under the Exchange Act. In addition, any such proposals must include the following:

- the name and address of the stockholder submitting the proposal, as it appears on our stock records, and of the beneficial owner thereof;
- the number of shares of stock of each class that are owned beneficially and of record by the stockholder and the beneficial owner;
- a description of all arrangements or understandings between the stockholder and the Director nominee and any other person pursuant to which the nomination is to be made by the stockholder; and
- all information relating to the Director nominee that is required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a Director nominee and to serving as a Director if elected).

The Corporate Governance Committee does not evaluate Director candidates recommended by stockholders any differently than it evaluates Director candidates recommended by our Directors, management or employees.

The NASD listing standards require that the Corporate Governance Committee consist solely of independent Directors. The Board of Directors, upon the unanimous recommendation of the Corporate Governance Committee, has determined that all current members of the Corporate Committee are "independent" as defined in the NASD listing standards.

During fiscal 2004, the Corporate Governance Committee met once and one additional time with the full Board in attendance. During fiscal 2004 and until March 28, 2005, the members of the Corporate Governance were Mr. James E. Crawford, III, who serves as Chairman, and Messrs. Walter C. Florence and Edward H. Sproat. Mr. Sproat resigned from the Corporate Governance Committee on March 28, 2005 and was replaced by Mr. John Stenbit. As of March 28, 2005, the current members of the Corporate Governance Committee are Mr. Crawford, who serves as Chairman, and Messrs. Florence, and Stenbit.

Code of Ethics

Our Directors, as well as our officers and employees, are also governed by our Code of Ethics, which we refer to as our Code. The Code is available both on our website at *www.si-intl.com* or in print to any stockholder who requests it. Amendments to, or waivers from, a provision of the Code that apply to our Directors, executive officers or corporate controller will be posted to our website within five business days following the date of the amendment or waiver.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee. Messrs. Crawford, Florence and Sproat served as the members of the Compensation Committee of our Board of Directors during our recently completed fiscal year 2004. None of these individuals has ever served as an officer or employee of the Company.

Director Compensation

Directors who are also employees of the Company do not receive any cash compensation from us for their services as members of the Board. Directors are entitled to reimbursement of expenses for attending each meeting of the Board and each committee meeting. In addition, for fiscal 2005, each non-employee Director will receive $18,000, payable in equal quarterly installments, as compensation for his services on the Board, and $1,000 for his personal attendance at each meeting of the Board. Further, the Chair of the Audit Committee will receive $12,000, and each other Audit Committee member will receive $4,000, payable in equal quarterly installments as compensation for services as Audit Committee Chairman and Committee member, respectively. The Chairs of the Compensation and Corporate Governance committees each will receive $6,000, payable in equal quarterly installments, as compensation for service as chairmen of these committees. The members of the Compensation and Corporate Governance committees, other than the Chairs of each such Committee, each will receive $2,000, payable in equal quarterly installments, as compensation for service as members of these Committees.

Currently, our non-employee Directors are eligible to receive non-qualified stock option grants under our 2002 Stock Incentive Plan. Pursuant to this plan, as currently in effect for fiscal 2004, each new non-employee Director will receive an initial stock option to purchase 10,000 shares of common stock, to be vested over a three (3) year period. In addition, each independent Director will receive a stock option grant for 2,500 shares of common stock in 2005 to vest in total three years from the grant date of such stock option grant. Certain of these grants include a provision for acceleration of vesting upon the occurrence of a designated change of control event. The exercise price of the options is to be 100% of the fair market value of our common stock on the date of grant.

We currently have reserved 1,920,000 shares of our common stock for issuance under the 2002 Stock Incentive Plan, subject to increase by an amount determined and approved by the Board not to exceed 160,000 shares in any fiscal year. In January 2005, the Board of Directors increased the number of reserved shares by 160,000 so that the total number of reserved shares increased from 1,760,000 to 1,920,000. In addition to our non-employee Directors, all of our employees are eligible to receive stock option grants under this plan. The Board may terminate the plan at any time. Set forth below in Proposal No. 3 is the Board's recommendation that the stockholders approve the 2002 Amended and Restated Omnibus Stock Incentive Plan.

EXECUTIVE OFFICERS

As of April 7, 2005 the executive officers of the Company were Ray J. Oleson, Chairman and Chief Executive Officer (the biography of whom is included above), and the following four persons indicated in the table below:

Name, Age	Positions and Offices With the Company	Other Employment in Past Five Years
S. Bradford Antle, 49 . . .	President and Chief Operating Officer (since 2001) Executive Vice President (1999-2001)	
Thomas E. Dunn, 53. . . .	Executive Vice President, Chief Financial Officer, and Treasurer (since 2001)	Chief Financial Officer of America One Communications (1998-2000)
Paul R. Brubaker, 44 . . .	Executive Vice President and Chief Marketing Officer (since 2003)	Chief Executive Officer of Aquilent (2002-2003); President and General Manager of Commerce One e-Government Solutions (2001-2003); Deputy Assistant Secretary & Deputy Chief Information Officer, U.S. Department of Defense (1999-2001
Thomas Lloyd, 70	Vice President, Corporate Development (since 2002) Vice President, Mergers and Acquisitions (1998-2002)	

EXECUTIVE COMPENSATION

The following table summarizes, for the last three fiscal years, the compensation paid to or earned by our Chief Executive Officer and our four other most highly paid executive officers (our "named executive officers") serving as such during fiscal 2004.

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long Term Compensation				
				Awards		Payouts		
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)*	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARS (#)	LTIP Payouts ($)	All Other Compensation ($)	Notes
Ray J. Oleson	2004	$372,077	$292,500	—	32,160	—	$22,530	(1)
Chairman and Chief	2003	333,776	332,276	—	32,160	—	15,174	(1)
Executive Officer	2002	242,590	—	—	160,865	—	57,741	(1)
Walter J. Culver, Ph.D(2)	2004	$254,808	$ 65,000	—	5,025	—	$ 2,600	(3)
Former Vice Chairman and	2003	250,000	62,500	—	4,340	—	2,400	(3)
Director of Major Programs	2002	250,000	—	—	21,750	—	2,500	(3)
S. Bradford Antle	2004	$253,846	$204,000	—	34,805	—	$16,130	(4)
President and Chief	2003	218,457	228,350	—	14,780	—	16,034	(4)
Operating Officer	2002	200,000	—	—	84,731	—	11,561	(4)
Thomas E. Dunn	2004	$213,077	$165,000	—	28,725	—	$ 2,600	
EVP, Chief Financial	2003	177,945	181,230	—	8,700	—	2,400	(3)
Officer and Treasurer	2002	160,000	—	—	43,520	—	5,031	(3)
Paul R. Brubaker(5)	2004	$229,327	$ 81,000	—	5,025	—	—	
EVP and Chief Marketing	2003	—	—	—	25,000	—	—	
Officer	2002	—	—	—	—	—	—	

* Executive officer bonuses for fiscal year 2004 identified in this table were paid in February 2005.

(1) Includes approximately $19,930, $11,700 and $9,709 in aggregate payments on an automobile lease and related expenses, and approximately $2,600, $1,686 and $4,652 in aggregate payments by the Company to Mr. Oleson's 401(k) account for fiscal years 2004, 2003 and 2002, respectively. Includes approximately $43,380 in aggregate premium for a split-dollar life insurance policy attributable to fiscal year 2002 and paid during fiscal year 2001.

(2) Dr. Culver resigned from his officer position as of January 14, 2005. He continues to serve as a member of the Board of Directors.

(3) Includes the Company's contribution to the individual's 401(k) account.

(4) Includes approximately $13,706, $11,846 and $7,793 in aggregate payments on an automobile lease and related expenses, and approximately $2,424, $2,400 and $3,768 in aggregate payments by the Company to Mr. Antle's 401(k) account for fiscal years 2004, 2003 and 2002, respectively.

(5) Mr. Brubaker began his employment in December 2003.

OPTION GRANTS IN LAST FISCAL YEAR

The following table shows information with respect to grants of options to the named executive officers for fiscal 2004.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)	
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal 2004	Exercise Price Per Share	Expiration Date	5%	10%
Ray J. Oleson..........	32,160	5.8%	$16.43	01/15/2014	$332,301	$842,116
Ray J. Oleson..........	25	*	$25.18	10/15/2014	393	1,003
Walter J. Culver, Ph.D. .	5,000	0.9%	$16.43	01/15/2014	51,664	130,926
Walter J. Culver, Ph.D. .	25	*	$17.35	01/14/2014	273	691
S. Bradford Antle	34,780	6.3%	$16.43	01/15/2014	359,373	910,721
S. Bradford Antle	25	*	$20.55	07/09/2004	323	819
Thomas E. Dunn.......	28,700	5.2%	$16.43	01/15/2014	296,550	751,515
Thomas E. Dunn.......	25	*	$25.01	04/19/2004	393	996
Paul R. Brubaker.......	5,000	0.9%	$16.43	01/15/2014	51,664	130,926
Paul R. Brubaker.......	25	*	$25.21	04/20/2004	396	1,004
Thomas Lloyd	5,380	1.0%	$16.43	01/15/2014	55,590	140,876
Thomas Lloyd	25	*	$17.35	01/14/2004	273	691

* For this table, this represents percentages that are less than 0.01%.

(1) Amounts reflect certain assumed rates of appreciation set forth in the Securities and Exchange Commission's executive compensation disclosure rules. Actual gains, if any, on stock options exercised will depend on future performance of our common stock. No assurance can be given that the amounts reflected in these columns will be achieved.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The following table sets forth certain information concerning stock options held by the named executive officers as of December 25, 2004.

			Number of Securities Underlying Unexercised Options at End of Fiscal Year		Value of Unexercised in-the-Money Options at End of Fiscal Year(1)	
Name	Number of Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Ray J. Oleson..........	—	$ —	96,556	128,665	$1,756,013	$2,141,043
Walter J. Culver, Ph.D. .	4,481	89,889	8,597	18,037	150,985	298,932
S. Bradford Antle	—	—	50,862	83,459	949,538	1,375,393
Thomas E. Dunn.......	—	—	26,133	54,817	475,177	608,905
Paul R. Brubaker.......	—	—	10,008	20,017	120,048	254,203
Thomas Lloyd	—	—	17,817	22,616	330,139	382,100

(1) Value is calculated by subtracting the exercise price per share from $31.25, which is the last reported sale price of the common stock on December 23, 2004, the last trading day of fiscal 2004, and multiplying the result by the number of shares subject to the option.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about the securities authorized for issuance under *SI International's* equity compensation plans as of December 25, 2004:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(*)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities to be issued upon exercise of outstanding options, warrants and rights)
Equity compensation plans approved by security holders..	1,405,257	14.93	453,607
Equity compensation plans not approved by security holders..	N/A	N/A	N/A
Total	1,405,257	14.93	453,607

* The number of shares of our common stock reserved for issuance under the Company's 2002 Stock Incentive Plan as of December 25, 2004 was 1,760,000. The Company's 2002 Stock Incentive Plan provides that the number of shares reserved for issuance may be increased annually by the Board by the lesser of (i) 160,000 shares, or (ii) an amount determined by the Board. In January 2005, the Board voted to increase the number of shares reserved for issuance under the 2002 Stock Incentive Plan by 160,000 shares, which increased the total number of shares reserved for issuance under this plan to 1,920,000 shares of our common stock.

Executive Employment Contracts

In July 2002, we entered into Executive Employment Agreements with each of Ray Oleson, Dr. Walter Culver, S. Bradford Antle, Thomas Lloyd and Thomas Dunn. In March 2005, we entered into an Executive Employment Agreement with Paul Brubaker. Pursuant to the terms of these agreements, each executive's employment extends for a period of one year with automatic extensions for one year terms thereafter unless the executive is given notice of termination no later than 90 days prior to the anniversary of the agreement. Under the terms of their agreements and as of December 25, 2004 (March 18, 2004 for Mr. Brubaker), the base salaries for Messrs. Oleson, Antle, Lloyd, Dunn, and Brubaker were $390,000, $272,000, $160,000, $220,000, $225,000, respectively. These base salaries are reviewed annually by the Compensation Committee, including most recently in July 2004. Each executive is eligible to receive a bonus following the end of each fiscal year in accordance with the performance-based bonus plans established by the Board of Directors. Each executive is also eligible for equity incentives in the form of executive stock grants and stock option grants. Upon termination other than for cause (as defined in the applicable agreement), the executive will be entitled to receive his base salary, a pro-rata portion of any performance-based bonus and disability, accident and health insurance benefits for the twelve months following termination. According to the terms of the agreements, each executive will be bound by confidentiality and invention assignment provisions and will be prohibited from competing with us for the six months following termination and from soliciting our customers or employees for the twelve months following termination. Dr. Culver retired from management on January 14, 2005 and is, therefore, no longer subject to his Executive Employment Agreement. Dr. Culver currently serves as a consultant to the Company; the terms of his consulting position are governed by a Consulting Services Agreement between Dr. Culver and the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Until the closing of our initial public offering, Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership joined our management team and other unaffiliated investors in governing the affairs of an entity that held a significant number of shares of our common stock and all of the outstanding shares of our preferred stock. Two members of our Board of Directors, Messrs. Crawford and Florence, are affiliated with Frontenac Company VII, L.L.C., the sole general partner of each of Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership.

Messrs. Oleson, Culver, Lloyd, Antle and Dunn and General Marsh, Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership and *SI International*, L.L.C. are all parties to our registration rights agreement. Pursuant to the terms of the registration rights agreement, these stockholders have the right to require us to file a registration statement under the Securities Act of 1933, as amended, or the Securities Act, to permit those shares to be sold in the public market. This right may be exercised on three occasions following our initial public offering. These stockholders also have the right to require us on unlimited occasions to file additional registration statements on Form S-3 in order to permit their shares to be sold in the public markets. In addition, in the event that we decide to register any of our securities under the Securities Act, we are required, with certain exceptions, to include in our registration the registrable securities of any holder who so requests. The expenses incurred in such registrations will be borne by us.

On March 22, 2004, we filed with the Securities and Exchange Commission a registration statement on Form S-3, pursuant to which we may from time to time offer, in one or more series, separately or together, common stock, preferred stock, preferred stock represented by depositary receipts, warrants to purchase common or preferred stock and debt securities. The aggregate initial public offering price of the securities that the Company may offer through that prospectus is up to $100,000,000. In addition, up to 1,500,000 shares of common stock, in the aggregate, held by Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership may be offered from time to time in one or more offerings under that prospectus. In October 2004, the Company, Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership sold an aggregate of 3,520,000 shares of the Company's common stock in an underwritten public offering priced at $21.85 per share. Of the 3,520,000 shares sold, 2,520,000 shares were sold by the Company and 1,000,000 shares were sold by the selling stockholders.

In June 2004, the disinterested Directors of the Board of Directors reviewed and approved a request that the Company terminate the Stockholders Agreement dated July 9, 1999 by and among the Company and certain of its officers and Directors. The disinterested Directors determined that the majority of the provisions of the Stockholders Agreement were no longer in effect or had been previously satisfied, and that the remaining provisions, including certain lock-up provisions, were applicable through other contractual arrangements of the parties.

The Company has entered into indemnity agreements with certain of its executive officers and each of its Directors, which provide, among other things, that the Company will indemnify such officer or Director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a Director or executive officer of the Company, and otherwise to the fullest extent permitted under Delaware law and the Company's Bylaws. These agreements are in addition to the indemnification provided to the Company's officers under its Bylaws in accordance with Delaware law.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The following report of the Compensation Committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall it be incorporated by reference into any filing by SI International under the Securities Act or the Exchange Act.

Executive Compensation Philosophy

The Compensation Committee is responsible for reviewing and approving the compensation of the Chief Executive Officer, the other executive officers of the Company, and those officers reporting directly to the Chief Executive Officer. The Chief Executive Officer and his management team make recommendations to the Committee regarding base compensation and other short-term and long-term incentive plans designed to reward performance achievements. The Committee also considers peer company compensation data as well as salary and other survey tools provided or available to the Committee.

Our compensation program and policies are designed to help us attract, motivate and retain executives of outstanding ability in order to maximize return to stockholders. The primary objectives of our executive compensation program are to:

- Provide total compensation opportunities that are competitive with opportunities provided to executives of comparable companies at comparable levels of performance;
- Ensure that our executives' total compensation levels vary based on both our short-term financial performance and growth in stockholder value over time;
- Focus and motivate executives on the achievement of defined objectives; and
- Reward executives in accordance with their relative contributions to achieving strategic milestones and upholding key mission-related objectives.

In designing and administering its executive compensation program, we attempt to strike an appropriate balance among these objectives.

The Board, through the Compensation Committee, will annually revisit the manner in which it implements our compensation policies in connection with executive staff. Our policies will continue to be designed to align the interests of our executives and senior staff with the long-term interests of the stockholders.

Our executive compensation programs consist of three principal elements: base salary, short-term incentive cash payments and long-term stock options, each of which is discussed below.

Base Compensation

Executive compensation is reviewed annually by the Compensation Committee. In fiscal year 2004, executive compensation recommendations were presented to and approved by the Compensation Committee in July 2004, and we anticipate that executive compensation will be reviewed by the Committee this year in or about July 2005.

The Chief Executive Officer presents to the Committee recommendations for base compensation adjustments for the executive officers and those officers reporting directly to the Chief Executive Officer. Individual adjustments are reviewed and approved by the Compensation Committee based upon individual achievement and contribution. In addition, the Compensation Committee reviews third party studies providing benchmark data for executive compensation, which it uses in determining the appropriate total executive compensation.

As part of the annual compensation review during fiscal 2004, the Compensation Committee reviewed the established executive salary grades with corresponding salary ranges for each grade. The executive compensation structure approved by the Compensation Committee was based upon an analysis of the executive compensation of the Company's peer group as set forth in publicly available 2004 proxy statements. Management also engaged a nationally-recognized compensation consultant to assist in developing salary grade and range information.

Short-Term Incentive Compensation

Our compensation philosophy emphasizes incentive pay to leverage both individual and organizational performance. Our short-term incentive compensation program rewards executives for accomplishing primarily annual, organizational and individual business unit objectives. The program is defined to reward individual achievement of performance objectives based upon the achievement of organizational and business unit goals.

Bonus eligibility and plan requirements are established at the beginning of each fiscal year. Bonus goals are based upon recommendations made by the Chief Executive Officer and approved by the Board of Directors. The Compensation Committee is responsible for reviewing the recommendations made to it based upon the actual fiscal year performance as compared to the bonus goals established by the Board of Directors at the beginning of the fiscal year. The Compensation Committee also is responsible for approving bonus awards recommended to it for Chief Executive Officer, the other executive officers, and those officers reporting directly to the Chief Executive Officer, and for approving the total actual bonus pool. Bonus awards for fiscal year 2004 were reviewed and approved by the Compensation Committee at its meeting in February 2005, and bonus payments were made in February 2005.

Long-Term Incentive Compensation

The 2002 Stock Incentive Plan is designed to reward executives and other employees for long-term growth consistent with Company performance and stockholder return. The ultimate value of the long-term incentive compensation awards is dependent upon the actual performance of our stock price over time.

During fiscal year 2004, incentive stock option grant recommendations for the executive officers and the direct reports of the Chief Executive Officer were made and approved in January 2004. The Compensation Committee anticipates that stock option grants to the executive officers and direct reports of the Chief Executive Officers will continue to be reviewed annually at the beginning of each fiscal year.

During fiscal 2004, approximately 1,036 Company employees received an aggregate of 551,285 stock options at a weighted exercise price of $18.00 per share. All such grants were subject to the terms of the 2002 Stock Incentive Plan or other stock option plans of the Company under which stock options are no longer being issued. Our Chief Executive Officer and our four other highest paid executive officers received stock options during fiscal year 2004 totaling 111,170 shares at prices ranging from $16.43 to $25.21 per share.

Compensation of Chief Executive Officer

Mr. Oleson has served as the Chairman and Chief Executive Officer since the Company was founded in October 1998. The compensation of the Chief Executive Officer was developed based upon data obtained from the publicly available 2004 proxy statements of the Company's peer group. This information was further supported by information provided from a nationally recognized compensation consultant engaged by the Company, as well as national and local area salary surveys. In conjunction with this review and based upon this information, the Compensation Committee unanimously approved an increase in the base salary of the Chief Executive Officer to $390,000, effective July 2004. In February 2005, the Compensation Committee reviewed the financial and other performance achievements of the Company as compared to the performance objectives established by the Board of Directors at the beginning of fiscal year 2004. Based upon this review and a determination that the Company exceeded both revenue and profitability targets established at the beginning of fiscal year 2004, the Compensation Committee approved a bonus in the amount of $292,500 for the Chief Executive Officer for fiscal 2004, which was paid in February 2005. In July 2002, the Company entered into an employment agreement with Mr. Oleson, which provides for consecutive one year terms of employment and which may be terminated by either party with 90 days prior written notice. Mr. Oleson's compensation, including his base salary, is subject to annual review, expected to occur again in July 2005. Mr. Oleson is also eligible, based on achievement of certain performance objectives, to receive an annual bonus of up to 100% of his base salary amount and is entitled to severance pay equal to 12 months base salary and pro-rated bonus, plus benefits.

Compensation Deductibility

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a limit on tax deductions for annual compensation in excess of one million dollars paid by a corporation to its chief executive officer and the other four most highly compensated executive officers of the corporation. This provision excludes certain forms of "performance based compensation" from the compensation taken into account for purposes of the limit. The Board believes that it has structured its current compensation programs in a manner to allow us to fully deduct executive compensation under Section 162(m) of the Internal Revenue Code. The Board will continue to assess the impact of Section 162(m) of the Internal Revenue Code on its compensation practices and determine what further action, if any, is appropriate.

RESPECTFULLY SUBMITTED BY THE
COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS

/s/ JAMES E. CRAWFORD III
James E. Crawford, III, *Chairman*

/s/ WALTER FLORENCE
Walter Florence, *Member*

/s/ EDWARD SPROAT
Edward Sproat, *Member*

Dated: March 3, 2005

REPORT OF THE AUDIT COMMITTEE

The following report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall it be incorporated by reference into any filing by SI International under the Securities Act or the Exchange Act.

All three (3) of the Audit Committee members are independent and financially literate, as defined by the charter of the Audit Committee, the applicable Securities and Exchange Commission rules, and the listing standards of the Nasdaq National Market. In accordance with a written charter adopted by the Board, the Audit Committee assists the Board in fulfilling its responsibility for overseeing of the quality and integrity of *SI International's* financial reporting processes. A current copy of the Audit Committee Charter is available both at the "Investor" section of the Company's website located at *www.si-intl.com* and in print to any stockholder who requests it. Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The Company's independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States, issuing a report on those consolidated financial statements, and issuing an attestation report on management's assessment of the Company's internal control over financial reporting. The Audit Committee is responsible for monitoring and overseeing these processes.

In fulfilling its responsibilities set forth in the Audit Committee Charter, the Committee has accomplished the following:

1. It has reviewed and discussed the audited financial statements for fiscal year 2004 with management.
2. It has discussed with its independent accountants, Ernst & Young LLP, the matters required to be discussed by Statements on Auditing Standards (SAS) 61 (Codification of Statements on Accounting Standards), as amended through March 4, 2005, which includes, among other items, matters related to the conduct of the audit of our financial statements.
3. It has received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board's Standard No. 1 (Independence Discussions with Audit Committee), as amended through March 4, 2005, which relates to the accountant's independence from us and our related entities.
4. It has discussed with Ernst & Young LLP their independence from us under Independence Standards Board's Standard No. 1 (Independence Discussions with Audit Committee).

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 25, 2004 for filing with the Securities and Exchange Commission.

During 2004, one of the primary focuses of the Audit Committee was ensuring the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002, pursuant to which management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures also are designed with the objective of ensuring that such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure.

Specifically, internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer, and effected by the Company's

Board of Directors, management and other personnel, including the Audit Committee, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that pertain to:

- the maintenance of accurate and detailed records,
- the recordation of transactions as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles,
- the authorization of the Company's receipts and expenditures, and
- the timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material adverse effect on the Company's financial statements.

The Company carried out an assessment as of December 27, 2004 of the effectiveness of the design and operation of its disclosure controls and procedures and its internal control over financial reporting. This assessment was done under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, as well as the participation of the Audit Committee, the independent accountants and the Accounting department. The independent accountants will continue to test the internal controls and report findings to the Audit Committee on a regular basis, so that the Audit Committee can monitor the ongoing effectiveness of those controls.

RESPECTFULLY SUBMITTED BY THE
AUDIT COMMITTEE OF THE
BOARD OF DIRECTORS,

/s/ CHARLES A. BOWSHER
Charles A. Bowsher, *Chairman*

/s/ GENERAL R. THOMAS MARSH
General R. Thomas Marsh (USAF, Retired), *Member*

/s/ EDWARD SPROAT
Edward Sproat, *Member*

Dated: March 4, 2005

COMPARATIVE STOCK PRICE PERFORMANCE GRAPH

The comparisons on the following graph and table are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of our common stock. The information contained in this table shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall it be incorporated by reference into any previous or future filings under the Securities Act or the Exchange Act.

The following graph compares the cumulative total stockholder return on our common stock from November 12, 2002 (the first trading in common stock of *SI International*) through December 24, 2004, with the cumulative total return on (i) the Nasdaq Stock Market—U.S. index and (ii) a peer group composed of *SI International* and the following other Federal Government Service Providers with whom we compete: Anteon International Corp., CACI International Inc., DigitalNet Holdings, Inc., Dynamics Research Corp., ManTech International Corp., MTC Technologies Inc., PEC Solutions Inc., SRA International Inc. and Titan Corp. DigitalNet Holdings, Inc. is included in the graph below but, because all of the capital stock of DigitalNet Holdings, Inc. was acquired by BAE Systems North America Inc., in November, 2004, DigitalNet's stock is no longer listed or publicly traded. Since DigitalNet's stock can no longer be tracked for purposes of stock price performance, *SI International* will not include it in future Comparative Stock Price Performance Graphs.

The graph assumes an investment of $100 on November 12, 2002 in each of *SI International*, the Nasdaq Stock Market—U.S. index and the members of our peer group. The comparison also assumes that all dividends are reinvested and all returns are market-cap weighted. The historical information set forth below is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG *SI INTERNATIONAL, INC.*, THE NASDAQ STOCK MARKET—U.S. INDEX AND FEDERAL GOVERNMENT SERVICES PROVIDER INDEX


250
200
150
100
50
0
Indexed Prices
11/12/2002
3/3/2003
6/20/2003
10/9/2003
1/28/2004
5/18/2004
9/6/2004
12/24/2004
SI International Inc.
NASDAQ Index
Federal Government Services Provider Index

	December 24, 2004
SI International	$223.21
Nasdaq Stock Market U.S. Index	$160.10
Federal Government Services Provider Index	$144.17

RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

(PROPOSAL 2)

Independent Accountants For 2005

The Board of Directors, which includes all of the members of the Audit Committee, has selected the firm of Ernst & Young LLP as *SI International's* independent accountants for the current fiscal year. Ernst & Young LLP has served as *SI International's* independent accountants since May 30, 2002. Stockholder ratification of the Board of Directors' selection of Ernst & Young LLP as the Company's independent accountants is not required by law, by the Company's bylaws or otherwise. However, the Board of Directors is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders do not ratify the selection, the Board of Directors will reconsider whether or not to retain Ernst & Young LLP. In such event, the Board of Directors may retain Ernst & Young LLP, notwithstanding the fact that the stockholders did not ratify the selection, or select another nationally recognized accounting firm without re-submitting the matter to the stockholders. Even if the selection is ratified, the board of Directors reserves the right in its discretion to select a different nationally recognized accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

If a quorum is present and no stockholder has exercised cumulative voting rights, the appointment of the independent accountants will be ratified by a majority of the voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the ratification of the appointment of the independent accountants. Abstentions and broker non-votes have no effect on the vote.

Fees Paid to Independent Accountants

The following table presents fees for audit services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for fiscal years 2004 and 2003, and fees billed for other services rendered by Ernst & Young LLP during those periods.

Fees	Fiscal Year 2004	Fiscal Year 2003
Audit Fees(1)	754,030	$310,000
Audit-Related Fees(2)	211,942	$265,000
Tax Fees(3)	115,000	$215,000
All Other Fees	—	—

(1) Audit Fees—These are fees for professional services rendered by Ernst & Young LLP in connection with the audit of the Company's financial statements, including review of financial statements included in the Company's 10-Q filings, and services that are normally provided in connection with statutory and regulatory filings or engagements. For fiscal year 2004, these fees included audit and attest work of Ernst & Young LLP associated with the Company's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act 2002.

(2) Audit-Related Fees—These are fees for assurance and related services performed by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the Company's financial statements. This includes: employee benefit plan audits; due diligence in connection with potential mergers and acquisitions; consulting on financial accounting/reporting standards, and attest services not required by statute or regulation.

(3) Tax Fees—These are fees for professional services performed by Ernst & Young LLP with respect to tax compliance, tax advice and tax planning. This includes: preparation of original and amended tax returns for the Company and its consolidated subsidiaries; refund claims; payment planning; tax audit assistance; and tax work stemming from "Audit-Related" items.

(4) All Other Fees—These are fees for other permissible work performed by Ernst & Young LLP that does not meet the above category descriptions.

Audit, Audit-Related and Non-Audit services provided by our independent accountant, Ernst & Young, are subject to a policy of the Company regarding the Pre-Approval of Audit and Non-Audit Services. The Audit Committee monitors audit services engagements, reviews such engagements at least quarterly, and approves any changes in the terms, conditions, fees, or scope of such engagements. The Audit Committee has pre-approved certain services, including the following: 1) services associated with registration statements, periodic reports and other documents filed with the SEC, and services related to securities offerings and responses to SEC comment letters (e.g., consents and comfort letters); 2) consultations and assistance related to accounting, financial reporting or disclosure matters, and the actual or potential impact of final or proposed rules, standards of interpretation by the SEC, FASB, or other regulatory or standard-setting bodies; 3) audit related services; and 4) tax services. The following services require specific pre-approval of the Audit Committee: 1) annual audit services engagement, terms and fees, including required quarterly reviews; 2) attestation engagement for the independent auditor's report on management's report on internal control for financial reporting; and 3) audit of 401(k) plan(s) for the fiscal year end. In accordance with SEC rules and regulations, the following services will not be provided by the independent auditor: 1) bookkeeping or other services related to the accounting records or financial statements of the Company; 2) financial information systems design and implementation; 3) appraisal or valuation services, fairness opinions or contribution-in-kind reports; 4) actuarial services; 5) internal audit outsourcing; 6) management functions; 7) human resources; 8) broker-dealer, investment adviser or investment banking services; 9) legal services; and 10) expert services unrelated to the audit. A copy of this policy is available on our website, *www.si-intl.com*, along with a copy of the Charter of the Audit Committee and is also available in print to any stockholder who requests it.

Each year, the independent accountant's retention to audit the Company's financial statements, including the associated fee, is approved by the Audit Committee and the appointment of the independent auditor is presented to the stockholders for ratification. The Audit Committee of the Board of Directors believes that the provision of services by Ernst & Young LLP is compatible with maintaining such auditor's independence.

During the course of the fiscal year and in accordance with this policy, the Audit Committee will evaluate known potential engagements of the independent accountant, including the scope of work proposed to be performed and the proposed fees, and approve or reject each service, taking into account whether the services are permissible under applicable law and the possible impact of each non-audit service on the independent accountant's independence from management.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF INDEPENDENT ACCOUNTANTS.

APPROVAL OF THE 2002 AMENDED AND RESTATED OMNIBUS STOCK INCENTIVE PLAN

(PROPOSAL 3)

General. In April 2005, our Board of Directors approved the 2002 Amended and Restated Omnibus Stock Incentive Plan (the "Amended and Restated Plan") and is recommending the Amended and Restated Plan to our stockholders for approval. The Amended and Restated Plan amends and restates the 2002 Stock Incentive Plan (the "Plan") by (i) increasing the number of shares of common stock reserved and available under the Plan by 1,000,000 shares, (ii) permitting the grant of deferred shares, performance shares and performance units, (iii) prohibiting repricing of options without prior stockholder approval, (iv) limiting the number of shares of common stock subject to awards a participant may receive in any calendar year to 300,000 shares and the number of performance units to 500,000 units and adding other administrative provisions to comply with the performance-based compensation exception to the deduction limit of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"); (v) eliminating the provision that previously provided for an automatic increase each fiscal year by a number equal to the lesser of 160,000 shares and an amount determined by the Board of Directors, (vi) providing that non-qualified stock option grants will be priced at one hundred percent (100%) of fair market value; (vii) providing for minimum vesting periods of stock bonus awards, restricted common stock awards, stock appreciation rights, deferred shares, and other stock awards subject to the possible acceleration of the vesting schedule at the discretion of the administrator; and (viii) providing that future amendments to the Amended and Restated Plan that increase the number of shares allocated, modify participation requirements, or materially increase benefits accruing to the participants under the Plan will be subject to stockholder approval; and (ix) making other technical changes to the Plan.

Reasons for the Amendment and Restatement. The Plan was adopted by the Board of Directors in October 2002, and was approved by the stockholders of the Company. We currently have reserved 1,920,000 shares of our common stock for issuance under the Plan, and the Plan currently provides that such number will automatically increase at the beginning of each fiscal year by a number equal to the lesser of 160,000 shares of common stock and an amount determined by the Board of Directors. As of January 2005, the number of reserved shares had increased to 1,920,000. The Amended and Restated Plan, subject to stockholder approval, sets the number of reserved and available shares under the Plan at 2,920,000 shares of common stock, and eliminates the provision that previously provided for an increase in the number of shares each fiscal year during the term of the Amended and Restated Plan.

Based upon the last reported sale price on the Nasdaq National Market on April 4, 2005 ($27.63 per share), the maximum aggregate value of the additional 1,000,000 shares of common stock reserved for under the Amended and Restated Plan would be $27,630,000.

The Board of Directors established the Plan to promote the best interests of the Company and its stockholders by assisting the Company and its affiliates in the recruitment and retention of persons with ability and initiative, providing an incentive to such persons to contribute to the growth and success of our businesses by affording such persons equity participation in the Company and associating the interests of such persons with those of the Company and its affiliates and stockholders. The classes of persons who will be eligible to participate in, and the basis of their participation in, the Plan (and the Amended and Restated Plan) are described below in "Summary of the 2002 Amended and Restated Omnibus Stock Incentive Plan." As of April 4, 2005, there are a total of 1,528,426 shares subject to outstanding awards under the Plan and there are 391,574 shares of common stock remaining available for issuance under the Plan. The Board of Directors believes that the remaining number of shares of common stock available for issuance under the Plan is not sufficient for future granting needs and that the amendment to the Plan to increase the number of shares available is necessary to provide for an adequate number of shares to be available for grants in the future. The Board of Directors believes that increasing the number of shares of common stock available for issuance under the Plan will help us achieve the purposes of the Plan set forth above.

As further described below, the Plan is also being amended to permit the grant of deferred shares, performance shares and performance units, as well as to provide for awards to be made pursuant to specified performance objectives in compliance with Section 162(m) of the Code ("Section 162(m)").

Section 162(m) limits a corporation's income tax deduction for compensation paid to each executive officer to $1 million per year unless the compensation qualifies as "performance-based compensation." In general, for a grant under the Plan to qualify as "performance-based compensation," the Plan must have been approved by the Company' public stockholders. Stock options, stock awards and stock appreciation rights granted under the Plan during a transition period ending on the earlier of the date of a material modification of the Plan or the 2006 annual meeting of stockholders are, however, exempt from the deduction disallowance rule of Section 162(m). Other awards of compensation under the Plan may also be exempt from the deduction disallowance role of Section 162(m) if payment of the award is made during the transition period. The availability of the exemption for awards of performance-based compensation not covered by the transition period rule depends upon obtaining approval of the Amended and Restated Plan by the Company's public stockholders. The Board of Directors determined that it is in the best interests of the Company to seek stockholder approval at the 2005 Annual Meeting of Stockholders.

No additional grants under the Plan will be made following the date of the 2005 Annual Meeting of Stockholders unless the stockholders approve the Amended and Restated Plan.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE 2002 AMENDED AND RESTATED OMNIBUS STOCK INCENTIVE PLAN.

To approve the Amended and Restated Plan, a majority of the shares present and voting must vote "**FOR**" the approval of the Amended and Restated Plan. Unless you direct otherwise, if you grant a proxy your shares will be voted "**FOR**" the proposal to approve the Amended and Restated Plan.

Summary of the 2002 Amended and Restated Omnibus Stock Incentive Plan.

The Amended and Restated Plan authorizes the issuance of options to purchase shares of common stock and the grant of bonus stock awards, restricted common stock awards, stock appreciation rights, deferred shares, performance shares and performance units. Set forth below is a summary of the material terms of the Amended and Restated Plan. The statements contained in the summary are intended only to summarize the Amended and Restated Plan and are qualified in their entirety by reference to the Amended and Restated Plan itself. For a more complete description of the terms of the Amended and Restated Plan, you should read a copy of the Amended and Restated Plan which is attached to this proxy statement as Annex B.

Summary

Administration. Administration of the Amended and Restated Plan has been delegated to the Compensation Committee of the Board of Directors. As used in this summary, the term "committee" means the Compensation Committee of the Board of Directors. With respect to grants to officers and directors, the committee shall be constituted in such a manner as to satisfy applicable laws, including Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and Section 162(m) of Code.

Eligibility. All of our officers and employees, and those of our affiliates, are eligible to participate in the Amended and Restated Plan. Our Directors and other persons that provide consulting services to us and our affiliates are also eligible to participate in the Amended and Restated Plan. The term "affiliates" is used in this summary to refer to any subsidiary, parent or other specified entity. The term "subsidiary" is used in this summary to refer to any corporation or other corporate entity (other than the Company) in an unbroken chain of corporate entities beginning with the Company if each of the corporations or other corporate entity (other than the last corporation in the unbroken chain) owns stock possessing at least 50% of the total combined voting power of all classes of stock in one of the other corporations in such chain. The term "parent" is used in this summary to refer to any corporation or other corporate entity (other than the Company) in an unbroken chain of corporate entities ending with the Company if each of the corporations (other than the Company) owns stock possessing at least 50% of the total combined voting power of all classes of stock in one of the other corporate entities in such chain. The term "other specified entities" is used in this summary to refer to any corporate entity, trade or business (including, without limitation, a partnership or limited liability company) which is directly or indirectly controlled 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Company or one of its affiliates, and any other entity in which the Company or any of its affiliates has a material equity interest and which is designated as an "affiliate" by resolution of the committee.

Maximum Shares and Award Limits. Under the Amended and Restated Plan, the maximum number of shares of common stock that may be subject to awards is 2,920,000. There is no provision for automatically increasing the number of shares of common stock allocated to the Amended and Restated Plan without further approval by the stockholders. No one participant may receive awards for more than 300,000 shares of common stock in any one calendar year. The maximum number of performance units that may be granted to a participant in any one calendar year is 500,000 for each full or fractional year included in the performance period for the award granted during the calendar year. These limitations, and the terms of outstanding awards, will be adjusted without the approval of our stockholders as the committee determines is appropriate in the event of a stock dividend, stock split, reclassification of stock or similar event. If an option terminates, expires or becomes un-exercisable, or shares of common stock subject to a stock award, grant of performance shares, grant of deferred shares or stock appreciation right are forfeited, the shares subject to such option, stock award, grant of performance shares, grant of deferred shares or stock appreciation right are available under the first sentence of this paragraph for future awards under the Amended and Restated Plan. In addition, shares that are issued under any type of award under the Amended and Restated Plan and that are repurchased or reacquired by us at the lesser of fair market value and the original purchase price for such shares are also available under the first sentence of this paragraph for future awards under the Amended and Restated Plan.

Stock Options. The Amended and Restated Plan provides for the grant of both options intended to qualify as incentive stock options under Section 422 of the Code and options not intended to so qualify. Options intended to qualify as incentive stock options may be granted only to persons who are employees or employees of subsidiaries that are treated as corporations for federal income tax purposes. No participant may be granted incentive stock options that are exercisable for the first time in any calendar year for common stock having a total fair market value (determined as of the option grant) in excess of $100,000.

The committee will select the participants who are granted options and, consistent with the terms of the Amended and Restated Plan, will prescribe the terms of each option, including the vesting rules for such option. The option exercise price for options intended to qualify as incentive stock options cannot be less than the common stock's fair market value on the date the option is granted, and in the event a participant is deemed to be a 10% owner of the Company or one of our subsidiaries, the exercise price of an incentive stock option cannot be less than 110% of the common stock's fair market value on the date the option is granted. The option exercise price for non-qualified stock options (not intended to qualify as incentive stock options) cannot be less than the common stock's fair market value on the date the option is granted. The Amended and Restated Plan prohibits repricing of an outstanding option, and therefore, the committee may not, without the consent of the stockholders, lower the exercise price of an outstanding option. This limitation does not, however, prevent adjustments resulting from stock dividends, stock splits, reclassifications of stock or similar events. Generally, the option price may be paid in cash, cash equivalents acceptable to the committee, shares of common stock held for at least 6 months prior to the date of exercise, payment through a broker-dealer sale and remittance procedure, a combination of cash and shares of common stock, or pursuant to any other method acceptable to the committee. Options may be exercised in accordance with requirements set by the committee. The maximum period in which an option may be exercised will be fixed by the committee, provided that (a) in order for options to qualify as incentive stock options, the maximum period cannot exceed ten years, and (b) in the event a participant is deemed to be a 10% owner of the Company or one of our corporate affiliates, the maximum period for an incentive stock option granted to such participant cannot exceed five years. Options generally will be nontransferable except in the event of the participant's death, but the committee may allow the transfer of non-qualified stock options.

Unless provided otherwise in a participant's stock option agreement and subject to the maximum ten year exercise period for the option, an option generally will cease to be exercisable upon the earlier of three months following the participant's termination of service with us or our affiliate or the expiration date under the terms of the participant's stock option agreement. The right to exercise an option will expire immediately upon the participant's termination of service with us if the termination is for cause or is a voluntary termination any time after an event that would be grounds for termination for cause. Upon death or disability, the option exercise period is extended to the earlier of one year from the participant's termination of service or the expiration date under the terms of the participant's stock option agreement.

Stock Awards and Performance Based Compensation. The committee also will select the participants who are granted bonus or restricted common stock awards and, consistent with the terms of the Amended and Restated Plan, will establish the terms of each bonus or restricted common stock award. A bonus or restricted common stock award may be subject to payment by the participant of a purchase price for the shares of common stock subject to the award, and may be subject to vesting requirements or transfer restrictions or both, if so provided by the committee. Those requirements may include, for example, a requirement that the participant complete a specified period of employment with the Company or its affiliate or the achievement of certain performance objectives. Any such performance objectives may be based on the individual performance of the participant, our performance or the performance of our affiliates, subsidiaries, divisions, departments or functions in which the participant is employed or has responsibility. In the case of a performance objective for an award intended to qualify as "performance based compensation" under Section 162(m), the performance objectives are limited to specified levels of and increases in our or a business unit's revenue; return on equity; total earnings; earnings per share; earnings growth; return on capital; return on assets; economic value added; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; sales growth; gross margin return on investment; increase in the fair market value of the shares (including but not limited to growth measures and total stockholder return); net operating profit; cash flow (including, but not limited to, operating cash flow and free cash flow); cash flow return on investments (which equals net cash flow divided by total capital); internal rate of return; increase in net present value or expense targets, or obtaining additional or retaining existing customer contracts. A transfer of the shares of common stock subject to a restricted common stock award normally will be restricted prior to vesting. Shares of Common Stock granted in the form of bonus or restricted common stock award will vest and be released from the risk of forfeiture over a period of no less than three (3) years measured from the grant date, and, in the event of performance-based stock awards will vest and be released from the risk of forfeiture over a period of no less than one (1) year from the grant date; provided that the administrator may accelerate the vesting schedule for any bonus or restricted common stock awards, including in the event of a merger, consolidation or asset sale of the Company or in the event of the participant's death or disability.

Stock Appreciation Rights. The committee also will select the participants who receive stock appreciation rights under the Amended and Restated Plan. A stock appreciation right entitles the participant to receive a payment of up to the amount by which the fair market value of a share of common stock on the date of exercise exceeds the base value for a share of common stock as established by the committee at the time of grant of the award. A stock appreciation right will be exercisable at such times and subject to such conditions as may be established by the committee. A stock appreciation right may be granted either alone or in tandem with other awards under the Amended and Restated Plan. The amount payable upon the exercise of a stock appreciation right may be settled in cash or by the issuance of shares of common stock. Stock appreciation rights will vest over a period of no less than three (3) years from the grant date, and, stock appreciation rights subject to performance-based vesting will vest over a period of no less than one (1) year from the grant date; provided that the administrator may accelerate the vesting schedule for any stock appreciation rights, including in the event of a merger, consolidation or asset sale of the Company or in the event of the participant's death or disability

Deferred Shares. The Amended and Restated Plan also authorizes the grant of deferred shares, i.e., the right to receive a future delivery of shares of common stock, if certain conditions are met. The committee will select the participants who are granted awards of deferred shares and will establish the terms of each grant. The conditions established for earning the grant of deferred shares may include, for example, a requirement that certain performance objectives, such as those described above, be achieved. Deferred shares will vest and be released from the risk of forfeiture over a period of no less than three (3) years from the grant date, and, in the event of performance-based stock awards will vest and be released from the risk of forfeiture over a period of no less than one (1) year from the grant date; provided that the administrator may accelerate the vesting schedule for any deferred shares, including in the event of a merger, consolidation or asset sale of the Company or in the event of the participant's death or disability

Performance Shares and Performance Units. The Amended and Restated Plan also permits the grant of performance shares and performance units to participants selected by the committee. A performance share is an award designated in a specified number of shares of common stock that is payable in whole or in part, if and to the extent certain performance objectives are achieved. A performance unit is a cash bonus equal to $1.00 per unit awarded that is payable in whole or in part, if and to the extent certain performance objectives are achieved. The performance objectives will be prescribed by the committee for grants intended to qualify as "performance based compensation" under Section 162(m) and will be stated with reference to the performance objectives described above; provided, that each grant of performance shares or performance units will vest over a minimum period of one year. A grant of performance units may be settled by payment of cash, shares of common stock or a combination of cash and shares and may grant to the participant or reserve to the administrator the right to elect among these alternatives.

Change in Capitalization. The number of shares of common stock covered by outstanding awards, the number of shares of common stock that have been authorized for issuance under the Amended and Restated Plan, the exercise or purchase price of each outstanding award, the maximum number of shares of common stock and performance units that may be granted subject to awards to any participant in a calendar year, and the like, shall be proportionally adjusted by the administrator in the event of a subdivision or consolidation of shares or other capital readjustment, the payment of a stock dividend, or other increase or reduction of the number of shares of the common stock outstanding without receiving consideration therefore in money, services or property; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the committee and its determination shall be final, binding and conclusive.

Merger, Consolidation or Asset Sale. If the Company is merged or consolidated with another entity or sells or otherwise disposes of substantially all of its assets to another company, all outstanding awards shall terminate. However, all such awards shall not terminate to the extent the contractual obligations represented by the award are assumed by the successor entity.

Amendment and Termination. No awards may be granted under the Amended and Restated Plan after October 2012, which is the tenth anniversary of the date on which the 2002 Stock Incentive Plan was initially adopted. The Board of Directors may amend or terminate the Amended and Restated Plan at any time, but an amendment will not become effective without the approval of our stockholders if it increases the aggregate number of shares of common stock that may be issued under the Amended and Restated

Plan, materially increases the benefits accruing under the Amended and Restated Plan to participants, changes the class of employees eligible to receive incentive stock options or stockholder approval is required by any applicable law, regulation or rule, including any rule of the Nasdaq National Market. No amendment or termination shall, without a participant's consent, adversely affect any rights of such participant under any award outstanding at the time such amendment is made; provided, however, that an amendment that may cause an incentive stock option to become a nonqualified stock option shall not be treated as adversely affecting the rights of the participant.

Federal Income Tax Aspects of the 2002 Amended and Restated Omnibus Stock Incentive Plan

The following is a brief summary of the federal income tax aspects of awards that may be made under the Amended and Restated Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. The tax consequences of awards under the Amended and Restated Plan depend upon the type of award and, if the award is to an executive officer, whether the award qualifies as performance-based compensation under Section 162(m) of the Code.

Incentive Stock Options. The recipient of an incentive stock option generally will not be taxed upon grant of the option. Federal income taxes are generally imposed only when the shares of stock from exercised incentive stock options are disposed of, by sale or otherwise. The amount by which the fair market value of the stock on the date of exercise exceeds the exercise price is, however, included in determining the option recipient's liability for the alternative minimum tax. If the incentive stock option recipient does not sell or dispose of the stock until more than one year after the receipt of the stock and two years after the option was granted, then, upon sale or disposition of the stock, the difference between the exercise price and the market value of the stock as of the date of exercise will be treated as a capital gain, and not ordinary income. If a recipient fails to hold the stock for the minimum required time, at the time of the disposition of the stock, the recipient will recognize ordinary income in the year of disposition in an amount equal any excess of the market value of the common stock on the date of exercise (or, if less, the amount realized or disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. The Company will not receive a tax deduction for incentive stock options which are taxed to a recipient as capital gains; however, the Company will receive a tax deduction if the sale of the stock does not qualify for capital gains tax treatment.

Nonqualified Stock Options. The recipient of stock options not qualifying as incentive stock options generally will not be taxed upon the grant of the option, provided that the option is granted with an exercise price no less than the fair market value of the stock on the date of grant. Federal income taxes are generally due from a recipient of nonqualified stock options when the stock options are exercised. The difference between the exercise price of the option and the fair market value of the stock purchased on such date is taxed as ordinary income. Thereafter, the tax basis for the acquired stock is equal to the amount paid for the stock plus the amount of ordinary income recognized by the recipient. The Company will take a tax deduction equal to the amount of ordinary income realized by the option recipient by reason of the exercise of the option.

Other Awards. The payment of other awards under the Amended and Restated Plan will generally be treated as ordinary compensation income at the time of payment or, in the case of restricted common stock subject to a vesting requirement, at the time substantial vesting occurs. A recipient who receives bonus or restricted shares which are not substantially vested, may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares. The amount of ordinary compensation income is equal to the amount of any cash and the amount by which the then fair market value of any common stock received by the participant exceeds the purchase price, if any, paid by the participant. Subject to the application of Section 162(m), the Company will receive a tax deduction for the amount of the compensation income.

Section 162(m). Section 162(m) would render non-deductible to the Company certain compensation in excess of $1,000,000 in any year to certain executive officers of the Company unless such excess is "performance-based compensation" (as defined in the Code) or is otherwise exempt from Section 162(m). Options, stock appreciation rights, performance units and performance shares granted under the Amended and Restated Plan are designed to qualify as performance-based compensation. As described above with respect to bonus or restricted common stock awards and deferred shares, the committee may condition such awards on attainment of one or more performance goals that are intended to qualify such awards as performance-based compensation.

Information Regarding Plan Benefits

The awards that will be granted to eligible employees and outside Directors under the Amended and Restated Plan will be at the discretion of the Committee and, therefore, are not determinable at this time. Information regarding awards granted to our named executive officers and Directors under the plans in place during the year ended December 31, 2004 may be found under the captions "Compensation of Directors" and "Executive Compensation" above.

Vote Required for Approval of Proposal 3

Approval of the proposal to approve the Amended and Restated Plan will require a majority of votes cast at a meeting of stockholders duly called and at which a quorum is present. If a stockholder, present in person or by proxy, abstains from voting, the stockholder's shares will not be voted. An abstention from voting has the same legal effect as a vote "against" the proposal. If a stockholder holds shares in a broker's account and has given specific no voting instructions are given, the stockholder's shares will not be voted with respect to the proposal and will not be counted in determining the number of shares entitled to vote on record.

DEADLINE FOR STOCKHOLDER PROPOSALS

Pursuant to Securities Exchange Act Rule 14a-8(e), proposals of stockholders intended to be presented at the 2005 Annual Meeting of Stockholders must be received by the Secretary of the Company at our principal executive offices at 12012 Sunset Hills Roads, Reston, Virginia 20190, not later than January 1, 2006 for inclusion in the proxy statement for that meeting. Under our Bylaws, a stockholder must comply with certain procedures to nominate persons for election to the Board of Directors or to propose other business to be considered at an Annual Meeting of stockholders. These procedures provide that stockholders desiring to make nominations for Directors and/or to bring a proper subject before a meeting must do so by notice timely delivered to the Secretary of the Company. The Secretary of the Company generally must receive notice of any such proposal not less than 45 days or more than 75 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year's Annual Meeting of stockholders. In the case of proposals for the 2006 Annual Meeting of Stockholders, assuming the meeting is held within 30 days of the anniversary of the 2005 Annual Meeting of Stockholders, the Secretary of the Company must receive notice at our principal executive offices in Reston, Virginia not earlier than February 15, 2006 and not later than (a) March 25, 2006 (other than proposals intended to be included in the proxy statement and form of proxy, which, as noted above, the Company must receive by January 1, 2006). If the 2006 Annual Meeting of Stockholders is not held within 30 days of the anniversary of the 2005 Annual Meeting of Stockholders, the Secretary of the Company must receive notice of any proposal at our principal executive offices in Reston, Virginia no later than the later of the 90th day prior to the 2006 Annual Meeting of Stockholders or the 10th day following the day that the notice of the 2006 Annual Meeting of Stockholders was mailed or public disclosure was made.

Generally, such stockholder notice must set forth (i) as to each nominee for Director, all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as Directors under the proxy rules of the SEC, (ii) as to any other business, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (a) the name and address of the stockholder (as they appear in the Company's books) and beneficial owner, (b) the class and number of shares of the Company that are owned beneficially and of record by the stockholder and the beneficial owner, and (c) whether either the stockholder or the beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of the Company's voting stock required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Company's voting stock to elect the nominee or nominees. A copy of the Company's Bylaws may be obtained from our Corporate Secretary.

Management proxies will be authorized to exercise discretionary authority with respect to any stockholder proposal not included in our proxy materials unless (a) assuming the meeting is held within 30 days of the anniversary of the 2005 Annual Meeting of Stockholders we receive notice of such proposal by the later of the 45th day prior to such Annual Meeting and (b) the conditions set forth in Rule 14a-4(c)(2)(i)-(iii) under the Exchange Act are met.

ADDITIONAL INFORMATION

Management knows of no matters that are to be presented for action at the Annual Meeting other than those set forth above. If any other matters properly come before the Annual Meeting, the persons named in the enclosed form of proxy will vote the shares represented by proxies in accordance with their best judgment on such matters.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our Directors, officers and certain persons who own more than 10% of our common stock to file with the Securities and Exchange Commission reports concerning their beneficial ownership of our equity securities. These persons are required to furnish us with copies of all Section 16(a) forms that they file. To our knowledge, based solely on our review of the copies of such forms received by us from our Directors, officers and greater than 10% beneficial owners, all of these reports were filed on a timely basis with the exception of single filings each for Messrs. Oleson, Antle, Culver, Dunn, Brubaker and Lloyd on January 20, 2004; single filings each for Messrs. Crawford, Florence, Marsh, Sproat and Bowsher on January 21, 2004; one filing for Dr. Culver on each of February 10 and February 12, 2004; one filing for Mr. Stenbit on May 4, 2004; and single filings each for Messrs. Crawford and Florence on June 14, 2004. We believe that all Directors and officers of *SI International* subject to Section 16(a) reporting are current in their reporting obligations thereunder, except as noted above.

By Order of the Board,

Ray J Oleson

RAY J. OLESON
Chairman and Chief Executive Officer

Reston, Virginia
April 20, 2005

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF SI INTERNATIONAL, INC.

DEFINITIONS

When used herein, the following terms shall have the meanings set forth below:

- "Audit Committee" means that certain committee of the Board established at a meeting of Board held on November 3, 1999, having such attributes, duties and responsibilities as set forth in this Charter.
- "Board" means the Board of Directors of the Company.
- "Charter" means this Charter of the Audit Committee of the Board of Directors of SI International, Inc., as amended from time to time.
- "Committee" means the Audit Committee.
- "Company" means SI International, Inc., a Delaware corporation.
- "Independent Director" means a director of the Corporation other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, the following persons will not be considered "Independent Directors."
    - a director employed by the Company or by any parent or subsidiary of the Company within the past three years;
    - a director who accepted or has a "family member" who accepted any payments from the Company or any parent or subsidiary of the Company in excess of $60,000 during the current fiscal year or in any of the past three fiscal years, other than compensation for board or board committee service, payments arising solely from investments in Company securities, compensation paid to a "family member" who is a non-executive employee of the Company or any parent or subsidiary of the Company, benefits under a tax-qualified retirement plan, or loans permitted to directors and executive officers under Section 13(k) of the Securities Exchange Act;
    - a director who is a "family member" of an individual who is, or has been within the past three years, employed by the Company or by any parent or subsidiary of the Company as an executive officer;
    - a director who is, or has a "family member" who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, in the current fiscal year or in any of the past three fiscal years, payments for property or services that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than payments arising solely from investments in Company securities and payments under non-discretionary charitable contribution matching programs;
    - a director of the Company who is, or has a "family member" who is, employed as an executive officer of another entity where any of the executive officers of the Company serve on the compensation committee of such entity, or if such relationship existed in any of the past three years;

- a director who is, or has a "family member" who is, a current partner of the Company's independent auditor, or was, or has a "family member" who was, a partner or employee of the Company's independent auditor who worked on the Company's audit at any time within the past three years;
- a director who accepts directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any subsidiary thereof, provided that, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided that such compensation is not contingent in any way on continued service);
- a director who is an affiliated person of the Company or any subsidiary thereof; and
- a director who has participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

As referred to above, the term "family member" means a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home, and the term "affiliate" of, or a person "affiliated" with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

PURPOSE

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing and improving, as necessary:

- The financial reports and other financial information provided by the Company to the public or any governmental authority or agency;
- The Company's systems of internal controls regarding finance, accounting, legal compliance and ethics, as established by the Board and management of the Company; and
- The Company's auditing, accounting and financial reporting processes generally.

DUTIES AND RESPONSIBILITIES

Consistent with the foregoing purpose, the Audit Committee shall encourage continuous improvement of, and shall foster adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting processes and internal control system;
- Review and appraise the audit efforts of the Company's independent accountants and internal auditing personnel; and
- Provide an open channel of communication among the independent accountants, financial and senior management, the internal auditing personnel, and the Board.

In furtherance of the foregoing duties and responsibilities, the Audit Committee is specifically authorized, empowered and directed to:

- Review and update this Charter from time to time, but not less than annually, as conditions dictate.
- Review the Company's annual financial statements and any reports or other financial information submitted to the Securities and Exchange Commission, any comparable state regulatory agency, or

any listing agency on which the Company's stock is listed, including any certification, report, opinion, or review rendered by the Company's independent accountants.

- Review the regular internal reports to management prepared by the Company's internal auditing personnel and management's response.
- Review with financial management and the independent accountants the 10-Q's, 10-K and all other public filings prior to their filing as well as any earnings press releases or earnings guidance prior to the release of such earnings or guidance. The Committee should ensure that, to the extent pro forma information or non-GAAP financial measures is included, adequately disclose how such pro forma information or non-GAAP financial measure differs from the comparable GAAP information and that such pro forma information or non-GAAP financial measure is not given undue prominence, and to ensure that misleading presentations of the Company's results of operations or financial condition are not otherwise provided.
- Appoint, compensate, retain and oversee the work of the independent accountants, considering such factors as independence, qualifications and effectiveness. Such independent accountants are ultimately accountable to, and must report directly to, the Committee. On an annual basis, the Committee shall review and discuss with the accountants all significant relationships the accountants have with the Company to determine the accountants' independence.
- Pre-approve all auditing and appropriate non-auditing services proposed by the independent accountants. The Committee may designate to one or more members of the Committee the authority to grant such pre-approvals.
- Ascertain whether any proposed service to be provided by the independent auditors is inappropriate or unlawful. Examples of such unlawful or inappropriate activities shall include the following: (i) bookkeeping and any other related services; (ii) financial information systems design and implementation; (iii) appraisal or valuation services, fairness opinions or contribution-in-kind reports; (iv) actuarial services; (v) internal audit outsourcing services; (vi) management or human resources functions; (vii) broker or dealer, investment adviser or investment banking services; and (viii) legal services and other expert services unrelated to the audit. The Committee shall ascertain whether any other services that the Public Company Accounting Oversight Board determines by regulation is impermissible. The Committee or members designated by the Committee to grant pre-approvals shall not approve any of the foregoing prohibited non-auditing services. All other non-auditing services proposed to be provided by the independent auditor shall be pre-approved by the Committee or such designated members.
- Review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant.
- Consult not less frequently than quarterly with the independent accountants out of the presence of management about internal control over financial reporting and the completeness and accuracy of the Company's financial statements.
- In consultation with the independent accountants and the internal auditors, review the integrity of the Company's financial reporting processes, both internal and external.
- Consider the independent accountants' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
- Consider and approve, if appropriate, major changes to the Company's auditing and accounting principles and practices as suggested by the independent accountants, management, or the internal auditing department.

- Establish routine review of and separate systems of reporting to the Audit Committee by each of management, the independent accountants and the internal auditors regarding any significant judgments made by management and the independent accountants in the preparation of the financial statements, and the view of each as to appropriateness of such judgments.
- Review with the independent accountants all material written communications between the independent accountants and management.
- Following completion of the annual audit, review separately with each of management, the independent accountants and the internal auditing department, any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
- Review any significant disagreement among management and the independent accountants or the internal auditing department, in connection with the preparation of the financial statements.
- Review with the independent accountants, the internal auditing department, and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as determined by the Committee.
- Establish, review and update procedures for the confidential and anonymous submission by employees of the Company of any accounting, financial, or disclosure concerns and establish, review and update the procedures to receive, retain and address complaints regarding questionable accounting, internal accounting controls, or auditing matters.
- Review and approve the internal audit plan, the scope and responsibilities of the internal audit function, and the hiring of the individual to serve as the director of the internal audit function.
- Engage and approve compensation, at the Company's expense, for independent counsel or advisers for the Committee as the Committee determines to be necessary to carry out the Committee's duties and responsibilities as set forth in the Charter.
- Perform any other activities consistent with this Charter, the Company's Bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

COMPOSITION

The Audit Committee shall be composed of such number of Independent Directors, but in no event less than three (3), as shall be determined by the Board from time to time. No person who is not an Independent Director shall be eligible to serve on the Audit Committee. All members of the Committee shall have a working familiarity with basic finance and accounting practices and shall be able to read and understand fundamental financial statements. In addition, at least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in financial sophistication. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant. One member of the Committee shall also be an "audit committee financial expert" as such term is defined in the Exchange Act.

If a Chairman is not elected by the full Board, the members of the Committee may (but shall not be required to) designate a Chairman by majority vote of the full Committee membership.

MEETINGS

The Committee shall meet at least four times annually, and more frequently as circumstances dictate, and shall fix its own rules of procedure. The Committee will invite management to attend the meeting, except for executive sessions of the Committee to review management activities. The Committee may act by written consent in lieu of meeting, except as set forth below. As part of its duty to foster open communication, the Committee shall meet at least annually with management, internal audit personnel and the Company's independent accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately. In addition, the Committee shall meet with the independent accountants and management quarterly to review the Company's financial statements consistent with the provisions of this Charter.

* * * * *

This charter will be made available on the Company's website at *www.si-intl.com*.

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SI INTERNATIONAL, INC. 2002
AMENDED AND RESTATED OMNIBUS STOCK INCENTIVE PLAN

1. PURPOSE

The SI International, Inc. 2002 Amended and Restated Omnibus Stock Incentive Plan amends and restates the SI International, Inc. 2002 Stock Incentive Plan, and is intended to promote the best interests of SI International, Inc. and its stockholders by (i) assisting the Corporation and its Affiliates in the recruitment and retention of persons with ability and initiative, (ii) providing an incentive to such persons to contribute to the growth and success of the Corporation's businesses by affording such persons equity participation in the Corporation and (iii) associating the interests of such persons with those of the Corporation and its affiliates and stockholders.

2. DEFINITIONS

As used in this Plan the following definitions shall apply:

A. "*Affiliate*" means (i) any Subsidiary, (ii) any Parent, (iii) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which is directly or indirectly controlled fifty percent (50%) or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Corporation or one of its Affiliates, and (iv) any other entity in which the Corporation or any of its Affiliates has a material equity interest and which is designated as an "Affiliate" by resolution of the Committee.

B. "*Award*" means any Option, Stock Award, Performance Unit or Performance Share granted hereunder.

C. "*Board*" means the Board of Directors of the Corporation.

D. "*Cause*" means (i) in the case where the Participant does not have an employment, consulting or similar agreement in effect with the Corporation or its Affiliate at the time of grant of the Award or where there is such an agreement but it does not define "cause" (or words of like import), conduct related to the Participant's service to the Corporation or an Affiliate for which either criminal or civil penalties against the Participant may be sought, misconduct, insubordination, material violation of the Corporation or its Affiliate's policies, disclosing or misusing any confidential information or material concerning the Corporation or any Affiliate or material breach of any employment, consulting agreement or similar agreement, or (ii) in the case where the Participant has an employment agreement, consulting agreement or similar agreement in effect with the Corporation or its Affiliate at the time of grant of the Award that defines a termination for "cause" (or words of like import), "cause" as defined in such agreement; provided, however, that with regard to any agreement that defines "cause" on occurrence of or in connection with change of control, such definition of "cause" shall not apply until a change of control actually occurs and then only with regard to a termination thereafter.

E. "*Code*" means the Internal Revenue Code of 1986, and any amendments thereto.

F. "*Committee*" means the Board or any Committee of the Board to which the Board has delegated any responsibility for the implementation, interpretation or administration of the Plan.

G. "*Common Stock*" means the common stock, $0.01 par value, of the Corporation.

H. "*Consultant*" means (i) any person performing consulting or advisory services for the Corporation or any Affiliate, or (ii) a director of an Affiliate.

I. *"Continuous Service"* means that the Participant's service with the Corporation or an Affiliate, whether as an employee, Director or Consultant, is not interrupted or terminated. A Participant's Continuous Service shall not be deemed to have been interrupted or terminated merely because of a change in the capacity in which the Participant renders service to the Corporation or an Affiliate as an employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's Continuous Service. The Participant's Continuous Service shall be deemed to have terminated either upon an actual termination or upon the entity for which the Participant is performing services ceasing to be an Affiliate of the Corporation. The Committee shall determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by the Corporation, including sick leave, military leave or any other personal leave.

J. *"Corporation"* means SI International, Inc. a Delaware corporation.

K. *"Corporation Law"* means the general corporation law of the jurisdiction of incorporation of the Corporation.

L. *"Deferral Period"* means the period of time during which Deferred Shares are subject to deferral limitations under Section 7.D of the Plan.

M. *"Deferred Shares"* means an award pursuant to Section 7.D of the Plan of the right to receive shares of Common Stock at the end of a specified Deferral Period.

N. *"Director"* means a member of the Board.

O. *"Disability"* shall have the meaning provided for in Section 22(e)(3) of the Code or any successor statute thereto, provided that for Awards granted after April [ ], 2005, "Disability" means that a Participant covered by a Corporation- or Affiliate-funded long term disability insurance program has incurred a total disability under such insurance program and, for a Participant not covered by such an insurance program, means that such Participant has suffered a permanent and total disability within the meaning of Section 22(e)(3) of the Code or any successor statute thereto.

P. *"Eligible Person"* means an employee of the Corporation or an Affiliate (including a corporation that becomes an Affiliate after the adoption of this Plan), a Director or a Consultant to the Corporation or an Affiliate (including a corporation that becomes an Affiliate after the adoption of this Plan) .

Q. *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

R. *"Fair Market Value"* means, on any given date, the current fair market value of the shares of Common Stock as determined as follows:

(i) If the Common Stock is traded on The Nasdaq National Market or The Nasdaq SmallCap Market or is listed on a national securities exchange, the closing price for the day of determination as quoted on such market or exchange which is the primary market or exchange for trading of the Common Stock or if no trading occurs on such date, the last day on which trading occurred, or such other appropriate date as determined by the Committee in its discretion, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high and the low asked prices for the Common Stock for the day of determination; or

(iii) In the absence of an established market for the Common Stock, Fair Market Value shall be determined by the Committee in good faith.

S. *"Incentive Stock Option"* means an Option (or portion thereof) intended to qualify for special tax treatment under Section 422 of the Code.

T. *"Listing Date"* means the date on which the Corporation has a class of equity securities registered under Section 12 of the Securities Act.

U. *"Nonqualified Stock Option"* means an Option (or portion thereof) which is not intended or does not for any reason qualify as an Incentive Stock Option.

V. *"Option"* means any option to purchase shares of Common Stock granted under this Plan.

W. *"Parent"* means any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation if each of the corporations (other than the Corporation) owns stock possessing at least fifty percent (50%) of the total combined voting power of all classes of stock in one of the other corporations in such chain.

X. *"Participant"* means an Eligible Person who is selected by the Committee to receive an Award and is party to an agreement setting forth the terms of the Award, as appropriate.

Y. *"Performance Agreement"* means an agreement described in Section 8 of the Plan.

Z. *"Performance Objectives"* means the performance objectives established pursuant to the Plan for Participants who have received grants of Performance Shares or Performance Units or, when so determined by the Committee, Stock Awards. Performance Objectives may be described in terms of Corporation-wide objectives or objectives that are related to the performance of the individual Participant or the Affiliate, subsidiary, division, department or function within the Corporation or Affiliate in which the Participant is employed or has responsibility. Any Performance Objectives applicable to Awards to the extent that such and Award is intended to qualify as "performance-based compensation" under Section 162(m) of the Code shall be limited to specified levels of or increases in the Corporation's or a business unit's revenue, return on equity, earnings per share, total earnings, earnings growth, return on capital, return on assets, economic value added, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, sales growth, gross margin return on investment, increase in the number or Fair Market Value of the Common Stock (including but not limited to growth measures and total shareholder return), net operating profit, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on investments (which equals net cash flow divided by total capital), internal rate of return, increase in net present value, expense targets, or obtaining additional or retaining existing customer contracts. The Awards intended to qualify as "Performance Based Compensation" under Section 162(m) of the Code (the "Performance Objectives") shall be preestimated in accordance with applicable regulations under Section 162(m) of the Code and the determination of attainment of such goals shall be made by the Committee. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Corporation (including an event described in Section 9.), or the manner in which it conducts is business, or other events or circumstances render the Performance Objectives unsuitable, the Committee may modify such Performance Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable provided, however, that no such modification shall be made to an Award intended to qualify as performance-based compensation under Section 162(m) of the Code unless the Committee determines that such modification will not result in loss of such qualification or the Committee determines that loss of such qualification is in the best interests of the Corporation.

AA. *"Performance Period"* means a period of time established under Section 8 of the Plan within which the Performance Objectives relating to a Performance Share, Performance Unit or Stock Award are to be achieved.

BB. *"Performance Share"* means a bookkeeping entry that records the equivalent of one share of Common Stock awarded pursuant to Section 8 of the Plan.

CC. *"Performance Unit"* means a bookkeeping entry that records a unit equivalent to $1.00 awarded pursuant to Section 8 of the Plan.

DD. *"Plan"* means this SI International, Inc. 2002 Amended and Restated Omnibus Stock Incentive Plan, formerly known as the SI International, Inc. 2002 Stock Incentive Plan.

EE. *"Restricted Stock Award"* means an award of Common Stock under Section 7.B.

FF. *"Securities Act"* means the Securities Act of 1933, as amended.

GG. *"Stock Award"* means a Stock Bonus Award, Restricted Stock Award, Stock Appreciation Right, Deferred Shares or Performance Shares.

HH. *"Stock Bonus Award"* means an award of Common Stock under Section 7.A.

II. *"Stock Appreciation Right"* means an award of a right of the Participant under Section 7.C to receive a payment or shares of Common Stock based on the increase in Fair Market Value of the shares of Common Stock covered by the award.

JJ. *"Stock Award Agreement"* means an agreement (written or electronic) between the Corporation and a Participant setting forth the specific terms and conditions of a Stock Award granted to the Participant under Section 7. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan and shall include such terms and conditions as the Committee shall authorize.

KK. *"Stock Option Agreement"* means an agreement (written or electronic) between the Corporation and a Participant setting forth the specific terms and conditions of an Option granted to the Participant. Each Stock Option Agreement shall be subject to the terms and conditions of the Plan and shall include such terms and conditions as the Committee shall authorize.

LL. *"Subsidiary"* means any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation if each of the corporations (other than the last corporation in the unbroken chain) owns stock possessing at least fifty percent (50%) of the total combined voting power of all classes of stock in one of the other corporations in such chain.

MM. *"Ten Percent Owner"* means any Eligible Person owning at the time an Option is granted more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or of a Parent or Subsidiary. An individual shall, in accordance with Section 424(d) of the Code, be considered to own any voting stock owned (directly or indirectly) by or for his brothers, sisters, spouse, ancestors and lineal descendants and any voting stock owned (directly or indirectly) by or for a corporation, partnership, estate or trust shall be considered as being owned proportionately by or for its stockholders, partners or beneficiaries.

3. ADMINISTRATION

A. *Delegation of Administration.* The Board shall be the sole administrator of the Plan unless the Board delegates all or any portion of its authority to administer the Plan to a Committee. To the extent not prohibited by the charter or bylaws of the Corporation, the Board may delegate all or a portion of its authority to administer the Plan to a Committee of the Board appointed by the Board and constituted in compliance with the applicable Corporation Law. The Committee shall consist solely of three (3) or more Directors who are (i) Non-Employee Directors (within the meaning of Rule 16b-3 under the Exchange Act) for purposes of exercising administrative authority with respect to Awards granted to Eligible Persons who are subject to Section 16 of the Exchange Act; (ii) to the extent required by the rules of the market on which the Corporation's shares are traded or the exchange on which the Corporation' shares are listed, "independent" within the meaning of such rules; and (iii) at such times as an Award under the Plan by the Corporation is subject to Section 162(m) of the Code (to the extent relief from the limitation of Section 162(m) of the Code is sought with respect to Awards and administration of the Awards by a committee of "outside directors" is required to receive such relief) "outside directors" within the meaning of Section 162(m) of the Code.

B. *Powers of the Committee.* Subject to the provisions of the Plan, and in the case of a Committee appointed by the Board, the specific duties delegated to such Committee, the Committee shall have the authority:

(i) To construe and interpret all provisions of this Plan and all Stock Option Agreements, Stock Award Agreements and Performance Agreements under this Plan.

(ii) To determine the Fair Market Value of Common Stock.

(iii) To select the Eligible Persons to whom Awards, are granted from time to time hereunder.

(iv) To determine the number of shares of Common Stock or units covered by an Award; determine whether an Option shall be an Incentive Stock Option or Nonqualified Stock Option; and determine such other terms and conditions, not inconsistent with the terms of the Plan, of each such Award. Such terms and conditions include, but are not limited to, the exercise price of an Option, purchase price of Common Stock subject to a Stock Award, the time or times when Options or Stock Awards may be exercised or Common Stock issued thereunder, the right of the Corporation to repurchase Common Stock issued pursuant to the exercise of an Option or a Stock Award and other restrictions or limitations (in addition to those contained in the Plan) on the forfeitability or transferability of Options, Stock Awards or Common Stock issued upon exercise of an Option or pursuant to an Award. Such terms may include conditions which shall be determined by the Committee and need not be uniform with respect to Participants.

(v) To accelerate the time at which any Option or Stock Award may be exercised, or the time at which a Stock Award or Common Stock issued under the Plan may become transferable or nonforfeitable; including in that the vesting schedule for any Awards may be accelerated in the event of a merger, consolidation or asset sale of the Company or in the event of the Participant's death or Disability.

(vi) To determine whether and under what circumstances an Option may be settled in cash, shares of Common Stock or other property under Section 6.I instead of Common Stock.

(vii) Subject to Section 6.M, to amend, cancel, extend, renew, accept the surrender of, modify or accelerate the vesting of or lapse of restrictions on all or any portion of an outstanding Award. Except as specifically permitted by the Plan, the Stock Option Agreement, Stock Award Agreement or Performance Agreement or as required to comply with applicable law, regulation or rule, no amendment, cancellation or modification shall, without a Participant's consent, adversely affect any rights of the Participant; provided, however, that an amendment or modification that may cause an Incentive Stock Option to become a Nonqualified Stock Option shall not be treated as adversely affecting the rights of the Participant.

(viii) To prescribe the form of Stock Option Agreements, and Stock Award Agreements and Performance Agreements; to adopt policies and procedures for the exercise of Options or Stock Awards, including the satisfaction of withholding obligations; to adopt, amend, and rescind policies and procedures pertaining to the administration of the Plan; and to make all other determinations necessary or advisable for the administration of this Plan.

The express grant in the Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee; provided that a Committee of the Board may not exercise any right or power reserved to the Board. Any decision made, or action taken, by the Committee or in connection with the administration of this Plan shall be final, conclusive and binding on all persons having an interest in the Plan.

4. ELIGIBILITY

A. *Eligibility for Awards.* Awards, other than Incentive Stock Options, may be granted to any Eligible Person selected by the Committee. Incentive Stock Options may be granted only to employees of the Corporation or a Parent or Subsidiary.

B. *Eligibility of Consultants.* A Consultant shall be an Eligible Person only if the offer or sale of the Corporation's securities would be eligible for registration on Form S-8 Registration Statement because of the identity and nature of the service provided by such person, unless the Corporation determines that an offer or sale of the Corporation's securities to such person will satisfy another exemption from the registration under the Securities Act and complies with the securities laws of all other jurisdictions applicable to such offer or sale.

C. *Substitution Awards.* The Committee may make Awards and may grant Options under the Plan by assumption, in substitution or replacement of performance shares, phantom shares, stock awards, stock options, stock appreciation rights or similar awards granted by another entity (including an Affiliate) in connection with a merger, consolidation, acquisition of property or stock or similar transaction. Notwithstanding any provision of the Plan (other than the maximum number of shares of Common Stock that may be issued under the Plan), the terms of such assumed, substituted, or replaced Awards shall be as the Committee, in its discretion, determines is appropriate.

5. COMMON STOCK SUBJECT TO PLAN

A. *Share Reserve and Limitations on Grants.* Subject to adjustment as provided in Section 9, the maximum aggregate number of shares of Common Stock that may be (i) issued under this Plan pursuant to the exercise of Options, (ii) issued pursuant to Stock Awards, and (iii) covered by Stock Appreciation Rights is 2,920,000. No Participant may receive Awards representing more than 300,000 shares in any one calendar year. In addition, the maximum number of Performance Units that may be granted to a Participant in any one calendar year is 500,000 for each full or fractional year included in the Performance Period for the grant of Performance Units during such calendar year. This limitation shall be applied as of any date by taking into account the number of shares available to be made the subject of new Awards as of such date, plus the number of shares previously issued under the Plan and the number of share subject to outstanding Awards as of such date

B. *Reversion of Shares.* If an Option or Stock Award is terminated, expires or becomes unexercisable, in whole or in part, for any reason, the unissued or unpurchased shares of Common Stock (or shares subject to an unexercised Stock Appreciation Right) which were subject thereto shall become available for future grant under the Plan. Shares of Common Stock that have been actually issued under the Plan shall not be returned to the share reserve for future grants under the Plan; except that shares of Common Stock issued pursuant to a Stock Award which are forfeited to the Corporation or repurchased by the Corporation at the lower of Fair Market Value or the original purchase price of such shares, shall be returned to the share reserve for future grant under the Plan. For avoidance of doubt, this Section 5.B shall not apply to any per Participant limit set forth in Section 5.A.

C. *Source of Shares.* Common Stock issued under the Plan may be shares of authorized and unissued Common Stock or shares of previously issued Common Stock that have been reacquired by the Corporation.

6. Options

A. *Award.* In accordance with the provisions of Section 4, the Committee will designate each Eligible Person to whom an Option is to be granted and will specify the number of shares of Common Stock covered by such Option. The Stock Option Agreement shall specify whether the Option is an Incentive Stock Option or Nonqualified Stock Option, the vesting schedule applicable to such Option and any other terms of such Option. No Option that is intended to be an Incentive Stock Option shall be invalid for failure to qualify as an Incentive Stock Option.

B. *Option Price.* The exercise price per share for Common Stock subject to an Option shall be determined by the Committee, but shall comply with the following:

(i) The exercise price per share for Common Stock subject to a Nonqualified Stock Option, granted to any Participant, shall be determined by the Committee and shall be an amount that is not less than one hundred percent (100%) of the Fair Market Value on the date of grant.

(ii) The exercise price per share for Common Stock subject to an Incentive Stock Option:

- granted to a Participant who is deemed to be a Ten Percent Owner on the date such option is granted, shall not be less than one hundred ten percent (110%) of the Fair Market Value on the date of grant.
- granted to any other Participant, shall not be less than one hundred percent (100%) of the Fair Market Value on the date of grant.

C. *Maximum Option Period.* The maximum period during which an Option may be exercised shall be determined by the Committee on the date of grant, except that no Option that is intended to be an Incentive Stock Option shall be exercisable after the expiration of ten years from the date such Option was granted. In the case of an Incentive Stock Option that is granted to a Participant who is or is deemed to be a Ten Percent Owner on the date of grant, such Option shall not be exercisable after the expiration of five years from the date of grant. The terms of any Option that is an Incentive Stock Option may provide that it is exercisable for a period less than such maximum period.

D. *Maximum Value of Options which are Incentive Stock Options.* To the extent that the aggregate Fair Market Value of the Common Stock with respect to which Incentive Stock Options granted to any person are exercisable for the first time during any calendar year (under all stock option plans of the Corporation or any Parent or Subsidiary) exceeds $100,000 (or such other amount provided in Section 422 of the Code), the Options are not Incentive Stock Options. For purposes of this section, the Fair Market Value of the Common Stock will be determined as of the time the Incentive Stock Option with respect to the Common Stock is granted. This section will be applied by taking Incentive Stock Options into account in the order in which they are granted.

E. *Nontransferability.* Options granted under this Plan which are intended to be Incentive Stock Options shall be nontransferable except by will or by the laws of descent and distribution and during the lifetime of the Participant shall be exercisable by only the Participant to whom the Incentive Stock Option is granted. Except to the extent transferability of a Nonqualified Stock Option is provided for in the Stock Option Agreement or is approved by the Committee, during the lifetime of the Participant to whom the Nonqualified Stock Option is granted, such Option may be exercised only by the Participant. The holder of a Nonqualified Stock Option transferred pursuant to this section shall be bound by the same terms and conditions that governed the Option during the period that it was held by the Participant. No right or interest of a Participant in any Option shall be liable for, or subject to, any lien, obligation, or liability of such Participant.

F. *Vesting and Termination of Continuous Service.* Except as provided in a Stock Option Agreement, the following rules shall apply:

(i) Options will vest as provided in the Stock Option Agreement. An Option will be exercisable only to the extent that it is vested on the date of exercise. Vesting of an Option will cease on the date of the Participant's termination of Continuous Service and the Option will be exercisable only to the extent the Option is vested on the date of termination of Continuous Service.

(ii) If the Participant's termination of Continuous Service is for reason of death or Disability, the right to exercise the Option (to the extent vested) will expire, unless otherwise specified in the Stock Option Agreement, on the earlier of (a) one (1) year after the date of the Participant's termination of Continuous Service, or (b) the expiration date under the terms of the Stock Option Agreement. Until the expiration date, the Participant's heirs, legatees or legal representative may exercise the Option, except to the extent the Option was previously transferred pursuant to Section 6.E.

(iii) If the Participant's termination of Continuous Service is an involuntary termination without Cause or a voluntary termination (other than a voluntary termination described in Section 6.F.(iv)), the right to exercise the Option (to the extent that it is vested) will expire, unless otherwise specified in the Stock Option Agreement, on the earlier of (a) three (3) months after the date of the Participant's termination of Continuous Service, or (b) the expiration date under the terms of the Stock Option Agreement. If the Participant's termination of Continuous Service is an involuntary termination without Cause or a voluntary termination (other than a voluntary termination described in Section 6.F(iv)) and the Participant dies after his or her termination of Continuous Service but before the right to exercise the Option has expired, the right to exercise the Option (to the extent vested) shall expire, unless otherwise specified in the Stock Option Agreement, on the earlier of (x) one (1) year after the date of the Participant's termination of Continuous Service or (y) the date the Option expires under the terms of the Stock Option Agreement, and, until expiration, the Participant's heirs, legatees or legal representative may exercise the Option, except to the extent the Option was previously transferred pursuant to Section 6.E.

(iv) If the Participant's termination of Continuous Service is for Cause or is a voluntary termination at any time after an event which would be grounds for termination of the Participant's Continuous Service for Cause, the right to exercise the Option shall expire, unless otherwise specified in the Stock Option Agreement, as of the date of the Participant's termination of Continuous Service.

G. *Exercise.* An Option shall be exercised by completion, execution and delivery of notice (written or electronic) to the Corporation of the Option which states (i) the Option holder's intent to exercise the Option, (ii) the number of shares of Common Stock with respect to which the Option is being exercised, (iii) such other representations and agreements as may be required by the Corporation and (iv) the method for satisfying any applicable tax withholding as provided in Section 10. Such notice of exercise shall be provided on such form or by such method as the Committee may designate, and payment of the exercise price shall be made in accordance with Section 6.H. Subject to the provisions of this Plan and the applicable Stock Option Agreement, an Option may be exercised to the extent vested in whole at any time or in part from time to time at such times and in compliance with such requirements as the Committee shall determine. A partial exercise of an Option shall not affect the right to exercise the Option from time to time in accordance with this Plan and the applicable Stock Option Agreement with respect to the remaining shares subject to the Option. An Option may not be exercised with respect to fractional shares of Common Stock.

H. *Payment.* Unless otherwise provided by the Stock Option Agreement, payment of the exercise price for an Option shall be made in cash or a cash equivalent acceptable to the Committee. With the consent of the Committee, payment of all or part of the exercise price of an Option may also be made to the extent set forth in the Stock Option Agreement (i) by surrender to the Corporation (or delivery to the

Corporation of a properly executed form of attestation of ownership) of shares of Common Stock that have been held for at least six (6) months prior to the date of exercise, (ii) if the Common Stock is traded on an established securities market, the Committee may approve a "cashless exercise" by payment of the exercise price by a broker-dealer if the exercise notice is accompanied by the Option holder's written irrevocable instructions to deliver the Common Stock acquired upon exercise of the Option to the broker-dealer or by delivery of the Common Stock to the broker-dealer with an irrevocable commitment by the broker-dealer to forward the exercise price to the Corporation, or (iii) any other method acceptable to the Committee. If Common Stock is used to pay all or part of the exercise price, the sum of the cash or cash equivalent and the Fair Market Value (determined as of the date of exercise) of the shares surrendered must not be less than the Option price of the shares for which the Option is being exercised.

I. *Buyout Provisions.* The Committee may at any time offer to buy out an Option previously granted for a payment in cash, shares of Common Stock or other property. Such buyout offer shall be on such terms and conditions as the Committee shall determine.

J. *Stockholder Rights.* No Participant shall have any rights as a stockholder with respect to shares subject to an Option until the date of exercise of such Option and the certificate for shares of Common Stock to be received on exercise of such Option has been issued by the Corporation.

K. *Disposition and Stock Certificate Legends for Incentive Stock Option Shares.* A Participant shall notify the Corporation of any sale or other disposition of Common Stock acquired pursuant to an Incentive Stock Option if such sale or disposition occurs (i) within two years of the grant of an Option or (ii) within one year of the issuance of the Common Stock to the Participant. Such notice shall be in writing and directed to the Secretary of the Corporation. The Corporation may require that certificates evidencing shares of Common Stock purchased upon the exercise of Incentive Stock Option issued under the Plan be endorsed with a legend in substantially the following form:

> The shares evidenced by this certificate may not be sold or transferred prior to , 20 , in the absence of a written statement from the Corporation to the effect that the Corporation is aware of the facts of such sale or transfer.

The blank contained in this legend shall be filled in with the date that is the later of (i) one year and one day after the date of the exercise of such Incentive Stock Option or (ii) two years and one day after the grant of such Incentive Stock Option.

L. *Reload Provisions.* Options may contain a provision pursuant to which a Participant who pays all or a portion of the exercise price of the Option or the tax required to be withheld pursuant to the exercise of the Option by surrendering shares of Common Stock shall automatically be granted an Option for the purchase of the number of shares of Common Stock equal to the number of shares surrendered (a "Reload Option"). A Reload Option shall have an exercise price per share equal to the Fair Market Value of the Stock on the date of the grant of the Reload Option and shall have a term that is no longer than the original term of the exercised Option.

M. *No Repricing of Options.* The Committee may not without the approval of the stockholders of the Corporation lower the exercise price of an outstanding Option, whether by amending the exercise price of the outstanding Option or through cancellation of the outstanding Option and reissuance of a replacement or substitute Option; provided that stockholder approval shall not be required for adjustments made in connection with a capitalization event described in Section 9. in order to prevent enlargement, dilution or diminishment of rights.

7. STOCK AWARDS

A. *Stock Bonus Awards.* Each Stock Award Agreement for a Stock Bonus Award shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate. The terms and conditions of Stock Award Agreements for Stock Bonus Awards may change from time to time, and the terms and conditions of separate Stock Bonus Awards need not be identical, but each Stock Bonus Award shall include (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) *Consideration.* A Stock Bonus Award may be granted in consideration for past services actually rendered to the Corporation or an Affiliate for its benefit.

(ii) *Vesting.* Shares of Common Stock granted under a Stock Bonus Award will be subject to forfeiture as determined by the Committee. Shares of Common Stock granted under a Stock Bonus Award shall vest and be released from the risk of forfeiture over a period of no less than three (3) years measured from the date of issuance of the Award. Notwithstanding the foregoing, a Stock Bonus Award subject to vesting based upon the achievement of specified Performance Objectives may vest and be released from the risk of forfeiture over a period of no less than one (1) year measured from the date of issuance of the Award. As provided in Section 3.B(v), the vesting schedule for a Stock Bonus Award may be accelerated in the event of a merger, consolidation or asset sale of the Company or in the event of the Participant's death or Disability.

(iii) *Participant's Termination of Service.* In the event of a Participant's termination of Continuous Service, the Corporation may reacquire any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination under the terms of the Stock Bonus Award.

(iv) *Transferability.* Rights to acquire shares of Common Stock under the Stock Bonus Award shall be transferable by the Participant only upon such terms and conditions as are set forth in the Stock Award Agreement, as the Committee shall determine in its discretion, so long as Common Stock granted under the Stock Bonus Award remains subject to the terms of the Stock Award Agreement.

B. *Restricted Stock Awards.* Each Stock Award Agreement for a Restricted Stock Award shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate. The terms and conditions of the Stock Award Agreements for Restricted Stock Awards may change from time to time, and the terms and conditions of separate Restricted Stock Awards need not be identical, but each Restricted Stock Award shall include (through incorporation of the provisions hereof by references in the agreement or otherwise) the substance of each of the following provisions.

(i) *Purchase Price.* The purchase price, if any, of a restricted stock awards shall be determined by the Committee.

(ii) *Consideration.* The purchase price of Common Stock acquired pursuant to the Restricted Stock Award shall be paid either: (a) in cash at the time of purchase; or (b) in any other form of legal consideration that may be acceptable to the Committee in its discretion; provided, however, that payment of the Common Stock's "par value" shall not be made by deferred payment.

(iii) *Vesting.* Shares of Common Stock granted under a Restricted Stock Award will be subject to repurchase or forfeiture as determined by the Committee. Shares of Common Stock granted under a Restricted Stock Award shall vest and be released from the repurchase right or risk of forfeiture over a period of no less than three (3) years measured from the date of issuance of the Award. Notwithstanding the foregoing, a Restricted Stock Award subject to vesting based upon the achievement of specified Performance Objectives may vest and be released from the repurchase right or risk of forfeiture over a period of no less than one (1) year measured from the date of issuance of the Award. As provided in Section 3.B(v), the vesting schedule for a Restricted Stock Award may be accelerated in the event of a merger, consolidation or asset sale of the Company or in the event of the Participant's death or Disability.

(iv) *Participant's Termination of Service.* In the event of a Participant's termination of Continuous Service, the Corporation may repurchase or otherwise reacquire any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination under the terms of the Stock Award Agreement for such Restricted Stock Award.

(v) *Transferability.* Rights to acquire shares of Common Stock under a Restricted Stock Award shall be transferable by the Participant only upon such terms and conditions as are set forth in the Stock Award Agreement for such Restricted Stock Award, as the Committee shall determine in its discretion, so long as Common Stock granted under the Restricted Stock Award remains subject to the terms of the Stock Award Agreement.

C. *Stock Appreciation Rights.* Each Stock Award Agreement for Stock Appreciation Rights shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate. The terms and conditions of Stock Appreciation Rights may change from time to time, and the terms and conditions of separate Stock Appreciation Rights need not be identical, but each Stock Appreciation Right shall include (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) *Benefit Provided.* Each Stock Appreciation Right shall provide the Participant with the right to receive payment in cash or shares of Common Stock having a Fair Market Value, as designated in the Stock Award Agreement for such Stock Appreciation Rights, of an amount equal to the difference between the Fair Market Value of the Common Stock on the date of grant of such award and the Fair Market Value of the Common Stock on the date of exercise of such Stock Appreciation Right.

(ii) *Tandem Awards.* Stock Appreciation Rights may be granted either alone or in tandem with other awards, including Options, under the Plan.

(iii) *Vesting.* Stock Appreciation Rights shall vest over a period of no less than three (3) years measured from the date of issuance of the Award. Notwithstanding the foregoing, Stock Appreciation Rights subject to vesting based upon the achievement of specified Performance Objectives may vest over a period of no less than one (1) year measured from the date of issuance of the Award. As provided in Section 3.B(v), the vesting schedule for Stock Appreciation Rights may be accelerated in the event of a merger, consolidation or asset sale of the Company or in the event of the Participant's death or Disability.

(iv) *Participant's Termination of Service.* In the event of a Participant's termination of Continuous Service, Stock Appreciation Rights which have not vested as of the date of termination under the terms of the Stock Appreciation Right shall be forfeited.

(v) *Transferability.* Rights to acquire cash or shares of Common Stock under a Stock Appreciation Right shall be transferable by the Participant only upon such terms and conditions as are set forth in the agreement, as the Committee shall determine in its discretion, so long as Common Stock received under the Stock Appreciation Rights remains subject to the terms of the Stock Award Agreement.

D. *Deferred Shares.* The Committee may authorize grants of Deferred Shares to Participants upon such terms and conditions as the Committee may determine in accordance with the following provisions:

(i) Each grant shall constitute the agreement by the Corporation to issue or transfer shares of Common Stock to the Participant in the future in consideration of the performance of services, subject to the fulfillment during the Deferral Period of such conditions as the Committee may specify.

(ii) Each grant may be made without additional consideration from the Participant or in consideration of a payment by the Participant that is less than the Fair Market Value on the date of grant.

(iii) Each grant shall provide that the Deferred Shares covered thereby shall be subject to a Deferral Period, which shall be fixed by the Committee on the date of grant, and any grant or sale may provide for the earlier termination of such period in the event of a change in control of the Corporation or other similar transaction or event.

(iv) During the Deferral Period, the Participant shall not have any right to transfer any rights under the subject Award, shall not have any rights of ownership in the Deferred Shares and shall not have any right to vote such shares, but the Committee may on or after the date of grant, authorize the payment of dividend or other distribution equivalents on such shares in cash or additional shares on a current, deferred or contingent basis.

(v) Deferred Shares shall vest over a period of no less than three (3) years measured from the date of issuance of the Award. Notwithstanding the foregoing, Deferred Shares subject to vesting based upon the achievement of specified Performance Objectives may vest over a period of no less than one (1) year measured from the date of issuance of the Award. As provided in Section 3.B(v), the vesting schedule for Deferred Shares may be accelerated in the event of a merger, consolidation or asset sale of the Company or in the event of the Participant's death or Disability.

(vi) Each grant shall be evidenced by an agreement delivered to and accepted by the Participant and containing such terms and provisions as the Committee may determine consistent with the Plan.

8. PERFORMANCE SHARES AND PERFORMANCE UNITS.

A. The Committee may also authorize grants of Performance Shares and Performance Units, which shall become payable to the Participant upon the achievement of specified Performance Objectives, upon such terms and conditions as the Committee may determine in accordance with the following provisions:

(i) Each grant shall specify the number of Performance Shares or Performance Units to which it pertains, which may be subject to adjustment to reflect changes in compensation or other factors.

(ii) The Performance Period with respect to each Performance Share or Performance Unit shall commence on the date established by the Committee and may be subject to earlier termination in the event of a change in control of the Corporation or similar transaction or event.

(iii) Each grant shall specify the Performance Objectives that are to be achieved by the Participant.

(iv) Each grant may specify in respect of the specified Performance Objectives a minimum acceptable level of achievement below which no payment will be made and may set forth a formula for determining the amount of any payment to be made if performance is at or above such minimum acceptable level but falls short of the maximum achievement of the specified Performance Objectives.

(v) Each grant shall specify the time and manner of payment of Performance Shares or Performance Units that shall have been earned, and any grant may specify that any such amount may be paid by the Corporation in cash, shares of Common Stock or any combination thereof and may either grant to the Participant or reserve to the Committee the right to elect among those alternatives; provided, that each grant of Performance Shares or Performance Units shall vest over a minimum period of one year.

(vi) Any grant of Performance Shares may specify that the amount payable with respect thereto may not exceed a maximum specified by the Committee on the date of grant. Any grant of Performance Units may specify that the amount payable, or the number of shares of Common Stock issued, with respect thereto may not exceed maximums specified by the Committee on the date of grant.

(vii) Any grant of Performance Shares may provide for the payment to the Participant of dividend or other distribution equivalents thereon in cash or additional shares of Common Stock on a current, deferred or contingent basis.

(viii) If provided in the terms of the grant and subject to the requirements of Section 162(m) of the Code (in the case of Awards intended to qualify for exception therefrom), the Committee may adjust Performance Objectives and the related minimum acceptable level of achievement if, in the sole judgment of the Committee, events or transactions have occurred after the date of grant that are unrelated to the performance of the Participant and result in distortion of the Performance Objectives or the related minimum acceptable level of achievement.

(ix) Each grant shall be evidenced by an agreement (a "Performance Agreement") that shall be delivered to and accepted by the Participant, which shall state that the Performance Shares or Performance Units are subject to all of the terms and conditions of the Plan and such other terms and provisions as the Committee may determine consistent with the Plan.

9. CHANGES IN CAPITAL STRUCTURE

A. *No Limitations of Rights.* The existence of outstanding Awards shall not affect in any way the right or power of the Corporation or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Corporation's capital structure or its business, or any merger or consolidation of the Corporation, or any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Corporation, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

B. *Changes in Capitalization.* If the Corporation shall effect a subdivision or consolidation of shares or other capital readjustment, the payment of a stock dividend, or other increase or reduction of the number of shares of the Common Stock outstanding, without receiving consideration therefore in money, services or property, then (i) the number, class, and per share price of shares of Common Stock subject to outstanding Options and other Awards hereunder and (ii) the number and class of shares then reserved for issuance under the Plan (including the annual increase in shares reserved) and the maximum number of shares for which Awards may be granted to a Participant during a calendar year shall be appropriately and proportionately adjusted. The conversion of convertible securities of the Corporation shall not be treated as effected "without receiving consideration." The Committee shall make such adjustments, and its determinations shall be final, binding and conclusive.

C. *Merger, Consolidation or Asset Sale.* If the Corporation is merged or consolidated with another entity or sells or otherwise disposes of substantially all of its assets to another company while Options or Stock Awards remain outstanding under the Plan, unless provisions are made in connection with such transaction for the continuance of the Plan and/or the assumption or substitution of such Options or Stock Awards with new options or stock awards covering the stock of the successor company, or parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices, then all outstanding Options and Stock Awards which have not been continued, assumed or for which a substituted award has been granted shall, whether or not vested or then exercisable, unless otherwise specified in the Stock Award Agreement, terminate immediately as of the effective date of any such merger, consolidation or sale.

D. *Limitation on Adjustment.* Except as previously expressly provided, neither the issuance by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Corporation convertible into such shares or other securities, nor the increase or decrease of the number of authorized shares of stock, nor the addition or deletion of classes of stock, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, class or price of shares of Common Stock then subject to outstanding Options or Stock Awards.

10. WITHHOLDING OF TAXES

The Corporation or an Affiliate shall have the right, before any certificate for any Common Stock is delivered, to deduct or withhold from any payment owed to a Participant any amount that is necessary in order to satisfy any withholding requirement that the Corporation or Affiliate in good faith believes is imposed upon it in connection with Federal, state, or local taxes, including transfer taxes, as a result of the issuance of, or lapse of restrictions on, such Common Stock, or otherwise require such Participant to make provision for payment of any such withholding amount. Subject to such conditions as may be established by the Committee, the Committee may permit a Participant to (i) have Common Stock otherwise issuable under an Award withheld to the extent necessary to comply with minimum statutory withholding rate requirements, (ii) tender back to the Corporation shares of Common Stock received pursuant to an Award to the extent necessary to comply with minimum statutory withholding rate requirements, (iii) deliver to the Corporation previously acquired Common Stock, (iv) have funds withheld from payments of wages, salary or other cash compensation due the Participant, or (v) pay the Corporation or its Affiliate in cash, in order to satisfy part or all of the obligations for any taxes required to be withheld or otherwise deducted and paid by the Corporation or its Affiliate with respect to the Award.

11. COMPLIANCE WITH LAW AND APPROVAL OF REGULATORY BODIES

A. *General Requirements.* No Option or Stock Award shall be exercisable, no Common Stock shall be issued, no certificates for shares of Common Stock shall be delivered, and no payment shall be made under this Plan except in compliance with all applicable federal and state laws and regulations (including, without limitation, withholding tax requirements), any listing agreement to which the Corporation is a party, and the rules of all domestic stock exchanges or quotation systems on which the Corporation's shares may be listed. The Corporation shall have the right to rely on an opinion of its counsel as to such compliance. Any share certificate issued to evidence Common Stock when a Stock Award is granted or for which an Option or Stock Award is exercised may bear such legends and statements as the Committee may deem advisable to assure compliance with federal and state laws and regulations. No Option or Stock Award shall be exercisable, no Stock Award shall be granted, no Common Stock shall be issued, no certificate for shares shall be delivered, and no payment shall be made under this Plan until the Corporation has obtained such consent or approval as the Committee may deem advisable from regulatory bodies having jurisdiction over such matters.

B. *Participant Representations.* The Committee may require that a Participant, as a condition to receipt or exercise of a particular award, execute and deliver to the Corporation a written statement, in form satisfactory to the Committee, in which the Participant represents and warrants that the shares are being acquired for such person's own account, for investment only and not with a view to the resale or distribution thereof. The Participant shall, at the request of the Committee, be required to represent and warrant in writing that any subsequent resale or distribution of shares of Common Stock by the Participant shall be made only pursuant to either (i) a registration statement on an appropriate form under the Securities Act of 1933, which registration statement has become effective and is current with regard to the shares being sold, or (ii) a specific exemption from the registration requirements of the Securities Act of 1933, but in claiming such exemption the Participant shall, prior to any offer of sale or sale of such shares, obtain a prior favorable written opinion of counsel, in form and substance satisfactory to counsel for the Corporation, as to the application of such exemption thereto.

12. GENERAL PROVISIONS

A. *Effect on Employment and Service.* Neither the adoption of this Plan, its operation, nor any documents describing or referring to this Plan (or any part thereof) shall (i) confer upon any individual any right to continue in the employ or service of the Corporation or an Affiliate, (ii) in any way affect any right and power of the Corporation or an Affiliate to change an individual's duties or terminate the employment or service of any individual at any time with or without assigning a reason therefor or (iii) except to the extent the Committee grants an Option or Stock Award to such individual, confer on any individual the right to participate in the benefits of the Plan.

B. *Use of Proceeds.* The proceeds received by the Corporation from the sale of Common Stock pursuant to this Plan shall be used for general corporate purposes.

C. *Unfunded Plan.* The Plan, insofar as it provides for grants, shall be unfunded, and the Corporation shall not be required to segregate any assets that may at any time be represented by grants under this Plan. Any liability of the Corporation to any person with respect to any grant under this Plan shall be based solely upon any contractual obligations that may be created pursuant to this Plan. No such obligation of the Corporation shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Corporation.

D. *Rules of Construction.* Headings are given to the Sections of this Plan solely as a convenience to facilitate reference. The reference to any statute, regulation, or other provision of law shall be construed to refer to any amendment to or successor of such provision of law.

E. *Choice of Law.* The Plan and all Stock Option Agreements and Stock Award Agreements entered into under the Plan shall be interpreted under the Corporation Law excluding (to the greatest extent permissible by law) any rule of law that would cause the application of the laws of any jurisdiction other than the Corporation Law.

F. *Fractional Shares.* The Corporation shall not be required to issue fractional shares pursuant to the Plan. The Committee may provide for elimination of fractional shares or the settlement of such fraction shares in cash.

G. *Foreign Employees.* In order to facilitate the making of any grant or combination of grants under the Plan, the Committee may provide for such special terms for Awards to Participants who are foreign nationals, or who are employed by the Corporation or any Affiliate outside of the United States, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan, as then in effect, unless the Plan could have been amended to eliminate such inconsistency without further approval by the stockholders of the Corporation.

13. AMENDMENT AND TERMINATION

The Board may amend or terminate this Plan from time to time; provided, however, stockholder approval shall be required for any amendment that (i) increases the aggregate number of shares of

Common Stock that may be issued under the Plan, except as contemplated by Section 5A or 9B; (ii) changes, amends or modifies the class of employees eligible to receive Incentive Stock Options; (iii) materially increases the benefits accruing under the Plan to Participants or (iv) stockholder approval is required by the terms of any applicable law, regulation or rule, including the rules of any market on which the Corporation shares are traded or exchanged on which the Corporation shares are listed. Except as specifically permitted by the Plan, Stock Option Agreement or Stock Award Agreement or as required to comply with applicable law, regulation or rule, no amendment shall, without a Participant's consent, adversely affect any rights of such Participant under any Option or Stock Award outstanding at the time such amendment is made; provided, however, that an amendment that may cause an Incentive Stock Option to become a Nonqualified Stock Option shall not be treated as adversely affecting the rights of the Participant.

14. EFFECTIVE DATE OF PLAN, DURATION OF PLAN

The Plan was adopted by the Board in October 2002 and subsequently approved by the stockholders of the Company. On April 21, 2005, the Board approved an amendment and restatement of the Plan to (i) increase the number of shares of Common Stock reserved for issuance under the Plan and (ii) adopt various provisions to comply with the performance-based compensation exception to the deduction limit of Section 162(m) of the Code, which amendments are subject to approval by the stockholders of the Company.

The Plan shall continue in effect for a term of ten (10) years after its initial adoption by the Board unless sooner terminated.

SI INTERNATIONAL, INC.

By: /s/ RAY J. OLESON
Name: RAY J. OLESON
Title: *Chairman & Chief Executive Officer*
Date: April 21, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☐ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 25, 2004

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number
000-50080

SI International, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**52-2127278**
(State of Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
12012 Sunset Hills Road, Reston, Virginia	**20190-5869**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: **(703) 234-7000**

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of SI International, Inc. Common Stock held by non-affiliates of the registrant as of June 25, 2004 was $119,793,743.

As of March 4, 2005, there were 11,062,075 shares of SI International, Inc. Common Stock, $0.01 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's annual report to stockholders for the fiscal year ended December 25, 2004 will be incorporated by reference into Part II and III of this Form 10-K. Certain portions of the definitive proxy statement to be used in connection with SI International, Inc.'s annual meeting of stockholders, which is expected to be filed not later than 120 days after the registrant's fiscal year ended December 25, 2004, will be incorporated by reference into Part III of this Form 10-K.

SI INTERNATIONAL, INC.

FORM 10-K

INDEX

BUSINESS INFORMATION

Throughout this document, we occasionally distinguish between SI International, Inc., as a company separate from its subsidiaries, and SI International, Inc., as a company combined with its subsidiaries. In order to clarify which entity we are referring to in various discussions, we use the terms "SI International, Inc." and "SI International" to refer to SI International, Inc. without its subsidiaries. All other references, including "SI," "the Company," "we" and "us" refer to SI International and its subsidiaries.

PART I

Item 1. Business SI International, Inc. was organized as a Delaware corporation under the name of "SI International Incorporated" on October 14, 1998. SI conducts operations both in its own name and through subsidiaries, each of which is located in the U.S. but some of which have international operations.

Some of the statements under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Form 10-K constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors listed in the section captioned "Risk Factors Related to Our Business," as well as any cautionary language in this Form 10-K, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Form 10-K. Subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.

Recent Events

On February 9, 2005, we completed the purchase of Shenandoah Electronic Intelligence, Inc., or SEI. SEI is a provider of critical business process outsourcing primarily for the Department of Homeland Security, or DHS. SEI's services include: data and records management; applications processing; file and mail management; analytical support services; and secure optical card processing at one of the largest facilities of its kind.

Under the terms of the definitive stock purchase agreement, we acquired SEI for $75 million in cash, subject to certain adjustments. The transaction was funded through cash-on-hand and borrowings from a new $160 million credit facility. The purchase price is subject to adjustment as a result of certain tax elections. The definitive stock purchase agreement also provides that the SEI stockholders will retain certain non-operating assets and contingent accounts receivable. We expect the acquisition to be accretive to earnings. SEI's trailing twelve months revenue ended September 30, 2004 was approximately $73.9 million.

As a result of our acquisition of SEI, we gained approximately 1,700 employees, over 99% of which hold security clearances.

On January 14, 2005, Dr. Culver retired from our management. He continues to serve as a non-management member of our Board of Directors. In addition, Dr. Culver currently serves as a consultant to us under the terms of a Consulting Services Agreement between Dr. Culver and the Company.

On December 20, 2004, we completed the purchase of Bridge Technology Corporation, a provider of information technology and information management. The acquisition supports our strategic growth plan to broaden our customer base and further develop our service offerings to the intelligence agencies, and strengthen our portfolio of mission-critical solutions.

Under the terms of the agreement, we acquired Bridge Technology for $30 million in cash. The transaction was funded through cash-on-hand and borrowings under the Company's credit facility. We expect the acquisition to be accretive to earnings. Bridge Technology's trailing twelve months revenue ended September 30, 2004 was approximately $22.2 million, and, as of September 30, 2004, operating income was approximately $3.5 million.

As a result of our acquisition of Bridge Technology, we gained approximately 140 additional employees, about 90% of which hold security clearances.

Overview

We are a provider of mission critical information technology and network solutions primarily to the Federal Government. Our business is guided by our experienced team of five executive officers and over twenty-five other corporate officers who manage and are responsible for successfully growing our business. As of the end of fiscal year 2004, we employed over 2,000 employees, and, following the acquisitions of SEI on February 9, 2005, we have over 3,700 employees. Approximately 83% of our employees, including those of SEI and Bridge Technology, hold Federal Government security clearances or have passed National Agency Checks. Over 17% of our employees, including those of SEI and Bridge Technology, hold Top Secret security clearances. A significant portion of our employees who hold Top Secret security clearances also hold Sensitive Compartmental Information clearances, which permit us to bid on highly classified projects.

Our broad set of contract vehicles gives us extensive reach and enables us to deliver a full range of our services and solutions to the Federal Government. The strength of our service offerings and information technology expertise allows us to maintain substantial relationships with clients, some of whom have been clients of ours, or of one of our acquired businesses, for over 20 years. In fiscal 2004 and fiscal 2003, we derived approximately 81% and 84%, respectively, of our revenue from contracts on which we acted as prime contractor. Acting as a prime contractor provides us with stronger client relationships, as well as the visibility and access to new work that are not available when acting as a subcontractor. Our total backlog as of December 25, 2004 was approximately $711 million, of which approximately $125 million was funded. See "—Backlog" for a discussion of how we calculate backlog.

The Federal Government Technology Services Market

The ongoing transformation of the Federal Government's information systems and communication networks is creating an increase in its demand for information technology, or IT, services. According to INPUT, federal government information technology spending that is contracted out by the federal government is projected to increase by $22.1 billion from $58.6 billion in government fiscal 2004 to $80.7 billion in government fiscal 2009, a compound annual growth rate of approximately 6.6%. In addition, the U.S. Air Force addressable spending, which is the amount that is contracted out, is projected by INPUT to grow from $4.3 billion in government fiscal 2004 to $6.8 billion in government fiscal 2009, representing a compounded annual growth rate of 9.6%.

We expect that the federal government's need for the types of information technology services that we provide will continue to grow in the foreseeable future, as a result of the high priority placed by the federal government on the transformation of its information technology programs. INPUT forecasts that the percentage of information technology spending that is contracted out by the federal government will reach a high of 86% of total information technology spending in government fiscal 2009.

We believe the following industry trends will also continue to drive the Federal Government technology services market:

- *Continued focus on mission-critical initiatives.* Since the events of September 11, 2001, the federal government has made the transformation of its information technology infrastructure a major priority. According to INPUT, the federal government information technology services "commercial" segment, which is comprised of outsourcing, professional services, consulting, training, systems integration and processing services, is projected to grow from $25.1 billion in government fiscal 2004 to $35.3 billion in government fiscal 2009, representing a projected compounded annual growth rate of 7.1%. According to INPUT, growth in the commercial segment for the U.S. Air Force, our single largest client in terms of revenue for each of the last three completed fiscal years, is projected to rise from $1.5 billion in government fiscal 2004 to $2.6 billion in government fiscal year 2009, a compounded annual growth rate of 11.7%.
- *Increased Federal Government reliance on outsourcing.* According to INPUT, outsourcing through the use of outside providers to provide federal government services is projected to grow from $12.1 billion in government fiscal 2004 to $18.0 billion in government fiscal 2009, representing a projected compounded annual growth rate of 8.4%.

We believe that the federal government is increasingly turning to the information technology industry to execute support processes and functions that were traditionally performed by federal government employees. INPUT expects that Department of Defense budgets will grow over the next several governmental fiscal years and anticipates that each of the defense agencies will move toward outsourcing more of the information technology functions that are not core to the war-fighting mission. Business process outsourcing, or BPO, is a relationship in which a contractor is responsible for performing an entire business operations function, including the information systems outsourcing that supports it. INPUT projects that federal government BPO spending will grow from $530.0 million in government fiscal 2004 to $900.0 million in government fiscal in 2009, which represents a compounded annual growth rate of 11.1%. In addition, during this same period, INPUT projects a compounded annual growth rate for BPO spending by defense agencies of 12.6%. According to INPUT, the size of the federal government workforce, which includes only civilian employees and non-uniform military personnel in federal civilian agencies and the Department of Defense, decreased by 1.1 million workers during the period 1990 through 2000, representing a 22% decline. The GAO has warned of further attrition due to retirement of federal government workers during the period 2003 through 2006.

We believe that homeland security will have the greatest impact on three specific segments of the federal government information technology market: information security, communications and knowledge management. We believe that the rapid pace of technological innovations and the federal government's increasing reliance on complex information technology infrastructure, combined with a decline in the size of the federal government workforce, as described above, make it increasingly difficult for many governmental agencies to operate and upgrade their information technology systems. We expect that several trends will contribute to the federal government's increased use of service providers to fulfill a larger portion of its information technology responsibilities, and we believe that we will continue to gain new engagements to the extent that the federal government increases its reliance on outsourcing for its information technology needs. These trends include:

- *The aging of the Federal Government's workforce.* According to INPUT, the federal government has estimated that more than 30% of current members of the federal government workforce, as described above, in supervisory positions will be eligible for retirement by 2007, and the average age of federal government employees increased from 42 years of age in 1990 to 46 years of age in 2004. In April 2001, the GAO concluded in a report that the federal government's human capital challenges are adversely affecting the ability of many agencies to carry out their missions.
- *Increased Federal Government emphasis on competitive sourcing.* The current administration has made competitive sourcing a major initiative of its management agenda. According to the President's Management Agenda, which was issued in 2001 and for which progress reports continue to be issued, including most recently during 2003, nearly half of all U.S. government employees perform tasks that are available in the commercial marketplace. To the extent that the size of the federal government workforce decreases, we believe that the federal government will have an increased need for entities that offer the technical skills, familiarity with government processes and procedures and skilled personnel that are necessary to meet the diverse information technology requirements of the various federal government agencies.

Increased spending on homeland security and intelligence.

In the wake of the terrorist attacks on September 11, 2001, there has been an increased emphasis on homeland security, intelligence and national defense, including protecting critical infrastructure. According to INPUT, the total addressable information technology budget for the Department of Homeland Security is projected to grow from $3.8 billion in government fiscal 2004 to $5.9 billion in government fiscal 2009, representing a compound annual growth rate of 9.9%.

As part of this additional proposed spending, on April 18, 2002 the government announced a new Unified Command, the U.S. Northern Command, which is headquartered in Colorado Springs, Colorado. The U.S. Northern Command's mission, as stated on its web site, "is homeland defense and civil support, specifically: conduct operations to deter, prevent, and defeat threats and aggression aimed at the United States, its territories, and interests within the assigned area of responsibility; and as directed by the President or Secretary of Defense, provide military assistance to civil authorities including consequence management operations."

Although the total amount to be spent for intelligence applications is classified, based on available information, INPUT has forecasted that the addressable federal government information technology spending in the intelligence community may be as much as $7.7 billion in government fiscal 2004. We believe that there will continue to be increases in spending on federal intelligence activities, which are expected to represent significant additional opportunities for us.

Increased simplicity of procurement.

Through changes that began with the Federal Acquisition Streamlining Act of 1994, or FASA 94, the federal government has developed a variety of accelerated contracting methods. Federal governmental agencies have increasingly been able to rely on multiple contracting vehicles to procure needed services in an expedient manner. According to INPUT, the average time to procure products and services was approximately 111 days in government fiscal 2003 as compared to 278 days in government fiscal 1995.

Our Core Strengths

We strategically built our business to respond specifically to the federal information technology marketplace. We believe that our core strengths position us to respond to the long-term trends and changing demands of our market.

Our Experienced Management Team

Our business is guided by our experienced team of five executive officers and over twenty-five other corporate officers who manage and are responsible for successfully growing our business. Our principal founder, Ray Oleson, has more than 35 years of managerial experience in our industry. Our executive officers have served as presidents, chief operating officers, and chief financial officers at Fortune 500 and industry-leading public companies. Our executive officers also have strong backgrounds in identifying, acquiring and integrating businesses. Members of our management team have substantial experience acquiring and successfully integrating acquired entities. Since our founding, we have acquired and integrated five businesses, and we are in the process of integrating our most recent acquisitions, Bridge Technology and SEI, which we acquired in December 2004 and February 2005, respectively.

Our Corporate Culture

Our corporate culture is based on respect for clients, personnel, business partners and management. We view our commitment to this culture of respect as a cornerstone of our company. We believe that our culture helps us build the relationships necessary to gain an in-depth understanding of our clients' needs, business practices and information technology and network systems. In addition, we believe our culture is a factor in helping our employee turnover rate remain low compared to other companies in our industry, helping us to maintain client domain knowledge and provide consistent service to our clients. Further, we believe that our commitment to respect, combined with quality of performance, is an important factor in retaining clients and winning new referrals.

Focus on Information Technology Services

We deliver a full spectrum of information technology services and solutions that address challenges common to many Federal Government agencies and commercial companies. Our capabilities position us to capitalize on the Federal Government's increasing demand for information technology services. We integrate our technical areas of expertise into comprehensive solutions covering information technology applications, systems engineering, network and telecommunications engineering and outsourcing. Our focus on end-to-end information technology solutions allows us to leverage our knowledge and experience to provide best practices across many Federal Government agencies and industries. Our key focus areas are:

- *Federal IT Modernization.* We define federal IT modernization to include designing, building and deploying solutions that enable our clients to replace legacy applications and databases and allow effective information sharing across agencies. We believe we have a proven track record of delivering true end-to-end solutions in this focus area that encompass application and software development, systems engineering, network solutions, and information security and performance support.
- *Defense Transformation.* We define defense transformation to include development of solutions intended to enable the U.S. military to successfully adapt to the requirements of net-centric warfare through our deep capabilities in space systems engineering, enterprise and operational architecture, command and control, logistics, and military satellite communications. In the area of space systems modernization, we are supporting clients such as Air Force Space Command, NORAD, Northern Command and U.S. Strategic Command in this key focus area.

- *Homeland Defense.* We define homeland defense as defense of the U.S. homeland, and includes the development of large scale replicated databases, secure optical calls processing and identification systems, managing records, and processing visas. We are working in this focus area to provide advanced information technology to assist in meeting this challenge for clients that include Department of Homeland Security, Department of State, Northern Command, Department of Energy, and Department of Agriculture.
- *Mission-Critical Outsourcing.* We define mission-critical outsourcing as assisting the federal government with shortages of personnel, including for the purpose of permitting re-assignment to higher priority government assignments, increasing operational efficiency, and improving the overall quality of service. We provide services in this focus area to both civilian agencies and the Department of Defense.

Our skilled employees use their advanced technological training and extensive experience to implement our state-of-the-practice solutions. As of the end of fiscal year 2004, we employed over 2,000 employees, many of whom possess security clearances and National Agency Checks that allow us to bid on and perform classified work for the Federal Government. Subsequent to the acquisition of SEI, we added approximately 1,700 employees, 99% of which possess security clearances.

Knowledge of Federal Government Contracting and Federal Agencies

We believe that our in-depth knowledge of Federal Government contracting and the governmental agencies we serve and their procurement processes allows us to provide better solutions for our clients' needs. Our experienced team of executive officers and senior managers brings to us their many years of experience and extensive contacts in the industry. They provide us with an understanding of our clients' needs and procedures, as well as valuable mission-specific information. We believe that the insight provided by our officers and managers allows us to design solutions that are responsive to our clients' mission-critical needs.

Successful Integration of Acquired Businesses

We believe that a critical component of our success is our ability to identify, acquire and integrate companies that build or expand our suite of services to serve our clients' needs more effectively. Members of our management team have substantial experience acquiring and successfully integrating acquired entities. We believe that this experience provides a basis for our disciplined approach to identifying acquisition candidates and integrating acquired companies. By integrating corporate infrastructures such as marketing and sales, accounting, human resources and internal networks, we can save the expense of redundant functions. In addition, by integrating operations, we establish a corporate-wide mission which can reduce internal competition and promote the cross-selling of newly augmented skill sets to increase our client base.

Within the 15-month period from January 1999 through March 2000, we identified, acquired and integrated four Federal Government information technology services companies with aggregate revenues of approximately $105 million, measured for the 12 months prior to their respective acquisition dates. In January, 2004, we acquired Matcom International Corporation, or Matcom, and have successfully integrated Matcom into our organization. Through each of these acquisitions, we built and expanded our services and solutions capabilities and our client relationships. We applied our disciplined acquisition processes to integrate the acquired companies and successfully grew these businesses. We are applying similar processes to integrate Bridge Technology and SEI, which we acquired in December 2004 and February 2005, respectively.

Our Growth Strategy

We have implemented the following strategies in order to reach our goal of becoming a leading provider of information technology and network solutions to our clients:

- *Maintain and expand our existing client relationships.* We maintain relationships with our existing clients by adhering to our culture of respect and providing quality performance. We believe this helps us win renewals of our engagements. In addition, we use our knowledge of our clients' needs to identify additional opportunities and cross-sell new services to them.

- *Leverage our existing client base to win new clients.* We believe satisfied clients are one of our most effective marketing tools. Since FASA 94 went into effect, client referrals have become a crucial component of expedited procurement processes and are key to our winning new contracts. Since we focus on technology infrastructure improvement, we are able to transfer our skills readily from client to client. We plan to continue building a network of clients and leveraging these relationships to gain access to new clients. We have launched a Major Programs initiative through which we intend to compete for large contracts over longer procurement periods. We believe that favorable client referrals are strategically important to our winning these opportunities.

- *Pursue strategic acquisitions.* We plan to continue utilizing our disciplined methodology to identify, evaluate and integrate strategic acquisitions. We have acquired and successfully integrated five businesses since 1999 and we are in the process of integrating our sixth and seventh acquisitions, Bridge Technology and SEI, which we acquired in December 2004 and February 2005, respectively. These acquisitions have positioned us with strategically important technical skills in important client areas.

Our Areas of Practice

We provide information technology and network solutions in the following eight practice areas to supplement our clients needs in Defense Transformation, Homeland Defense, Mission Critical Outsourcing and Federal IT Modernization.

Software Development. Our software development practice delivers custom software integrated with commercial off-the-shelf products to meet our clients' software requirements. We bring an understanding of complex software development and integration techniques for detailed design, implementation, testing, configuration control and documentation. We also provide enterprise-wide data management as well as testing and independent verification and validation services. Our technical staff is skilled in state-of-the-practice technologies such as C++, J2EE, Power Builder and Oracle Tools. Our software development process had been externally assessed at the Software Engineering Institute Capability Maturity Model for Software—Level 2 indicating standardized, repeatable processes are utilized.

Systems Consulting. Our systems consulting practice supports the modeling, simulation and prototyping of solutions. Our work includes feasibility studies, strategic planning, systems development consulting, quality assurance, project management, organizational assessment, system and transition planning and acquisition support. To aid us in our work, we utilize state-of-the-practice technologies such as enterprise architecture modeling tools and StarSafe, a software tool suite we developed for use in designing secure system solutions.

eSolutions. Our eSolutions practice delivers software implementation services that web-enable legacy applications intended to leverage an organization's utilization of the worldwide web (internet, intranet or extranet) to facilitate its business strategies and processes. We provide our clients with feasibility studies, system planning, systems development, migration planning, quality assurance, systems integration and user training. Our technical staff utilizes tools such as Microsoft.Net, Oracle Tools and Microsoft Visual Basic and Front Page, to help them deliver software integration services.

Information Security. Our information security practice delivers analyses, methods and technologies that enable our clients to secure their information against unauthorized access and service disruption. Our solutions are designed to protect and defend information systems against malicious actions, reduce the threat to system security and proactively manage risk. We provide security policy and procedure development, threat determination and risk assessment, vulnerability analysis, system security engineering, network defense, secure document processing, applications and web security, security evaluation and accreditation and training.

Learning Solutions. Our learning solutions practice designs, develops and delivers training and performance support to meet our clients' individual and organizational learning and performance needs. We provide distance learning, web-based training, computer-based training, instructor-led training, electronic performance support, performance-centered interface design, knowledge management, help desk staffing and management and local area network operations. Our technical staff is skilled in instructional systems design, usability engineering, software engineering, multimedia and graphic design and online documentation.

Systems Engineering. Our systems engineering practice delivers mission and requirements analysis, operational architecture modeling and development, system design, validation and verification, integrated logistics support, life cycle engineering and complex simulation and modeling. Our technical staff is skilled in command, control, communications, computer and intelligence, engineering, object oriented analysis and design, system testing, requirements traceability and specialty disciplines, including electro-magnetic pulse engineering, reliability/maintainability/availability engineering and safety and environmental engineering. Many of these skills are focused on space applications.

Network Solutions. Our network solutions practice designs, develops and deploys a full range of telecommunications network and infrastructure solutions for our government and commercial clients. These solutions span voice, narrowband, broadband and wireless technologies. Applications include large scale enterprise networks for government, highly secure networks and central office build-outs for commercial carriers.

Mission-Critical Outsourcing. Our mission-critical outsourcing practice uses our domain expertise to operate our systems and processes that are vital to our clients' businesses. We offer professional services to perform network operations, sustaining engineering, administrative processing and overall program management.

Clients

We provide our services primarily to Federal Government clients such as the U.S. Air Force Space Command, the U.S. Army, the Department of State, the Department of Homeland Security, and the defense intelligence community. In fiscal 2004, we derived approximately 97% of our total revenue from Federal Governmental agencies and approximately 3% of our total revenue from commercial clients.

Our largest client is the Department of Defense. We derived approximately 53% of our total revenue in fiscal 2004 and approximately 55% of our total revenue in fiscal 2003 from the Department of Defense and the intelligence community. In fiscal 2004 and fiscal 2003, services we provided to the U.S. Air Force Space Command represented 26% and 38% of our total revenue, respectively, and consisted of approximately 220 separate engagements. We also derived approximately 12% and 20% of our fiscal 2004 and 2003 revenue, respectively, from the Department of State. Each of these entities consists of a substantial number of separate offices, each of which typically exercises independent decision making and funding authority. We believe our contract base among these separate offices is well diversified. As of December 25, 2004, we had approximately 450 active engagements. In fiscal 2004 and fiscal 2003, we derived approximately 81% and 84%, respectively, of our revenue from contracts on which we acted as prime contractor and derived approximately 19% and 16%, respectively, of our revenue from contracts on which we acted as a subcontractor.

We often subcontract portions of work to be performed under a contract or task order under which we are the prime contractor. Approximately 16% and 13%, respectively, of our total revenue in fiscal 2004 and fiscal 2003, respectively, was generated by work performed by subcontractors. The subcontractors are sometimes responsible for critical portions of the contracted services. Our subcontracting arrangements typically specify that all terms of the primary contract pass down to the subcontractor. We are not dependent upon any one subcontractor or group of subcontractors to provide a substantial degree of work for us. In addition, it is typical that a subcontractor on one engagement may be a competitor or a client in other situations. We believe that cultivating good relationships with our subcontractors is necessary to maintain our competitive position as well as to facilitate meeting performance obligations under our contracts.

Backlog

Backlog is our estimate of the amount of revenue we expect to realize over the remaining life of awarded contracts and task orders we have in hand as of the measurement date. Our total backlog consists of funded and unfunded backlog. We define funded backlog as estimated future revenue under government contracts and task orders for which funding has been appropriated by Congress and authorized for expenditure by the applicable agency, plus our estimate of the future revenue we expect to realize from our commercial contracts. Unfunded backlog is the difference between total backlog and funded backlog. Unfunded backlog reflects our estimate of future revenue under awarded government contracts and task orders for which either funding has not yet been appropriated or expenditure has not yet been authorized. Our total backlog does not include estimates of revenue from government-wide acquisition contracts, or GWAC contracts, or General Services Administration, or GSA, schedules beyond awarded or funded task orders, but our unfunded backlog does include estimates of revenue beyond awarded or funded task orders for other types of indefinite delivery, indefinite quantity, or ID/IQ, contracts, such as our contract with the U.S. Air Force Space Command.

Our total backlog as of December 25, 2004 was approximately $711 million, of which approximately $125 million was funded. However, there can be no assurance that we will receive the amounts we have included in our backlog or that we will ultimately recognize the full amount of our funded backlog as of December 25, 2004 that we estimate will be recognized as revenue during fiscal 2005 or thereafter.

Had the acquisition of SEI occurred prior to fiscal year end 2004, our backlog would be approximately $834 million, of which $165.1 million would be funded.

We believe that backlog is not necessarily indicative of the future revenue that we will actually receive from contract awards that are included in calculating our backlog. We assess the potential value of contracts for purposes of backlog based upon several subjective factors. These subjective factors include our judgments regarding historical trends (i.e., how much revenue we have received from similar contracts in the past), competition (i.e., how likely are we to successfully keep all parts of the work to be performed under the contract) and budget availability (i.e., how likely is it that the entire contract will receive the necessary funding). If we do not accurately assess each of these factors, or if we do not include all of the variables that affect the revenue that we recognize from our contracts, the potential value of our contracts, and accordingly, our backlog, will not reflect the actual revenue received from contracts and task orders. As a result, there can be no assurance that we will receive amounts included in our backlog or that monies will be appropriated by Congress or otherwise made available to finance contracts and task orders included in our backlog. Many factors that affect the scheduling of projects could alter the actual timing of revenue on projects included in backlog. There is always the possibility that the contracts could be adjusted or cancelled. We adjust our backlog on a quarterly basis to reflect modifications to or renewals of existing contracts, awards of new contracts or approvals of expenditures. See "Risk Factors—The calculation of our backlog is subject to numerous uncertainties, and we may not receive the full amounts of revenue estimated under the contracts included in our backlog, which could reduce our revenue in future periods."

Competition

We operate in markets that are highly competitive and include a large number of participants. We compete with many companies, both large and small, for our contracts. We do not have a consistent number of competitors against whom we repeatedly compete. If we anticipate that our combined resources may create a competitive advantage, we may team with other companies to perform work under contracts. These and other companies in our market may compete more effectively than we can because they are larger, have greater financial and other resources, have better or more extensive relationships with governmental officials involved in the procurement process and have greater brand or name recognition.

As a result of the diverse requirements of the Federal Government and our commercial clients, we frequently form teams with the companies in our markets in order to compete for large procurements, while bidding against them in other situations.

In each of our practice areas, we generally bid against companies of varying sizes and specialties, from small businesses to multi-billion dollar corporations. Because of the current industry trend toward consolidation, some of these companies may emerge better able to compete with us. Therefore, it is essential that we differentiate ourselves from these companies. We believe that our technical abilities, client relationships, past performance, cost containment, reputation and ability to provide quality personnel give us a strong presence in the markets we serve. In addition, we believe that our culture of respect for and commitment to our clients and business partners greatly aids our business. While we believe these factors help to set us apart from other companies in our markets, we may not be able to continue to maintain our competitive position, as new companies enter the marketplace and alliances and consolidations among competitors emerge. Some companies in our markets have longer operating histories, greater financial and technological capabilities, greater brand or name recognition and/or larger client bases than we have.

Government Contracting and Regulatory Processes

For fiscal 2004, approximately 97% of our revenue was derived from work performed under Federal Government contracts. The government contracting process differs in many ways from commercial contracting, and involves a high degree of Federal Government regulation and oversight.

Historically, agencies of the Federal Government wishing to procure services from contractors have been required to prepare a request for proposal, known as an RFP, or some similar form of solicitation. The RFP is typically an extensive document describing the services desired and the terms and conditions that form the final agreement, including the criteria the soliciting agency will use to select the service provider. Interested parties submit proposals in response to the RFP, which the agency evaluate, often requesting additional information and multiple discussions with offerors prior to final award of the contract.

In recent years, the Federal Government has taken steps to streamline the procurement process. For example, in 1994, the enactment of the Federal Acquisition Streamlining Act of 1994 (FASA 94) made the procurement process substantially faster and less burdensome for companies that secure certain contracts. FASA 94 was the first of several statutory and regulatory changes in recent years that significantly altered government procurement practices by increasing the number and types of procurement contract "vehicles" available to Federal Government clients to satisfy their requirements. Federal Governmental agencies are now more likely to use flexible contract vehicles that permit a number of firms to compete for specific orders. The General Services Administration Multiple Award Schedule Program, or GSA MAS Program, is an example of a flexible contract vehicle employed by the Federal Government. Under the GSA MAS Program, GSA contracts with multiple vendors to provide goods and services, at predetermined prices, to specified authorized buyers. GSA schedules are listings of services and products, along with their respective prices, offered by approved contractors. The schedules are maintained by the GSA for use by any federal agency or other authorized entity. A contractor must successfully complete a pre-qualification process in order to be selected by the GSA for inclusion of the contractor's goods or services on a GSA Schedule. When an agency selects services under a GSA schedule contract, the soliciting agency, or the GSA on its behalf, conducts a bidding process, limited to qualified GSA schedule contractors. The process typically involves substantially less time and cost than the historical, non-GSA bidding process.

In addition to the GSA MAS Program, we also hold other ID/IQ contracts with other individual agencies, which are generally known as task order contracts. These are essentially umbrella contracts that set forth the basic terms and conditions under which the agency may order goods and services from one, and in some cases, more than one, contractor. Contractors undergo a competitive pre-selection process to become eligible to perform work under ID/IQ contracts. A procuring agency then issues task orders for goods or services to be performed or provided under a contract. When task orders are issued under multiple award ID/IQ contracts, each awardee typically has an opportunity to be considered for the task order. The agency desiring contract services may conduct a competition among the interested awardees, resulting in the issuance of a task order to a single contractor. These contracts have increased competition and pricing pressure by concentrating work under fewer contracts, and requiring competition both prior to the initial award of the contract and throughout the term of the contract in order to obtain task orders for the services we provide, requiring that we make sustained post-award marketing efforts to realize revenue under each such contract. Moreover, even if we are qualified to work on a particular new contract or a contract subject to renewal, we might not be awarded business because of the Federal Government's policy and practice of procuring goods and services from multiple contractors in order to maintain a diverse base of contractors. In addition, ID/IQ contracts do not obligate the Federal Government to purchase goods or services above the minimum levels set forth in the contract.

A task order calls for a specific set of services to be delivered by the contractor to a particular client agency. In our experience, the key factors in competing successfully for these task orders are technical merit, cost, relevant past performance considerations and client trust. From time to time we are also party to GWACs, which are ID/IQ contracts that permit the aggregation of multiple agencies' requirements in a single contract, in order to encourage contractors to offer the best possible prices and to reduce the costs associated with multiple acquisitions.

For single-award large scale contracts, such as those targeted by our Major Program initiative, interested contractors submit information indicating their desire to perform the required services. The agency then solicits competitive proposals or bids from qualified contractors by providing them with a formal RFP or similar solicitation. The RFP typically describes the desired services, terms and conditions, and evaluation criteria the agency will use. Offerors then submit proposals in response to the RFP, and the agency evaluates the proposals and makes the award determination. Agencies are encouraged to award contracts on a "best value" basis. This means that the contractor selected for the award should, in the agency's judgment, provide the greatest overall benefit in response to the requirement, including technical merit, cost and relevant past performance considerations. The entire acquisition process can sometimes take a year or more.

The competitive process presents a number of risks, including the following:

- we expend substantial funds, managerial time and effort to prepare bids and proposals for contracts that we may not win;
- we may be unable to estimate accurately the resources and cost that will be required to service any contract we win, which could result in substantial cost overruns; and

- we may encounter expense and delay if our competitors protest or challenge awards of contracts to us in competitive bidding, and any such protest or challenge could result in a requirement to resubmit proposals on modified specifications or in the termination, reduction or modification of the awarded contract.

The government contracts for which we compete typically have multiple year terms, and if we are unable to win a particular contract, we generally will be foreclosed from competing again for that contract until its expiration several years later. In addition, upon the expiration of a contract, if the client requires further services of the type provided by the contract, there is frequently a competitive rebidding process.

Laws and Regulations Affecting Our Business

Federal Government contracts are subject to a number of federal laws and regulations, including the Federal Acquisition Regulation, or FAR, and Cost Accounting Standards. These statutes and regulations contain several rules that may affect us significantly.

The Anti-Deficiency Act prohibits Federal Government employees from committing government funds, by contract or otherwise, in excess or in advance of appropriations, unless authorized by a specific statute. Since Congress usually appropriates funds on a fiscal year basis, many of our contracts are funded by the applicable agency annually as Congress makes appropriations for future fiscal years. In addition, since funds are often allocated to agencies by the Office of Management and Budget, many of our contracts are incrementally funded.

Disappointed bidders and contractors excluded from competing for government contracts and task orders may submit a protest to a contracting officer or the GAO within time limits specified under FAR and GAO bid protest rules. The U.S. Court of Federal Claims also has bid protest jurisdiction. Performance under a contract being protested may be suspended while the protest is pending, and in cases where the contract is found to have been improperly awarded, the contract may be terminated.

Certain FAR clauses, such as the Limitation of Cost and Limitation of Funds clauses, limit the Federal Government's liability for expenditures or obligations beyond those authorized by the applicable contract. In many cases, contracts are awarded for only one year with a number of successive option years (in many cases, four). Agencies are not obligated to exercise these option years, but in our experience most renewal options under our contracts have been exercised. In addition, certain FAR clauses allow the Federal Government to terminate contracts for convenience (i.e., at will), although the Federal Government is obligated to pay for costs incurred.

Larger contracts may also be subject to the Truth in Negotiations Act and Cost Accounting Standards. The Truth in Negotiations Act requires us to provide current, accurate and complete cost or pricing data in connection with the negotiation of a contract, modification or task order that is not subject to full and open competition or other exceptions to the Act. Cost Accounting Standards are applicable to certain contracts and require the contractor to apply consistent accounting practices and comply with specific cost accounting criteria. The FAR "Contract Cost Principles and Procedures" sets forth the rules regarding the allocability and allowability of costs incurred in connection with Federal Government contracts.

The FAR restricts government contractors from participating in procurements when there is an Organizational Conflict of Interest, or OCI, and establishes rules for avoiding, mitigating and neutralizing conflicts of interest in the issuance of contracts by the Federal Government. Virtually all government contracts, including ours, are subject to the OCI rules. An OCI may arise because the nature of the work to be performed by a contractor has the potential, absent some restriction on future activities, to result in an unfair competitive advantage to the contractor or impair the contractor's objectivity in performing the contract or providing assistance or advice to the Federal Government. The government contracting officer is responsible for resolving any significant potential OCIs before a contract award is made. Federal

Government contractors have an obligation to manage and, if necessary, report an OCI to the contracting officer. We have a company-wide policy regarding care in the acceptance of and compliance with contractual OCI provisions, which includes awareness training programs and coordination and reporting systems. We review new contracts and task orders at the time we receive them for potential OCI issues. Accordingly, we believe that as a result of the systems we have in place, our backlog will not be affected by OCI issues.

Our books and records are subject to audit by the Defense Contract Audit Agency, or DCAA, and other governmental audit agencies to ensure that the costs and hourly rates for which we invoice the Federal Government under cost reimbursable and time and materials contracts are in compliance with the Cost Principles, Cost Accounting Standards and FAR invoicing regulations. Each fiscal year, we must submit final cost data to the Federal Government indicating our actual costs incurred for the prior year, exclusive of certain costs that are not recoverable by Federal Government contractors. This data is audited, and subject to adjustments by the auditing agency based upon established guidance, which may affect our recovery on cost reimbursable contracts for prior fiscal years. These audits may also result in assessment of penalties, interest costs and, in extreme cases, debarment. The Federal Government retains a portion of the fee earned by us under cost reimbursable contracts until contract completion and audit by the DCAA. Audits of our business units by the DCAA have been completed for all fiscal years through 2001 without material adjustments. In the opinion of management, the audits for other fiscal years through fiscal year 2004 will not result in adjustments that would have a material adverse effect on our financial position or results of operations; however, future material adjustments are possible.

Our conduct and performance is also subject to the False Claims Act. The False Claims Act prohibits contractors from knowingly submitting false or fraudulent claims to the Federal Government. We have established standards of conduct for our employees and a reporting mechanism that any of our employees can use to report inappropriate or illegal activities.

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, are available free of charge on the Investor Relations section of our website at *www.si-intl.com* as soon as reasonably practicable after we electronically file the material with, or furnish the material to, the Securities and Exchange Commission, or SEC.

You may obtain a printed copy of any of the foregoing materials from us by writing to us at SI International, Inc., 12012 Sunset Hills Road, Suite 800, Reston, Virginia 20190, Attention: Investor Relations.

Risk Factors

Risks Related to Our Industry

We depend on contracts with the Federal Government for most of our revenue, and our business would be seriously harmed if the government ceased doing business with us or significantly decreased the amount of business it does with us.

We derived 96.6% and 93.7% of our total revenue in fiscal 2004 and in fiscal 2003, respectively, from Federal Government contracts, either as a prime contractor or a subcontractor. This includes 52.8% and 54.5% of our total revenue in fiscal 2004 and in fiscal 2003, respectively, that we derived, either as a prime contractor or a subcontractor, from contracts with agencies of the Department of Defense and intelligence community. We expect that we will continue to derive most of our revenue for the foreseeable future from work performed under Federal Government contracts. If we were suspended or otherwise prohibited from contracting with the Federal Government generally, or with any significant agency of the Department of Defense or the intelligence community, or if our reputation or relationship with the Federal Government or any significant agency of the Department of Defense or the intelligence community were impaired, or if any of the foregoing otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects, financial condition and operating results would be materially adversely affected.

Our two largest contracts for fiscal year 2004, in terms of revenues, were the contract with the U.S. Air Force Space Command for communications and computer infrastructure for command and control, information management and intelligence and for surveillance and reconnaissance, or C4I, and the National Visa Center, or NVC, contract with the Department of State. The C4I contract includes the C4I2SR contract that expired in March 2004, and the successor contract known as the C4I2TSR contract that was awarded to us in March 2004. The C4I contract generated 17.3% of our total revenues in fiscal 2004 and 22.1% of our total revenues in fiscal 2003. The NVC contract generated 9.2% of our total revenues in fiscal 2004 and 13.9% of our total revenues in fiscal 2003. The NVC contract is set to expire in March 2005 and aggregate expenditures under this contract are currently capped at $103.7 million. We received a solicitation from the government for the recompetition of the NVC contract during fiscal year 2004, submitted an initial offer and recently a best-and-final offer, and are currently awaiting the award.

As a result of the acquisition of SEI, our second largest contract is with the Department of Homeland Security under a contract known as the Service Center Operations Team, or SCOT, contract. On a pro forma basis, if SEI had been acquired in January 2004, this contract would have represented 11.1% of our total revenues in fiscal 2004. This contract is currently in its fourth year, with a term that, with the Government's exercise of the final option year, would extend through June 2006.

If we fail to win the NVC or SCOT contract recompetes, or any of our other major contracts, our business would be materially and adversely affected.

Our business could be adversely affected by changes in budgetary priorities of the Federal Government.

Because we derive a significant portion of our revenue from contracts with the Federal Government, we believe that the success and development of our business will continue to depend on our successful participation in Federal Government contract programs. Changes in Federal Government budgetary priorities could directly affect our financial performance. A significant decline in government expenditures, a shift of expenditures away from programs that call for the types of services that we provide, or a change in Federal Government contracting policies could cause Federal Governmental agencies to reduce their expenditures under contracts, to exercise their right to terminate contracts at any time without penalty, not to exercise options to extend contracts, or to delay or not enter into new contracts. Any of those actions could seriously harm our business, prospects, financial condition or operating results. Moreover, although our contracts with governmental agencies often contemplate that our services will be performed over a period of several years, Congress usually must approve funds for a given program each government fiscal year and may significantly reduce or eliminate funding for a program. Significant reductions in these appropriations by Congress could have a material adverse effect on our business. Additional factors that could have a serious adverse effect on our Federal Government contracting business include:

- changes in Federal Government programs or requirements;
- budgetary priorities limiting or delaying Federal Government spending generally, or by specific departments or agencies in particular, and changes in fiscal policies or available funding, including potential governmental shutdowns;
- reduction in the Federal Government's use of technology solutions firms; and
- an increase in the number of contracts reserved for small businesses which could result in our inability to compete directly for these prime contracts.

Our contracts with the Federal Government may be terminated or adversely modified prior to completion, which could adversely affect our business.

Federal Government contracts generally contain provisions, and are subject to laws and regulations, that give the Federal Government rights and remedies not typically found in commercial contracts, including provisions permitting the Federal Government to:

- terminate our existing contracts;
- reduce potential future income from our existing contracts;
- modify some of the terms and conditions in our existing contracts;
- suspend or permanently prohibit us from doing business with the Federal Government or with any specific government agency;
- impose fines and penalties;
- subject us to criminal prosecution;
- subject the award of some contracts to protest or challenge by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest or challenge and which may also require the government to solicit new proposals for the contract or result in the termination, reduction or modification of the awarded contract;
- suspend work under existing multiple year contracts and related task orders if the necessary funds are not appropriated by Congress;
- decline to exercise an option to extend an existing multiple year contract; and
- claim rights in technologies and systems invented, developed or produced by us.

The Federal Government may terminate a contract with us either "for convenience" (for instance, due to a change in its perceived needs or its desire to consolidate work under another contract) or if we default by failing to perform under the contract. If the Federal Government terminates a contract with us for convenience, we generally would be entitled to recover only our incurred or committed costs, settlement expenses and profit on the work completed prior to termination. If the Federal Government terminates a contract with us based upon our default, we generally would be denied any recovery for undelivered work, and instead may be liable for excess costs incurred by the Federal Government in procuring undelivered items from an alternative source and other damages as authorized by law. As is common with government contractors, we have experienced and continue to experience occasional performance issues under some of our contracts. We may in the future receive show-cause or cure notices under contracts that, if not addressed to the Federal Government's satisfaction, could give the government the right to terminate those contracts for default or to cease procuring our services under those contracts.

Our Federal Government contracts typically have terms of one or more base years and one or more option years. Many of the option periods cover more than half of the contract's potential term. Federal governmental agencies generally have the right not to exercise options to extend a contract. A decision to terminate or not to exercise options to extend our existing contracts could have a material adverse effect on our business, prospects, financial condition and results of operations.

Certain of our Federal Government contracts also contain "organizational conflict of interest" clauses that could limit our ability to compete for certain related follow-on contracts. For example, when we work on the design of a particular solution, we may be precluded from competing for the contract to install that solution. While we actively monitor our contracts to avoid these conflicts, we cannot guarantee that we will be able to avoid all organizational conflict of interest issues.

If we fail to establish and maintain important relationships with government entities and agencies, our ability to successfully bid for new business may be adversely affected.

To develop new business opportunities, we primarily rely on establishing and maintaining relationships with various government entities and agencies. We may be unable to successfully maintain our relationships with government entities and agencies, and any failure to do so could materially adversely affect our ability to compete successfully for new business.

We derive significant revenue from contracts and task orders awarded through a competitive acquisition process. If we are unable to win new awards or successfully compete for renewal contracts, our business and prospects may be adversely affected.

A significant number of our contracts and task orders with the Federal Government are awarded through a competitive process. We expect that much of the business that we will seek in the foreseeable future will continue to be awarded through competitive bidding of new contracts and task orders and contracts subject to renewal. Recently, members of Congress and administration officials have authorized changes to the procurement process intended to increase competition among suppliers to the Federal Government. Budgetary pressures and reforms in the procurement process have caused many Federal Government clients to increasingly purchase goods and services through ID/IQ, contracts, including GSA contracts, and other GWACs. These contracts have increased competition and pricing pressure by concentrating work under fewer contracts, and requiring competition both prior to the initial award of the contract and throughout the term of the contract in order to obtain task orders for the services we provide, requiring that we make sustained post-award marketing efforts to realize revenue under each such contract. These contracts generally approve particular contractors to provide specified goods and services to the applicable governmental agency but generally do not obligate the agency to purchase any particular amount of goods or services. To procure goods or services under the contract, the agency generally awards task orders to perform specified services or to supply specified goods pursuant to competition among approved contractors. Thus, the existence of a contract does not ensure future revenue; rather, the contract merely provides us the opportunity to compete for additional work. An agency may administer an ID/IQ contract in which it procures goods and services for itself. Under the same contract, other federal agencies may also procure goods and services. These contracts are known as GWACs. When multiple prime contractors hold GWACs for the same goods and services, all of them are eligible to supply goods and services under the contract. As a result, qualified contractors often compete with each other to obtain task orders under a GWAC. Similarly, GSA contracts, including contracts commonly known as GSA Schedule contracts, are procurement contracts administered by the GSA on behalf of the entire Federal

Government. Like many other ID/IQ contracts, multiple contractors may be awarded GSA contracts for the same goods and services. As a result, an agency may procure goods and services from any contractor awarded the GSA contract at the prices and on the terms stated in the contract. Moreover, even if we are highly qualified to work on a particular new contract or a contract subject to renewal, we might not be awarded business because of the Federal Government's policy and practice of procuring goods and services from multiple contractors in order to maintain a diverse base of contractors.

The competitive process presents a number of risks, including the following:

- we expend substantial funds, managerial time and effort to prepare bids and proposals for contracts that we may not win;
- we may be unable to estimate accurately the resources and cost that will be required to service any contract we win, which could result in substantial cost overruns; and
- we may encounter expense and delay if our competitors protest or challenge awards of contracts to us in competitive bidding, and any such protest or challenge could result in a requirement to resubmit proposals on modified specifications or in the termination, reduction or modification of the awarded contract.

The government contracts for which we compete typically have multiple year terms, and if we are unable to win a particular contract, we generally will be foreclosed from competing again for that contract until its expiration several years later. If we are unable to win new contract awards, our business and prospects will be adversely affected. In addition, upon the expiration of a contract, if the client requires further services of the type provided by the contract, there is frequently a competitive rebidding process. Approximately 19% of our revenue recognized during fiscal 2004 was derived from contracts that we expected to become subject to recompetition bids prior to the end of government fiscal 2005 (ending September 30, 2005). There can be no assurance that we will win any particular bid or recompetition bid, or that we will be able to replace business lost upon expiration or completion of a contract, and the termination or nonrenewal of any of our significant contracts or a substantial portion of our other contracts could materially adversely affect our operating results.

Our business may suffer if our facilities or our employees are unable to obtain or retain the security clearances or other qualifications needed to perform services for our clients.

Many of our Federal Government contracts require employees and facilities used in specific engagements to hold security clearances and to clear agency checks and Defense Security Service checks. Many of our contracts require us to employ personnel with specified levels of education, work experience and security clearances. Depending on the level of clearance, security clearances can be difficult and time-consuming to obtain. If our employees or our facilities lose or are unable to obtain necessary security clearances or successfully clear necessary agency or Defense Security Service checks, we may not be able to win new business and our existing clients could terminate their contracts with us or decide not to renew them. To the extent we cannot obtain or maintain the security clearances necessary for our facilities or our employees working on a particular contract or to the extent our facilities or our employees do not successfully clear necessary agency checks or Defense Security Service checks, we may not derive the revenue anticipated from the contract, and our operating results could be materially adversely affected.

We must comply with a variety of laws, regulations and procedures and our failure to comply could harm our operating results.

We must observe laws and regulations relating to the formation, administration and performance of Federal Government contracts which affect how we do business with our clients and impose added costs on our business. For example, the Federal Acquisition Regulation and the industrial security regulations of the Department of Defense and related laws include provisions that:

- allow our Federal Government clients to terminate or not renew our contracts if we come under foreign ownership, control or influence;
- require us to disclose and certify cost and pricing data in connection with contract negotiations;
- require us to prevent unauthorized access to classified information; and
- require us to comply with laws and regulations intended to promote various social or economic goals.

We are subject to industrial security regulations of the Department of Defense and other federal agencies that are designed to safeguard against foreigners' access to classified information. If we were to come under foreign ownership, control or influence, we could lose our facility security clearances, which could result in our Federal Government customers terminating or deciding not to renew our contracts, and could impair our ability to obtain new contracts.

In addition, our employees often must comply with procedures required by the specific agency for which work is being performed, such as time recordation or prohibition on removal of materials from a location.

Our failure to comply with applicable laws, regulations or procedures, including federal procurement regulations and regulations regarding the protection of classified information, could result in contract termination, loss of security clearances, suspension or prohibition from contracting with the Federal Government, civil fines and damages and criminal prosecution and penalties, any of which could materially adversely affect our business.

The Federal Government may revise its procurement or other practices in a manner adverse to us.

The Federal Government may revise its procurement practices or adopt new contracting rules and regulations, such as cost accounting standards. It could also adopt new contracting methods relating to GSA contracts, GWACs or other government-wide contracts, or adopt new standards for contract awards intended to achieve certain social or other policy objectives, such as establishing new set-aside programs for small or minority-owned businesses. In addition, the Federal Government may face restrictions from new legislation or regulations, as well as pressure from government employees and their unions, on the nature and amount of services the Federal Government may obtain from private contractors. These changes could impair our ability to obtain new contracts or contracts under which we currently perform when those contracts are put up for recompetition bids. Any new contracting methods could be costly or administratively difficult for us to implement, and, as a result, could harm our operating results. For example, the Truthfulness, Responsibility and Accountability in Contracting Act, proposed in 2001, would have limited and severely delayed the Federal Government's ability to use private service contractors. Although this proposal was not enacted, it or similar legislation could be proposed at any time. Any reduction in the Federal Government's use of private contractors to provide federal information technology services could materially adversely impact our business.

Our contracts and administrative processes and systems are subject to audits and cost adjustments by the Federal Government, which could reduce our revenue, disrupt our business or otherwise adversely affect our results of operations.

Federal governmental agencies, including the DCAA, routinely audit and investigate government contracts and government contractors' administrative processes and systems. These agencies review our performance on contracts, pricing practices and cost structure. They also review our compliance with applicable laws, government regulations, policies and standards and the adequacy of our internal control systems and policies, including our purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, and any such costs already reimbursed must be refunded. Moreover, if any of our administrative processes and systems are found not to comply with the applicable requirements, we may be subjected to increased government scrutiny or required to obtain additional governmental approvals that could delay or otherwise adversely affect our ability to compete for or perform contracts. Therefore, an unfavorable outcome to an audit by the DCAA or another government agency, such as the Defense Security Service, or DSS, which verifies security compliance, could materially adversely affect our competitive position and result in a substantial reduction of our revenues. If a government investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with the Federal Government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

Failure to maintain strong relationships with other government contractors could result in a decline in our revenue.

We derived 19.4% of our total revenue in fiscal 2004 and 15.7% of our total revenue in fiscal 2003 from contracts under which we acted as a subcontractor or from "teaming" arrangements in which we and other contractors bid together on particular contracts or programs. As a subcontractor or team member, we often lack control over fulfillment of a contract, and poor performance on the contract could tarnish our reputation, even when we perform as required. We expect to continue to depend on relationships with other contractors for a portion of our revenue in the foreseeable future. Moreover, our revenue and operating results could be materially adversely affected if any prime contractor or teammate chooses to offer a client services of the type that we provide or if any prime contractor or teammate teams with other companies to independently provide those services.

The calculation of our backlog is subject to numerous uncertainties, and we may not receive the full amounts of revenue estimated under the contracts included in our backlog, which could reduce our revenue in future periods.

Backlog is our estimate of the amount of revenue we expect to realize over the remaining life of the awarded contracts and task orders we have in hand as of the measurement date. Our total backlog consists of funded and unfunded backlog. We define funded backlog as estimated future revenues under government contracts and task orders for which funding has been appropriated by Congress and authorized for expenditure by the applicable agency under our contracts, plus estimated future revenues we expect to receive under signed purchase orders with commercial clients. Unfunded backlog is the difference between total backlog and funded backlog. Unfunded backlog reflects our estimate of future revenues under awarded government contracts and task orders for which either funding has not been appropriated or expenditures have not been authorized. Our total backlog does not include estimates of revenue from GWAC or GSA schedules beyond contract or task order awards, but our unfunded backlog does include estimates of revenue beyond contract or task order awards for other types of ID/IQ contracts, including our C4I2SR contract with the U.S. Air Force Space Command.

The calculation of backlog is highly subjective and is subject to numerous uncertainties and estimates, and there can be no assurance that we will in fact receive the amounts we have included in our backlog. Our assessment of a contract's potential value is based upon factors such as historical trends, competition and budget availability. In the case of contracts which may be renewed at the option of the applicable agency, we generally calculate backlog by assuming that the agency will exercise all of its renewal options; however, the applicable agency may elect not to exercise its renewal options. In addition, federal contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under a contract may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contract. Our estimate of the portion of backlog from which we expect to recognize revenues in fiscal 2005 or any future period is likely to be inaccurate because the receipt and timing of any of these revenues is dependent upon subsequent appropriation and allocation of funding and is subject to various contingencies, such as timing of task orders, many of which are beyond our control. In addition, we may never receive revenues from some of the engagements that are included in our backlog and this risk is greater with respect to unfunded backlog. The actual receipt of revenues on engagements included in backlog may never occur or may change because a program schedule could change, the program could be canceled, the governmental agency could elect not to exercise renewal options under a contract or could select other contractors to perform services, or a contract could be reduced, modified or terminated. We adjust our backlog on a quarterly basis to reflect modifications to or renewals of existing contracts or task orders, awards of new contracts or task orders, or approvals of expenditures. Additionally, the maximum contract value specified under a government contract or task order awarded to us is not necessarily indicative of the revenues that we will realize under that contract. We also derive revenues from ID/IQ contracts, which typically do not require the government to purchase a specific amount of goods or services under the contract other than a minimum quantity which is generally very small. If we fail to realize revenue included in our backlog, our revenues and operating results for the then current fiscal year as well as future reporting periods could be materially adversely affected.

Loss of our GSA contracts or GWACs would impair our ability to attract new business.

We are a prime contractor under several GSA contracts and GWAC schedule contracts. We believe that our ability to continue to provide services under these contracts will continue to be important to our business because of the multiple opportunities for new engagements each contract provides. If we were to lose our position as prime contractor on one or more of these contracts, we could lose substantial revenues and our operating results could suffer. GSA contracts and other GWACs typically have a one or two-year initial term with multiple options exercisable at the government client's discretion to extend the contract for one or more years. We cannot be assured that our government clients will continue to exercise the options remaining on our current contracts, nor can we be assured that our future clients will exercise options on any contracts we may receive in the future.

Risks Associated with International Operations.

Our international business exposes us to additional risks including exchange rate fluctuations, foreign tax and legal regulations and political or economic instability that could materially adversely affect our operating results.

In connection with our international operations (including international operations under U.S. government contracts), we are subject to risks associated with operating in and selling to foreign countries, including:

- devaluations and fluctuations in currency exchange rates;
- changes in or interpretations of foreign regulations that may adversely affect our ability to sell all of our products or repatriate profits to the United States;
- imposition of limitations on conversions of foreign currencies into dollars;
- imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures;
- compliance with the local labor laws of the countries in which we operate;

- hyperinflation or political instability in foreign countries;
- potential personal injury to our personnel who may be exposed to military conflict situations in foreign countries;
- imposition or increase of investment and other restrictions or requirements by foreign governments; and
- U.S. arms export control regulations and policies, which govern our ability to supply foreign affiliates and customers.

Although our international operations are not currently substantial, to the extent we expand our international operations, these and other risks associated with international operations are likely to increase. Although such risks have not harmed our operating results in the past, no assurance can be given that such risks will not materially adversely affect our operating results in the future.

If subcontractors on our prime contracts are able to secure positions as prime contractors, we may lose revenue.

For each of the past several years, as the GSA schedule contracts and GWACs have increasingly been used as contract vehicles, we have received substantial revenue from government clients relating to work performed by other information technology providers acting as subcontractors to us. In some cases, companies that have not held GSA schedule contracts or secured positions as prime contractors on GWACs have approached us in our capacity as a prime contractor, seeking to perform services as our subcontractor for a government client. Some of these providers that are currently acting as subcontractors to us may in the future secure positions as prime contractors. If one or more of our current subcontractors are awarded prime contractor status in the future, it could reduce or eliminate our revenue for the work they were performing as subcontractors to us. Revenue derived from work performed by our subcontractors represented approximately 16% and 13%, respectively of our revenue for each of fiscal 2004 and 2003.

Risks Related to Our Business

We may lose money or generate less than anticipated profits if we do not accurately estimate the cost of our performance under fixed price or time and materials contracts.

Some of our contracts require that we perform on a fixed price basis. We derived 22.9% of our total revenue in fiscal 2004 and 26.6% of our total revenue in fiscal 2003 from fixed price contracts. A fixed price contract generally provides that we will receive a specified price for our performance under the contract, regardless of the cost to us of such performance. This requires that we accurately estimate the cost that we will incur to perform our obligations under any contract at the time that we submit our proposal to the applicable government agency. When making proposals for engagements on a fixed price basis, we rely on our estimates of costs and timing for completing the projects. These estimates are subject to numerous variables and uncertainties, and there can be no assurance that the costs of performing under any fixed price contract will not exceed, perhaps substantially, our estimates. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed price contracts, including costs and delays caused by factors outside our control, could make these contracts less profitable than anticipated or could cause us to incur losses, which could be substantial, on these contracts. In the past, we have from time to time incurred losses on some fixed price contracts and our profits on some fixed price contracts have been less than anticipated. Our operating results could be materially adversely affected if the actual costs of performing under these contracts exceed our estimates.

Many of our contracts are performed on a time and materials basis. A time and materials contract typically provides that we are paid a fixed hourly rate for direct labor costs expended and reimbursed for allowable materials, costs and expenses. We derived 46.5% of our total revenues in fiscal 2004 and 35.1% of our total revenues for fiscal 2003 from time and materials contracts. While time and materials contracts are generally subject to less uncertainty than fixed price contracts, to the extent that our actual labor costs are higher than the contract rates, we may lose money on the contract.

Our margins and operating results may suffer if cost reimbursable contracts increase as a percentage of our total government contracts.

In general, cost reimbursable contracts are the least profitable of our government contracts. Our cost reimbursable contracts generally provide for reimbursement of costs, which are determined to be reasonable, allowable and allocable to the contract, as well as payment of a fee representing the profit margin negotiated between us and the contracting agency, which may be fixed or performance based. Our time and materials contracts generally are more profitable than our cost reimbursable contracts. Cost reimbursable contracts contributed 30.6% and 38.3% of our total revenues in fiscal 2004 and fiscal 2003, respectively. To the extent that cost reimbursable contracts represent an increased proportion of our total government contracts, our operating results could be materially adversely affected.

Our markets are highly competitive, and many of the companies we compete against have substantially greater resources.

We operate in highly competitive markets that include a large number of participants and involve intense competition to win contracts. Many of our competitors may compete more effectively than we can because they are larger, have greater financial and other resources, have better or more extensive relationships with government officials involved in the procurement process and have greater brand or name recognition. In order to stay competitive in our industry, we must attract and retain the highly skilled employees necessary to provide our services and keep pace with changing technologies and client preferences. In addition, some of our competitors have established alliances or strategic relationships among themselves or with third parties in order to increase their ability to address client needs. As a result, new competitors or alliances among competitors may emerge and compete more effectively than we can. There is also a significant industry trend towards consolidation which may result in the emergence of larger companies that may be better able to compete with us. If we are unable to compete effectively, our business could be materially adversely affected.

Our failure to attract and retain qualified employees, including our executive and senior management team, may adversely affect our business.

Our continued success depends to a substantial degree on our ability to recruit and retain the technically skilled personnel we need to serve our clients effectively. Our business involves the development of tailored technology solutions for our clients, a process that relies heavily upon the expertise and services of our employees. Competition for skilled personnel in the information technology services industry is intense, and technology service companies often experience high attrition among their skilled employees. Recruiting and training these employees require substantial resources. Our failure to attract and retain technical personnel could increase our costs of performing our contracts, reduce our ability to meet our clients' needs, limit our ability to win new business and constrain our ability to grow.

Certain types of services are subject to the Service Contract Act and the Davis-Bacon Act. These Acts require that the contractor pay to all personnel assigned to the contract at least the prevailing wage and fringe benefits, as established by and in accordance with the regulations promulgated by the U.S. Department of Labor. We have an established policy pursuant to which we evaluate RFP's that include Service Contract Act and Davis-Bacon Act requirements and, in the event of an award to us, ensure our compliance with these requirements.

The Company may be affected by intellectual property infringement claims.

The Company's business operations may rely on intellectual property. The Company's employees develop some of the software solutions and other forms of intellectual property that the Company uses to provide information technology solutions to its customers, but it also may license technology from other entities. Typically, under federal government contracts, the Company's government customers may claim rights in the intellectual property the Company develops, making it impossible for the Company to prevent their future use of the Company's intellectual property. The Company is and may in the future be subject to claims from its employees or third parties who assert that software solutions and other forms of intellectual property that the Company used in delivering services and solutions to the Company's customers infringe upon intellectual property rights of such employees or third parties. If the Company's vendors, the Company's employees or third parties assert claims that the Company or the Company's customers are infringing on their intellectual property, the Company could incur substantial costs to defend these claims. In addition, if any of these infringement claims are ultimately successful, the Company could be required to:

- cease selling or using products or services that incorporate the challenged software or technology;
- obtain a license or additional licenses; or
- redesign the Company's products and services that rely on the challenged software or technology.

Employees

As of December 25, 2004, we had approximately 2,000 employees. With the closing of the SEI acquisition on February 9, 2005, we have over 3,700 employees. We have no unionized employees and do not have any collective bargaining agreements. However, current contracts or contracts that we may pursue contracts may require us to have unionized employees. We believe we have a good relationship with our employees.

In addition to attracting and retaining qualified technical personnel, we believe that our success will depend on the continued employment of our executive and senior management team and its ability to generate new business and execute projects successfully. We believe that the personal reputations of our management team members and the business relationships between individual members of our management team and governmental officials involved in the procurement process and related areas are critical elements of obtaining and maintaining client engagements in our industry, particularly with agencies performing classified operations. To create and maintain these client relationships, identify potential business opportunities and establish our reputation among our current and potential clients, we depend on our senior management team. The loss of any of our senior executives could cause us to lose client relationships or new business opportunities, which could materially adversely affect our business.

A substantial majority of our historical growth has been due to acquisitions and we may have difficulty identifying and executing future acquisitions on favorable terms, which may adversely affect our results of operations and stock price.

A substantial majority of our historical growth was the result of acquisitions, and the selective pursuit of acquisitions remains one of our key growth strategies. We cannot assure you that we will be able to identify and execute suitable acquisitions in the future on terms that are favorable to us, or at all.

We may encounter other risks in executing our acquisition strategy, including:

- increased competition for acquisitions which may increase the price of our acquisitions; and
- our failure to discover material liabilities during the due diligence process, including the failure of prior owners of any acquired businesses or their employees to comply with applicable laws or

regulations such as the Federal Acquisition Regulation and health, safety, employment and environmental laws, or their failure to fulfill their contractual obligations to the Federal Government or other clients.

In connection with any future acquisitions, we may decide to consolidate the operations of any acquired business with our existing operations or to make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions and, in the event that any goodwill resulting from present or future acquisitions is found to be impaired, by goodwill impairment charges. As of December 25, 2004, we had approximately $120.7 million of goodwill resulting from acquisitions on our balance sheet and, to the extent we make future acquisitions, the amount of goodwill could increase, perhaps substantially. Any of the businesses we acquire may also have liabilities or adverse operating issues.

In addition, our ability to make future acquisitions may require us to obtain additional financing and we may be materially adversely affected if we cannot obtain additional financing for any future acquisitions. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions and the issuance of common stock to acquire other businesses could be dilutive to our stockholders. To the extent that we use borrowings to acquire other businesses, our debt service obligations could increase substantially and relevant debt instruments may, among other things, impose additional restrictions on our operations, require us to comply with additional financial covenants or require us to pledge additional assets to secure our borrowings.

We may have difficulty integrating the operations of any companies we acquire, which may adversely affect our results of operations.

The success of our acquisition strategy will depend upon our ability to successfully integrate any businesses we may acquire in the future. The integration of these businesses into our operations may result in unforeseen events or operating difficulties, absorb significant management attention and require significant financial resources that would otherwise be available for the ongoing development of our business. These integration difficulties could include the integration of personnel with disparate business backgrounds, the transition to new information systems, coordination of geographically dispersed organizations, loss of key employees of acquired companies and reconciliation of different corporate cultures. For these or other reasons, we may be unable to retain key clients or to retain or renew contracts of acquired companies. Moreover, any acquired business may fail to generate the revenue or net income we expected or produce the efficiencies or cost-savings that we anticipated. Any of these outcomes could materially adversely affect our operating results.

If we are unable to manage our growth, our business may be adversely affected.

Sustaining our growth has placed significant demands on our management, as well as on our administrative, operational and financial resources. If we continue to grow, we must improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to do so, or if new systems that we implement to assist in managing any future growth do not produce the expected benefits, our business, prospects, financial condition or operating results could be materially adversely affected.

Systems failures may disrupt our business and have an adverse effect on our results of operations.

Any systems failures, including failure of network, software or hardware systems, whether caused by us, a third-party service provider, unauthorized intruders and hackers, computer viruses, natural disasters, power shortages or terrorist attacks, could cause loss of data and interruptions or delays in our business or that of our clients. In addition, the failure or disruption of mail, communications or utilities could cause us to interrupt or suspend our operations or otherwise harm our business. Our property and business interruption insurance may be inadequate to compensate us for losses that may occur as a result of any system or operational failure or disruption, and insurance to cover these types of risks may not be available in the future on terms that we consider acceptable, if at all.

The systems and networks that we maintain for our clients, although redundant in their design, could also fail. If a system or network we maintain were to fail or experience service interruptions, we might experience loss of revenue or face claims for damages or contract termination. Our liability insurance may be inadequate to compensate us for damages that we might incur and liability insurance to cover these types of risks may not be available in the future on terms that we consider acceptable, or at all.

If our subcontractors fail to perform their contractual obligations, our performance as a prime contractor and our ability to obtain future business could be materially and adversely impacted.

Approximately 19% and 16%, respectively, of our total revenue in each of fiscal 2004 and fiscal 2003 was generated by work performed by subcontractors who perform a portion of the work we are obligated to deliver to our clients. A failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially and adversely affect our ability to perform our obligations as a prime contractor. In extreme cases, a subcontractor's performance deficiency could result in the Federal Government terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders.

Our indebtedness and debt service obligations may increase substantially and we will be subject to restriction under debt instruments.

As of December 25, 2004, we had $29 million of debt outstanding under our credit facility that was restructured contemporaneously with the closing of our acquisition of Matcom on January 21, 2004. Contemporaneously with the closing of our acquisition of SEI on February 9, 2005, we amended and restructured our prior credit facility and increased our borrowing capacity to $160 million, which is comprised of a $60 million five-year revolving credit facility and a $100 million six-year term loan facility. Borrowings available under our amended credit facility were used as part of the acquisitions of Bridge Technology and SEI. In addition, the amended and restructured credit facility provides that up to an additional $75 million in uncommitted incremental term loan funds are available to us upon our request at any time for up to two years from one or more of the lenders under the credit facility. We had approximately $100 million of debt outstanding debt under our credit facility at February 9, 2005 and following the closing of our acquisition of SEI. Following the acquisition of SEI, our outstanding debt increased to $100 million. Our leverage may increase as a result of any future acquisitions and, accordingly, the amount of our indebtedness will likely increase, perhaps substantially.

Our indebtedness could have significant negative consequences, including:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing;
- requiring that a substantial portion of our cash flow from operations be applied to pay our debt service obligations, thus reducing cash available for other purposes;
- limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and

- placing us at a possible disadvantage compared to our competitors with less leverage or better access to capital.

Our credit facility bears interest at variable rates based upon prevailing market interest rates, which exposes us to the risk of increased interest rates. Also, our credit facility requires that we comply with various financial covenants and impose restrictions on us, including restrictions on, among other things, our ability to incur additional indebtedness or liens, make acquisitions and pay dividends on our capital stock.

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance, our debt will depend primarily on our future performance, which to a certain extent is subject to the economic, financial, competitive and other factors beyond our control. There can be no assurance that our business will continue to generate sufficient cash flow from operations in the future to service our debt or meet our other cash needs. If we are unable to generate this cash flow from our business, we may be required to refinance all or a portion of our existing debt, sell assets or obtain additional financing to meet our debt obligations and other cash needs. We cannot assure you that any such refinancing, sale of assets or additional financing would be possible on terms that we would find acceptable.

If we fail to comply with the financial covenants in our new credit facility, our lenders may exercise remedies, including requiring immediate repayment of all outstanding amounts. The financial covenants in our new credit facility following the acquisition of SEI include the following:

- a leverage ratio that requires us to maintain a ratio of funded debt to consolidated EBITDA for such period, on a consolidated basis for the twelve month period ending on the last day of any fiscal quarter, of no more than 3.50 to 1.00 through June 30, 2006, 3.25 to 1.00 from July 1, 2006 through June 29, 2007, 3.00 to 1.00 from June 30, 2007 through June 27, 2008, and 2.75 to 1.00 from June 28, 2008 and thereafter;

- a fixed charge coverage ratio that requires us to maintain a ratio, on a consolidated basis for the twelve month period ending on the last day of any fiscal quarter, of (i) consolidated EBITDA less consolidated capital expenditures for such period, to (ii) the sum of consolidated interest expense plus scheduled funded debt payments plus cash taxes for such period, of greater than or equal to 1.25 to 1.00; and

- the amount of consolidated capital expenditures made in cash during any fiscal year is limited to 2.00% of consolidated gross revenues plus the unused portion on consolidated capital expenditures that would have been permitted in the previous fiscal year in an amount not to exceed $1,000,000.

The borrowings and other amounts due under our new credit facility are secured by substantially all of our current and future tangible and intangible assets, including accounts receivable, inventory and capital stock of our existing or future subsidiaries. Our ability to obtain other debt financing may therefore be adversely affected because the lenders under our new credit facility will have a prior lien on our assets to secure amounts we owe to them. In addition, upon the occurrence of specified events of default under the new credit facility, the lenders would be entitled to demand immediate repayment of all borrowings and other amounts outstanding under the facility and to realize upon the collateral pledged under the facility to satisfy our obligations to them.

The credit facility also requires us to comply with certain covenants, including, among others, provisions:

- relating to the maintenance of our assets securing the debt;

- restricting our ability to pledge assets or create other liens;

- restricting our ability to incur additional debt beyond certain levels and in certain circumstances;

- restricting our ability to make certain distributions, investments and restricted payments, including dividend payments on our equity securities;
- restricting our ability to alter the conduct of our business or corporate existence;
- restricting our ability to amend, modify, cancel, terminate or fail to renew material contracts;
- restricting our ability to enter into transactions with affiliates;
- restricting our ability to consolidate, merge, or sell our assets;
- restricting our ability to purchase property or assets other than in the ordinary course of business; and
- restricting our ability to amend, modify or change our organizational documents, including our charter and bylaws.

Risks Related to Our Common Stock and any Offering Made Pursuant to a Registration Statement

Ownership of our stock is concentrated and this small group of stockholders may exercise substantial control over our actions.

Based on shares outstanding as of December 24, 2004, investment partnerships and a limited liability company managed by Frontenac Company beneficially own approximately 11.9% of our outstanding common stock, and our officers and directors beneficially own, in the aggregate, approximately 16.6% of our outstanding stock. Subsequent to the close of our fiscal year 2004, Frontenac distributed shares held by its fund to its limited partners. As a result of and immediately following this distribution, Frontenac beneficially owned approximately 6.0% of our outstanding stock, and our officers and directors beneficially owned, in the aggregate, approximately 10.7%. The percentage of our shares owned by our directors and officers as set forth in the preceding sentence includes the shares owned by partnerships and a limited liability company managed by Frontenac Company because two of our directors are affiliates of Frontenac Company and are therefore deemed to beneficially own those shares. These stockholders, if acting together, have the ability to substantially influence the election of directors and other corporate actions. In addition, these partnerships and this limited liability company, if acting together, also have the ability to substantially influence the election of directors and other corporate actions. This concentration of ownership may also have the effect of delaying or preventing a change in our control.

Our management could apply the proceeds of any offering made pursuant to a registration statement to uses that do not increase our market value or improve our operating results.

We intend to apply the net proceeds from any offering made pursuant to a registration statement to repay debt, to acquire other business and technologies and for working capital and other general corporate purposes. We have not reserved or allocated the net proceeds for any specific purpose, and we cannot state with certainty how our management will use the net proceeds. Accordingly, our management will have considerable discretion in applying the net proceeds. We may use the net proceeds for purposes that do not result in any increase in our market value or improve our results of operations.

Provisions of our charter and bylaws and Delaware law make a takeover of our company more difficult.

Our basic corporate documents and Delaware law contain provisions that might enable our management to resist an attempt to take over our company. For example, our board of directors can issue shares of common stock and preferred stock without stockholder approval, and the board could issue stock to dilute and adversely affect various rights of a potential acquiror. Other provisions of our charter and bylaws that could deter or prevent a third party from acquiring us include:

- the division of our board of directors into three separate classes serving staggered three-year terms;
- the absence of cumulative voting in the election of our directors, which means that the holders of a majority of the voting power of our outstanding capital stock have the power to elect all of our directors;
- limitations on the ability of our stockholders to remove directors and the provisions requiring that vacancies in our board of directors must be filled by the remaining directors;
- prohibitions on our stockholders from acting by written consent or calling special meetings; and
- procedures for advance notification of stockholder nominations.

We are subject to Section 203 of the Delaware General Corporation Law that, subject to exceptions, would prohibit us from engaging in any business combination with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder.

The board could use these and other provisions to discourage, delay or prevent a change in the control of our company or a change in our management. These provisions might also discourage, delay or prevent an acquisition of our company at a price that you may find attractive. These provisions could also make it more difficult for you and our other stockholders to elect directors and take other corporate actions and could limit the price that investors might be willing to pay for shares of our common stock.

Future sales of shares of our common stock and the resulting dilution that would occur with such sales could cause the market price of our common stock to decline.

Sales of a substantial number of shares of common stock in the public market in the course of any offering made pursuant to a registration statement, including any subsequent registration statement, or the perception that such sales could occur, could materially adversely affect the market price of our common stock and make it more difficult for us to sell equity securities in the future at a time and price we deem appropriate. As of March 4, 2005, we had 11,062,075 shares of common stock outstanding.

Item 2. Properties: As of December 25, 2004, we leased 25 offices and 2 warehouse at various U.S. locations for an aggregate of approximately 381,823 square feet in 15 states and the District of Columbia, of which we sublease approximately 27,090 square feet to third parties. Following the acquisition of SEI on February 9, 2005, our leased space consists of 28 offices and 3 warehouses at various U.S. locations for an aggregate of approximately 536,263 square feet in 15 states and the District of Columbia, of which we sublease approximately 27,090 square feet to third parties.

Our corporate offices are located at 12012 Sunset Hills Road, Reston, Virginia in approximately 68,000 square feet of leased space. Our other major offices are located in Colorado Springs, Colorado and Rockville, Maryland. Our Colorado Springs properties consist of approximately 68,000 square feet under a lease that expires in November 2005 and approximately 35,000 square feet under a lease that expires in April 2006. Our Rockville office consists of approximately 24,000 square feet under a lease expiring in November 2011. Our Arlington office consists of approximately 14,100 square feet under a lease that expires in December 2012. In addition, we have employees who work on engagements at other smaller operating locations around the United States. We have entered into agreements with a real estate developer for the development of a build-to-suit facility in Colorado Springs, Colorado to replace our two existing leased facilities, which we expect to open in 2006 and which we anticipate will provide approximately 90,000 square feet of office and warehouse space to support our operations and the operations of our customers. These agreements afford us the option to exercise rights to develop additional space at the same location.

All of our offices are in new, or reasonably modern, well-maintained buildings. The facilities are substantially utilized and are adequate for present operations. We do not own any real estate or improvements.

Item 3. Legal Proceedings: From time to time, the Company is involved in litigation, claims and disputes that arise in the ordinary course of its business. In addition, the Company is subject to audit, review, and investigation by various agencies of the Federal government to determine compliance with applicable federal statutes and regulations. As a Federal government contractor, the Company is subject to audit by certain federal agencies to determine if the Company's performance and administration of its government contracts are compliant with contractual requirements and applicable federal statutes and regulations. While the Company cannot predict the ultimate outcome of legal proceedings, government audits, investigations, claims and disputes to which it is or may be subject, the Company currently believes, based upon information available to us as of the date of this filing, that any ultimate liability arising out of these matters will not have a material adverse effect on our financial position, results of operations, or cash flows.

Item 4. Submission of Matters To a Vote of Security Holders: The Company had no matters submitted to stockholders for their consideration during the fourth quarter ended December 25, 2004.

PART II

Item 5. Market for the Company's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities: Since November 12, 2002, SI International's common stock has been publicly traded on the Nasdaq National Market under the symbol "SINT." Prior to November 12, 2002, SI International's common stock was not publicly traded. The high and low sales prices of SI International's common stock for the time period indicated below, as reported by the Nasdaq National Market, were:

	High	Low
Year ended December 27, 2003:		
First Quarter	$12.38	$ 6.75
Second Quarter	$13.23	$ 7.47
Third Quarter	$19.89	$12.45
Fourth Quarter	$20.90	$14.25
Year ended December 25, 2004:		
First Quarter	$24.70	$16.25
Second Quarter	$28.77	$20.90
Third Quarter	$24.70	$16.93
Fourth Quarter	$32.64	$20.68

As of March 4, 2005, there were approximately 85 holders of record of SI International's common stock. As of March 4, 2005, the closing price of SI International's common stock was $25.29.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain earnings, if any, to support our growth strategy and do not anticipate paying cash dividends in the foreseeable future.

Item 6. Selected Financial Data: The selected financial data presented below for our 2004, 2003, and 2002 fiscal years are derived from our audited consolidated financial statements included in this Form 10-K. The selected financial data presented below for our 2001 and 2000 fiscal years are derived from our audited consolidated financial statements not included in this Form 10-K. You should read the selected financial data presented below in conjunction with the consolidated financial statements, the notes to the consolidated financial statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K. Our fiscal year is based on the calendar year and ends each year on the Saturday closest to December 31 of that year. All fiscal years shown below include 52 weeks.

	Fiscal Year SI International, Inc.				
	2004	2003	2002	2001	2000
	(dollars in thousands, except per share data)				
Statement of Operations Data:					
Revenue	$262,306	$168,287	$149,351	$146,583	$120,580
Costs and expenses:					
Direct costs	166,774	101,940	91,240	87,071	71,868
Indirect costs	71,917	51,569	49,404	49,495	40,509
Depreciation	2,231	2,009	1,988	1,653	992
Amortization	648	—	—	3,586	3,088
Total operating expenses	241,570	155,518	142,632	141,805	116,457
Income from operations	20,736	12,769	6,719	4,778	4,123
Other income (expense)	(1)	—	—	—	(157)
Interest expense	(2,760)	(606)	(3,319)	(3,451)	(4,023)
Minority interests	—	—	(118)	(144)	—
Change in fair value of put warrants	—	—	640	(1,255)	(265)
Income (loss) before provision for income taxes	17,975	12,163	3,922	(72)	(322)
Provision for income taxes	7,098	4,784	1,439	657	424
Net income	10,877	7,379	2,483	(729)	(746)
Dividends on redeemable cumulative preferred stock	—	—	1,954	2,052	1,505
Net income (loss) attributable to common stockholders	$ 10,877	$ 7,379	$ 529	$ (2,781)	$ (2,251)
Earnings (loss) per common share:					
Basic earnings (loss) per share	$ 1.20	$ 0.87	$ 0.16	$ (1.06)	$ (0.86)
Diluted earnings (loss) per share	1.14	0.87	(0.03)	(1.06)	(0.86)
Balance Sheet Data (at period end):					
Cash and cash equivalents	$ 5,754	$ 23,252	$ 10,856	$ 470	$ 198
Working capital	21,927	39,708	29,937	16,103	9,599
Total assets	212,107	106,627	92,315	80,461	82,970
Total debt, including capital lease obligations	29,291	530	658	40,082	39,595
Total stockholders' equity (deficit)	145,070	81,547	73,977	(2,431)	350
Other Financial Data:					
EBITDA(1)	$ 23,615	$ 14,778	$ 8,707	$ 10,017	$ 8,046
Capital expenditures	1,225	1,291	1,653	2,577	1,884
Net cash provided by (used in) operations	(515)	16,079	5,680	1,697	(874)
Net cash used in investing activities	(96,755)	(1,291)	(1,653)	(2,577)	(36,215)
Net cash provided by (used in) financing activities	79,772	(2,392)	6,359	1,152	37,069

(1) EBITDA is defined as GAAP net income (loss) plus other expense (income), interest expense, income taxes, depreciation and amortization, change in the value of put warrants and minority interest.

(2) EBITDA as calculated by us may be calculated differently than EBITDA for other companies. We have provided EBITDA because we believe it is a commonly used measure of financial performance in comparable companies and is provided to help investors evaluate companies on a consistent basis, as well as to enhance an understanding of our operating results. EBITDA should not be construed as either:

- an alternative to net income (loss), as an indicator of our operating performance; or
- as an alternative to cash flows as a measure of liquidity.

Reconciliation of Net Income to EBITDA is as follows:

	2004	2003	2002	2001	2000
Net income	$10,877	$ 7,379	$2,483	$ (729)	$ (746)
Other expense (income)	1	—	—	—	—
Interest expense	2,760	606	3,319	3,451	4,023
Minority interest	—	—	118	144	—
Change in fair value of put warrants	—	—	(640)	1,255	265
Provision for income taxes	7,098	4,784	1,439	657	424
Depreciation	2,231	2,009	1,988	1,653	992
Amortization	648	—	—	3,586	3,088
EBITDA	$23,615	$14,778	$8,707	$10,017	$8,046

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: *The following discussion and analysis should be read in conjunction with the "Selected Consolidated Financial Data" and the consolidated financial statements and related notes included elsewhere in this Form 10-K. This discussion and analysis contains forward-looking statements that involve known and unknown risks, uncertainties, and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. In particular, statements that we make in this section relating to the sufficiency of anticipated sources of capital to meet our cash requirements are forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including as a result of some of the factors described below, in "Item 1-Business-Risk Factors" and elsewhere in this Form 10-K. You should not place undue reliance on these forward-looking statements, which apply only as of the date of the filing of this Form 10-K.*

Backlog is our estimate of the amount of future revenue we expect to realize over the remaining life of awarded contracts and task orders as of the measurement date. Accordingly, all statements regarding the amount of our backlog are forward-looking statements and are subject to the risks and uncertainties referred to above and elsewhere in this Form 10-K.

Our fiscal year is based on a calendar year and ends each year on the Saturday closest to December 31 of that year. As a result, our fiscal year may be comprised of 52 or 53 weeks. Our 2004, 2003 and 2002 fiscal years each had 52 weeks. Our 2005 fiscal year will have 53 weeks.

Overview

During the past year, SI International experienced growth in our four key focus areas: Defense Transformation, Homeland Defense, Federal IT Modernization, and Mission-Critical Outsourcing. In terms of customer concentration, the Department of Defense has continued to grow more rapidly than other customers. This can be attributed to two primary factors that have yielded an overall increase in spending by the Department of Defense during fiscal year 2004: the DoD budget was approved well before its civilian budget counterparts, and the push for defense transformation has resulted in mission critical work, the completion of which is considered imperative by the Federal Government. The early approval of the DoD budget was a catalyst for early adoption of defense appropriation legislation and a smooth allocation of the associated funding. This process has allowed our customers to effectively execute their IT and network solution plans. This pattern has occurred in each of the past two years and appears to be a trend that will continue for the next three to five years.

Virtually all of the DoD efforts in which SI International is engaged either directly support or are closely related to DoD Transformation goals. However, we will continue to segment our focus areas in terms of Homeland Defense, Federal IT Modernization, Mission-Critical Outsourcing, and Defense Transformation. It is important that we reflect our customer's evolving priorities through our characterization of the programs in each focus area.

We are, first and foremost, a provider of information technology and network solutions to the Federal Government. Our clients include the U.S. Air Force Space Command, U.S. Army, the Department of State, the Department of Homeland Security, and the defense intelligence community. The addition of Matcom has allowed us to continue to support our existing customer base, while strengthening our position with the US Army, US Navy, US Air Force Electronic Systems Center, and US Department of Agriculture, and opening new client relationships with the Federal Retirement Thrift Investment Board, and National Institutes of Health. We combine our technology and industry expertise to provide a full spectrum of state-of-the-practice solutions and services, from design and development to implementation and operations, which assist our clients in achieving mission success.

Because we acquired Bridge Technology on December 20, 2004, the acquisition had a negligible effect on the Company's fiscal 2004 results. Going forward, we expect that the addition of Bridge Technology, and the more recent acquisition of SEI, which closed on February 9, 2005, will have a significant impact on SI International as we continue to focus on the high growth areas within the federal government. The establishment of a Director of National Intelligence and the focus on the war on terror, place increasing demands on the contractor community to support our country's national intelligence assets. Our mission aligns closely with the mission of the Department of Homeland Security, for which the President has proposed a 2006 budget increase of over 24% to meet the vital needs of this department. Bridge Technology brings a focus on the defense intelligence agencies that will provide us with a vantage point from which we can grow our intelligence business as we better support our customers' growing requirements. We believe that SEI will provide a stronger base of business supporting Homeland Security in areas that will benefit from the increased government spending.

In fiscal 2004 and fiscal 2003, we received 96.6% and 93.7%, respectively, of our revenues from services we provided to various departments and agencies of the Federal Government, both directly and through other prime contractors, and 3.4% and 6.3%, respectively, of our total revenues from work performed for commercial entities. The following table shows our revenues from the client groups listed as a percentage of total revenue. Revenue data for the Department of Defense includes revenue generated from work performed under engagements for both the Department of Defense and the intelligence community.

	Fiscal Year		
	2004	2003	2002
Department of Defense	52.8%	54.5%	49.0%
Federal civilian agencies	43.8%	39.2%	43.9%
Commercial entities	3.4%	6.3%	7.1%
Total revenue	100.0%	100.0%	100.0%

While a substantial percentage of the revenues of Bridge Technology are attributable to the Department of Defense or defense intelligence agencies, a far larger percentage of the revenues of SEI are attributable to the federal civilian agencies. As a result and based upon the size of SEI relative to Bridge Technology, we believe that the percentage of our revenues attributable to the Department of Defense should decrease, the percentage of our revenue attributable to federal civilian agencies should increase, and the percentage of our revenue attributable to commercial entities, including international operations, should decrease marginally.

We have derived a substantial majority of our revenues from governmental contracts under which we act as a prime contractor. We also provide services indirectly as a subcontractor. The following table shows our revenues as prime contractor and as subcontractor as a percentage of our total revenue for the following periods:

	Fiscal Year		
	2004	2003	2002
Prime contract revenue	80.6%	84.3%	82.9%
Subcontract revenue	19.4%	15.7%	17.1%
Total revenue	100.0%	100.0%	100.0%

As a result of the acquisition of Bridge Technologies and SEI, we believe the percentage of our prime contract revenue may decrease.

Our services are provided under three types of contracts: cost reimbursable, time and materials and fixed price contracts. The following table shows our revenues from each of these types of contracts as a percentage of our total revenue for the following periods:

	Fiscal Year		
	2004	2003	2002
Cost reimbursable	30.6%	38.3%	40.6%
Time and materials	46.5%	35.1%	42.1%
Fixed price	22.9%	26.6%	17.3%
Total	100.0%	100.0%	100.0%

As a result of the acquisition of Bridge Technology and SEI, we anticipate that during fiscal year 2005 that the percentage of our revenue attributable to time and materials contracts may increase marginally, that the percentage of our revenue attributable to fixed price contracts may increase meaningfully, and that the percentage of our revenue attributable to cost reimbursable contracts may decrease meaningfully.

Under cost reimbursable contracts, we are reimbursed for costs that are determined to be reasonable, allowable and allocable to the contract, and paid a fee representing the profit margin negotiated between us and the contracting agency, which may be fixed or performance based. Under cost reimbursable contracts we recognize revenues and an estimate of applicable fees earned as costs are incurred. We consider fixed fees under cost reimbursable contracts to be earned in proportion to the allowable costs incurred in performance of the contract. For performance-based fees under cost reimbursable contracts, we recognize the relevant portion of the expected fee to be awarded by the client at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the client regarding performance. In general, cost reimbursable contracts are the least profitable of our government contracts.

Under time and materials contracts, we are reimbursed for labor at fixed hourly rates and generally reimbursed separately for allowable materials, costs and expenses. To the extent that our actual labor costs under a time and materials contract are higher or lower than the billing rates under the contract, our profit under the contract may either be greater or less than we anticipated or we may suffer a loss under the contract. We recognize revenues under time and materials contracts by multiplying the number of direct labor hours expended by the contract billing rates and adding the effect of other billable direct costs. In general, we realize a higher profit margin on work performed under time and materials contracts than cost reimbursable contracts.

Under fixed price contracts, we perform specific tasks for a fixed price. Compared to cost reimbursable and time and materials contracts, fixed price contracts generally offer higher profit margin opportunities but involve greater financial risk because we bear the impact of cost overruns in return for the full benefit of any cost savings. We generally do not undertake complex, high-risk work, such as long-term software development, under fixed price terms. Fixed price contracts may include either a product delivery or specific service performance over a defined period. Revenue on fixed price contracts that provide for the Company to render services throughout a period is recognized as earned according to contract terms as the service is provided on a proportionate performance basis. While a substantial number of these contracts are generally less than six months in duration, we have several multi-year contracts of this type in which the customer has the option to extend the contractual term beyond the current term.

If we anticipate a loss on a contract, we provide for the full amount of anticipated loss at the time of that determination.

Our most significant expense is direct cost, which consists primarily of direct labor costs for program personnel and direct expenses incurred to complete contracts, including cost of materials and subcontract efforts. Our ability to predict accurately the number and types of personnel, their salaries, and other costs, can have a significant impact on our direct cost.

The allowability of certain direct and indirect costs in federal contracts is subject to audit by the client, usually through the DCAA. Certain indirect costs are charged to contracts and paid by the client using provisional, or estimated, indirect rates, which are subject to later revision, based on the government audits of those costs.

Approximately 19% of our revenue recognized during fiscal 2004 was derived from contracts that we expect will become subject to competitive bids prior to the end of government fiscal 2005. As a result of the acquisition of Bridge Technology and SEI, we believe the percentage of our revenue subject to competitive bids prior to the end of the government fiscal year will increase. We actively monitor our relationships with our clients during our engagements, as well as the quality of the service we provide, to assist in our efforts to win recompetition bids. In addition, we strive to maintain good relationships with a wide variety of government contractors.

Recent Events

On February 9, 2005, we completed the purchase of SEI. SEI is a provider of critical business process outsourcing primarily for the Department of Homeland Security. SEI's services include: data and records management; applications processing; file and mail management; analytical support services; and secure optical card processing at one of the largest facilities of its kind.

Under the terms of the definitive stock purchase agreement, we acquired SEI for $75 million in cash, subject to certain adjustments relating to the level of working capital. The transaction was funded through cash-on-hand and borrowings from a new $160 million credit facility. The purchase price is subject to adjustment as a result of certain tax elections, which we may make at any time from the date of closing, February 9, 2005, and for a period of up to nine (9) months thereafter.. The definitive stock purchase agreement also provides that the SEI stockholders will retain certain non-operating assets and contingent accounts receivable. We expect the acquisition to be accretive to earnings. SEI's trailing twelve months revenue ended September 30, 2004 was approximately $73.9 million.

SEI has approximately 1,700 employees, over 99% of which hold security clearances.

On December 20, 2004 we completed the purchase of Bridge Technology Corporation, a provider of information technology and information management. The acquisition supports our strategic growth plan to broaden our customer base with the intelligence agencies, and strengthen our portfolio of mission-critical solutions. Under the terms of the agreement, we acquired Bridge Technology for $30 million in cash.

The transaction was funded through cash-on-hand and borrowings under the Company's credit facility. We expect the acquisition to be accretive to earnings.

As a result of our acquisition of Bridge Technology, we gained approximately 140 additional employees, about 90% of which hold security clearances.

On January 21, 2004, we completed the purchase of Matcom, a provider of information technology, systems engineering, logistics, and training. The acquisition supports our strategic growth plan to expand into new vertical markets and enhance the portfolio of capabilities it provides to the Federal Government. Under the terms of the merger agreement, we acquired Matcom for $65.8 million in cash. The transaction also included an earnout provision of $7.9 million in the form of subordinated notes of SI International if

Matcom achieves certain short-term revenue objectives. The transaction was funded through cash-on-hand and borrowings under our credit facility.

As a result of these acquisitions, we gained over 2,400 additional employees and increased our leased space to 28 offices and 3 warehouses at various U.S. locations for an aggregate of approximately 536,263 square feet in 15 states and the District of Columbia, (including 5 offices totaling approximately 27,090 square feet) that are sub-leased through the remaining term of our primary leases).

On October 6, 2004, the Company completed its secondary offering which raised $51.2 million (after offering costs) cash through the sale of 2,520,000 shares of common stock.

Results of Operations

The following table sets forth certain items from our consolidated statements of operations as a % of revenues for the periods indicated.

	Fiscal Year		
	2004	2003	2002
Revenue	100.0%	100.0%	100.0%
Costs and expenses:			
Direct costs	63.6	60.6	61.1
Indirect costs	27.4	30.6	33.1
Depreciation	0.9	1.2	1.3
Amortization	0.2	0.0	0.0
Total operating expenses	92.1	92.4	95.5
Income from operations	7.9	7.6	4.5
Interest expense	(1.1)	(0.4)	(2.2)
Minority interests	0.0	0.0	(0.1)
Change in fair value of put warrants	0.0	0.0	0.4
Income (loss) before provision for income taxes	6.8	7.2	2.6
Provision for income taxes	2.7	2.8	1.0
Net income (loss)	4.1%	4.4%	1.6%

Fiscal year 2004 compared with fiscal year 2003

Revenue. For the fiscal year ended December 25, 2004, our revenues increased 55.9% to $262.3 million from $168.3 million for the same period in 2003. Revenues from work under Federal Government contracts increased 60.7% to $253.4 million from $157.7 million for the same period in 2003. This increase was attributable to federal business acquired, new contract awards, successful recompetition wins on existing programs and growth within existing programs in our four focus areas: Federal IT Modernization, Defense Transformation, Homeland Defense, and Mission-Critical Outsourcing. Commercial and other revenues decreased 16.0% to $8.9 million in 2004 from $10.6 million in 2003. This decrease was attributable to our continued focus on opportunities for the Federal Government.

Direct costs. Direct costs include direct labor and other direct costs such as materials and subcontracts. Generally, changes in direct costs are correlated to changes in revenue as resources are consumed in the production of that revenue. For fiscal 2004, direct costs increased 63.6% to $166.8 million from $101.9 million for fiscal 2003. This increase was attributable primarily to the increase in revenue. As a percentage of revenue, direct costs were 63.6% for fiscal 2004 as compared to 60.6% for fiscal 2003.

Indirect costs. Indirect costs include facilities, selling, bid and proposal, indirect labor, fringe benefits and other discretionary costs. For fiscal 2004, indirect costs increased 39.5% to $71.9 million from $51.6 million for the same period in 2003. This $20.3 million increase was primarily attributable to the expected growth of support functions necessary to facilitate and administer the growth in direct costs.

Depreciation and Amortization. For fiscal 2004, depreciation and amortization increased by 11.0% to $2.2 million from $2.0 million for the same period in 2003. This increase was attributed primarily to increased capital expenditures and the acquisition of Matcom. As a percentage of revenue, depreciation was 0.9% for fiscal 2004 as compared to 1.2% for the same period in fiscal 2003.

Amortization of Intangible Assets. Amortization of intangible assets includes the amortization of intangible assets acquired in connection with the acquisitions in accordance with SFAS 142, Goodwill and Other Intangible Assets. We discontinued the amortization of goodwill effective December 30, 2001. Accordingly, there was no amortization of goodwill for the fiscal years ended December 25, 2004 and December 27, 2003. For the fiscal year ended December 25, 2004, we amortized $0.6 million of intangible assets which we capitalized in connection with the acquisition of Matcom. There was no amortization of intangible assets for the fiscal year ended December 27, 2003.

Income from operations. For fiscal 2004, income from operations increased 62.4% to $20.7 million from $12.8 million for the same period in 2003. This increase was attributable primarily to the increase in revenue. As a percentage of revenue, income from operations was 7.9% for fiscal 2004 as compared to 7.6% in fiscal 2003. We anticipate continued improvement in our operating margin.

Interest expense. For fiscal 2004, interest expense increased 355.4% to $2.8 million from $0.6 million for the same period in 2003. This increase was attributable primarily to the borrowing of debt subsequent to the acquisition of Matcom. As a percentage of revenue, interest expense was 1.1% for fiscal 2004 as compared to 0.4% for the same period in fiscal 2003. We anticipate an increase in interest expense in fiscal year 2005 due to amounts borrowed under our current credit facility, which was made in connection with the acquisition of SEI. Interest expense included $1,000,000 and $379,000 of amortization and write-off of deferred financing costs during fiscal 2004 and fiscal 2003.

Provision for income taxes. The provision for income tax was $7.1 million in fiscal 2004, compared to a provision of $4.8 million for the comparable period in 2003. Our fiscal year 2004 tax provision represents an effective tax rate of 39.5%. Our fiscal 2003 tax provision represents an effective tax rate of 39.3%. Our effective tax rate is greater than the federal statutory rate of 34% due primarily to state income tax rates and certain nondeductible expenses.

Fiscal year 2003 compared with fiscal year 2002

Revenue. For the fiscal year ended December 27, 2003, our revenues increased 12.7% to $168.3 million from $149.4 million for the same period in 2002. Revenues from work under Federal Government contracts increased 13.6% to $157.7 million from $138.8 million for the same period in 2002. This increase was attributable to new contract awards, successful recompetition wins on existing programs and growth within existing programs in our four focus areas: Federal IT Modernization, Defense Transformation, Homeland Defense, and Mission-Critical Outsourcing. Commercial and other revenues decreased 0.9% to $10.6 million in 2003 from $10.6 million in 2002. This decrease was attributable to our continued focus on opportunities for the Federal Government.

Direct costs. Direct costs include direct labor and other direct costs such as materials and subcontracts. Generally, changes in direct costs are correlated to changes in revenue as resources are consumed in the production of that revenue. For fiscal 2003, direct costs increased 11.7% to $101.9 million from $91.2 million for fiscal 2002. This increase was attributable primarily to the increase in revenue. As a percentage of revenue, direct costs were 60.6% for fiscal 2003 as compared to 61.1% for fiscal 2002.

Indirect costs. Indirect costs include facilities, selling, bid and proposal, indirect labor, fringe benefits and other discretionary costs. For fiscal 2003, indirect costs increased 4.4% to $51.6 million from $49.4 million for the same period in 2002. This $2.2 million increase was primarily attributable to the expected growth of support functions necessary to facilitate and administer the growth in direct costs.

Depreciation. For fiscal 2003, depreciation increased by 1.1% to $2.01 million from $1.99 million for the same period in 2002. As a percentage of revenue, depreciation was 1.2% for fiscal 2003 as compared to 1.3% for the same period in fiscal 2002.

Amortization. In compliance with SFAS 142, Goodwill and Other Intangible Assets, we discontinued the amortization of goodwill effective December 30, 2001. Accordingly, there was no amortization of goodwill for the fiscal years ended December 27, 2003 and December 28, 2002.

Income from operations. For fiscal 2003, income from operations increased 90.0% to $12.8 million from $6.7 million for the same period in 2002. This increase was attributable primarily to the decrease of both direct and indirect costs as a percentage of revenue. As a percentage of revenue, income from operations was 7.6% for fiscal 2003 as compared to 4.5% in fiscal 2002.

Interest expense. For fiscal 2003, interest expense declined 81.7% to $0.6 million from $3.3 million for the same period in 2002. This decline was attributable primarily to the repayment of debt following our initial public offering in November 2002. As a percentage of revenue, interest expense was 0.4% for fiscal 2003 as compared to 2.2% for the same period in fiscal 2002.

Provision for income taxes. The provision for income tax was $4.8 million in fiscal 2003, compared to a provision of $1.4 million for the comparable period in 2001. Our fiscal year 2003 tax provision represents an effective tax rate of 39.3%. Our fiscal 2002 tax provision represents an effective tax rate of 36.7%. Our effective tax rate is greater than the federal statutory rate of 34% due primarily to state income tax rates.

Dividends. For fiscal year 2003, dividends on cumulative preferred stock decreased to $0.0 from $2.0 million for fiscal year 2002. This decrease was attributable to the conversion of preferred stock to common stock on November 12, 2002 in connection with our initial public offering.

Supplemental Quarterly Information

The following table sets forth quarterly unaudited consolidated financial data for the fiscal quarters of 2004 and 2003, expressed in dollars and as a percentage of total revenues for the respective periods. We believe that this unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for each period. All of the fiscal quarters reflected in the following table had thirteen weeks. Some unevenness of revenue from quarter to quarter exists primarily because of the timing of purchases of materials necessary to perform certain obligations under our C4I2SR contract with U.S. Air Force Space Command.

	Fiscal Year 2004				Fiscal Year 2003			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(dollars in thousands)							
Revenue	$55,970	$63,814	$72,926	$69,596	$41,324	$40,724	$42,082	$44,157
Costs and expenses:								
Direct costs	33,529	38,801	49,106	45,339	25,026	24,264	25,837	26,813
Indirect costs	17,309	19,049	17,615	17,943	13,163	13,167	12,318	12,921
Depreciation	589	598	516	527	512	486	497	514
Amortization	113	192	171	171				
Total operating expenses	51,540	58,640	67,408	63,980	38,701	37,917	38,652	40,248
Income (loss) from operations	4,430	5,174	5,518	5,616	2,623	2,807	3,430	3,909
Other income (expense)			(62)	61				
Interest expense	(534)	(738)	(693)	(796)	(162)	(146)	(161)	(137)
Provision (benefit) for income taxes	1,539	1,752	1,881	1,926	973	1,052	1,290	1,470
Net income (loss)	$ 2,357	$ 2,684	$ 2,882	$ 2,955	$ 1,488	$ 1,609	$ 1,979	$ 2,302
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:								
Direct costs	59.9	60.8	67.2	65.1	60.6	59.6	61.3	60.7
Indirect costs	30.9	29.9	24.2	25.8	31.9	32.3	29.3	29.3
Depreciation	1.1	0.9	0.7	0.8	1.2	1.2	1.2	1.2
Amortization	0.2	0.3	0.2	0.2	—	—	—	—
Total operating expenses	92.1	91.9	92.3	91.9	93.7	93.1	91.8	91.2
Income (loss) from operations	7.9	8.1	7.7	8.1	6.3	6.9	8.2	8.8
Other income (expense)			(0.1)	0.1				
Interest expense	(1.0)	(1.2)	(1.0)	(1.1)	(0.4)	(0.4)	(0.4)	(0.3)
Provision (benefit) for income taxes	2.7	2.7	2.6	2.8	2.3	2.6	3.1	3.3
Net income (loss)	4.2%	4.2%	4.0%	4.3%	3.6%	3.9%	4.7%	5.2%

Liquidity and Capital Resources

Our primary liquidity needs are the financing of working capital, capital expenditures and acquisitions. We have historically relied primarily on cash flow from operations, borrowings under our credit facility and from some of our stockholders and the sale of common and preferred stock to provide for our cash needs. In connection with the acquisition of SEI which closed on February 9, 2005, the Company amended its credit facility to increase borrowing capacity from $80 million to $160 million and to extend the term to February 9, 2011. The Company used approximately $75 million from cash-on-hand and the amended credit facility to acquire SEI .

Net cash used in operations was $0.5 million for fiscal 2004, compared with net cash provided by operations of $16.1 million for fiscal 2003, and $5.7 million for fiscal 2002. Cash used in operations in fiscal 2004 was attributable to an increase in working capital of $18.3 million, partially offset by net income of $10.9 million plus depreciation, amortization and other non-cash items of $6.9 million. Cash provided by operations in fiscal 2003 was attributable to net income of $7.4 million plus depreciation, amortization and other non-cash items of $2.8 million and a decrease in working capital of $5.9 million. Cash provided by operations in fiscal 2002 was attributable to net income of $2.5 million plus depreciation, amortization and other non-cash items of $2.3 million and a decrease in working capital of $0.9 million.

Cash used in investing activities was $96.8 million for fiscal 2004, $1.3 million for fiscal 2003, and $1.7 million for fiscal 2002. In fiscal 2004, we paid $66.1 million and $29.5 million, respectively, for Matcom and Bridge acquisitions, and purchased capital assets for $1.2 million. In fiscal 2003 we invested $1.3 million in capital assets. In fiscal 2002 we invested $1.7 million in capital assets. Investments in capital assets are comprised primarily of computer and office equipment and furniture and fixtures.

Cash provided by financing activities was $79.8 million in fiscal 2004. Cash used in financing activities was $2.4 million in fiscal 2003. Cash provided by financing activities was $6.4 million for fiscal 2002. Cash provided by financing activities for fiscal year 2004 was attributable to proceeds of $51.2 million from issuance of common stock from our secondary common stock offering, proceeds of $30.0 million from our term loan with Wachovia, proceeds of $29.0 million from borrowings on our line of credit, and proceeds of $0.9 million from the exercise of stock options. Cash provided by financing activities was partially offset by the repayment of $30.0 million for our term loan with Wachovia, payment of debt issuance fees of $1.2 million, and repayments of capital lease obligations of $0.1 million. Cash used in financing activities for fiscal year 2003 was attributable to repayments of bank overdrafts of $2.2 million, $0.1 million partial repayment of an outstanding note from the acquisition of Systems Technology Associates, and payments for our capital leases of $0.1million, partially offset by proceeds from the exercise of stock options of $0.1 million. Cash provided by financing activities for fiscal year 2002 was attributable to the proceeds from issuances of common stock of $47.1 million and the issuance of exchangeable notes in the amount of $4.3 million to the unit holders of SI International, L.L.C., offset by the repayment of all debt in the amount of $43.4 million, the repurchase of warrants held by the bank in the amount of $1.4 million and payments on our long term capital leases of $0.2 million.

Cash and cash equivalents as of the end of fiscal 2004, fiscal 2003, and fiscal 2002 were $5.8 million, $23.3 million, and $10.9 million, respectively.

Financial data for all of our subsidiaries are included in our consolidated financial statements.

Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 25, 2004 are as follows (in thousands):

	Payment due by period				
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital Lease	367	132	189	46	—
Operating Lease	43,050	7,275	11,469	10,914	13,392
Total	**43,417**	**7,407**	**11,658**	**10,960**	**13,392**

Purchase obligations related to existing contracts are with the Federal Government and, in the event any contracts are terminated, we would have the ability to submit a termination claim for outstanding purchases.

In connection with our acquisition of SEI, we borrowed $100 million in long-term debt which will be repaid in twenty-three consecutive quarterly payments of $250,000 each, starting from June 30, 2005 through December 31, 2010, and a final payment of $94 million on February 9, 2011.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to our accompanying consolidated financial statements. We consider the accounting policies related to revenue recognition to be critical to the understanding of our results of operations. Our critical accounting policies also include the areas where we have made what we consider to be particularly difficult, subjective or complex judgments in making estimates, and where these estimates can significantly impact our financial results under different assumptions and conditions. We prepare our financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results could be different from these estimates.

Revenue Recognition

The Company recognizes revenue under its contracts when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred, and collectibility of the contract price is considered probable and can be reasonably estimated. Revenue is earned under cost reimbursable, time and materials and fixed price contracts. Direct contract costs are expensed as incurred.

Under cost reimbursable contracts, the Company is reimbursed for allowable costs, and paid a fee, which may be fixed or performance-based. Revenues on cost reimbursable contracts are recognized as costs are incurred plus an estimate of applicable fees earned. The Company considers fixed fees under cost reimbursable contracts to be earned in proportion of the allowable costs incurred in performance of the contract. For cost reimbursable contracts that include performance based fee incentives, the Company recognizes the relevant portion of the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as the Company's prior award experience and communications with the customer regarding performance.

Revenue on time and materials contracts are recognized based on direct labor hours expended at contract billing rates and adding other billable direct costs.

Fixed price contracts may include either a product delivery or specific service performance throughout a period. For fixed price contracts that are based on unit pricing, the Company recognizes revenue for the number of units delivered in any given fiscal period. For fixed price contracts that are based on the proportionate performance method and involve a specified number of similar acts, the Company recognizes revenue based on the proportion of those acts completed compared to the number of total specified acts required by the contract. For fixed price contracts that are based on the proportionate performance method and involve a specified number of defined but not similar acts, the Company recognizes revenue based on the proportion of the project's percentage total costs incurred compared to the estimated total costs associated with the entire transaction. For fixed price contracts that provide for the delivery of a specific product with related customer acceptance provisions, revenues and associated contract costs are recognized upon product delivery and customer acceptance.

The Company's contracts with agencies of the government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the contract as the services are provided. In evaluating the probability of funding for purposes of assessing collectibility of the contract price, the Company considers its previous experiences with its customers, communications with its customers regarding funding status, and the Company's knowledge of available funding for the contract or program. If funding is not assessed as probable, revenue recognition is deferred until realization is deemed probable.

Contract revenue recognition inherently involves estimation, including the contemplated level of effort to accomplish the tasks under contract, the cost of the effort, and an ongoing assessment of progress toward completing the contract. From time to time, as part of the normal management processes, facts develop that require revisions to estimated total costs or revenues expected. The cumulative impact of any revisions to estimates and the full impact of anticipated losses on any type of contract are recognized in the period in which they become known.

The allowability of certain costs under government contracts is subject to audit by the government. Certain indirect costs are charged to contracts using provisional or estimated indirect rates, which are subject to later revision based on government audits of those costs. Management is of the opinion that costs subsequently disallowed, if any, would not be significant.

Stock Based Compensation

We account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the exercise price of the related option. We have adopted the annual disclosure provisions of SFAS No. 148 in our financial reports for the year ended December 31, 2003. The disclosures determine compensation cost for the Company's stock options based on SFAS No. 123, which reflects the fair value of each option estimated on the date of grant using the Black-Scholes option-pricing model.

In December 2004, the FASB issued FASB Statement No. 123(R) (revised 2004), *Share Based Payment.* Statement 123(R) addressesthe accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Statement 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. The revised Statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB Opinion No. 25, *Accounting for Stock Issued to Employees*, which was permitted under Statement 123, as originally issued. The revised Statement requires entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements. Statement 123(R) is effective for the Company after June 15, 2005. All public companies must use either the modified prospective or the modified retrospective transition method. We are currently evaluating the impact of adoption of this pronouncement, which must be adopted in the third quarter of fiscal year 2005.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Historically, our investment positions have been relatively small and short-term in nature. We have typically made investments in a fund with an effective average maturity of fewer than 40 days having a portfolio make-up consisting primarily of commercial paper and notes and variable rate instruments, and to a much smaller extent overnight securities and bank instruments. Since our initial public offering, the board of directors approved an investment policy that requires we invest in relatively short-term, high quality, and high liquidity obligations.

Item 8. Financial Statements and Supplementary Data.

The consolidated financial statements of SI International, Inc. are submitted on pages F-1 through F-23 of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Quarterly Assessment. The Company carried out an assessment as of December 27, 2004 of the effectiveness of the design and operation of its disclosure controls and procedures and its internal control over financial reporting. This assessment was done under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer. Rules adopted by the SEC require that the Company present the conclusions of the Company's Chief Executive Officer and Chief Financial Officer about the effectiveness of the Company's disclosure controls and procedures and the conclusions of the Company's management about the effectiveness of its internal control over financial reporting as of the end of the period covered by this Annual Report on Form 10-K.

CEO and CFO Certifications. Included as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K are forms of "Certification" of the Company's Chief Executive Officer and Chief Financial Officer. The forms of Certification are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. This section of the Annual Report on Form 10-K that you are currently reading is the information concerning the assessment referred to in the Section 302 certifications and this information should be read in conjunction with the Section 302 certifications for a more complete understanding of the topics presented.

Disclosure Controls and Procedures and Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in our reports filed or submitted under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed by, or under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management or the Company's Board of Directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material adverse effect on the Company's financial statements.

Limitations on the Effectiveness of Controls. Management, including the Company's Chief Executive Officer and Chief Financial Officer, do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no assessment of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Assessments. The assessment by the Company's Chief Executive Officer and Chief Financial Officer of the Company's disclosure controls and procedures and the assessment by the Company's management of the Company's internal control over financial reporting included a review of procedures and discussions with [the Company's Disclosure Control Committee] and others in the Company. In the course of the assessments, management sought to identify data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. Management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework to assess the effectiveness of the Company's internal control over financial reporting.

The Company's internal control over financial reporting is also assessed on an ongoing basis by management and other personnel in the Company's Accounting and Internal Audit departments. Management's annual assessment of the Company's internal control over financial reporting is audited by the Company's independent registered public accounting firm. We consider the results of these various assessment activities as we monitor the Company's disclosure controls and procedures and internal control over financial reporting and when deciding to make modifications as necessary. Management's intent in this regard is that the disclosure controls and procedures and the internal control over financial reporting will be maintained and updated (including with improvements and corrections) as conditions warrant. Among other matters, management sought in its assessment to determine whether there were any "material weaknesses" in the Company's internal control over financial reporting, or whether management had identified any acts of fraud involving senior management, management, or other personnel who have a significant role in the Company's internal control over financial reporting. This information was important both for the assessment generally and because the Section 302 certifications require that the Company's Chief Executive Officer and Chief Financial Officer disclose that information to the Audit Committee of the Company's Board of Directors and to the Company's independent auditors and to report on related matters in this section of the Annual Report on Form 10-K. In the Public Company Accounting Oversight Board's Auditing Standard No. 2, a "material weakness" is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A "significant deficiency" is defined as a "control deficiency," or a combination of control deficiencies, that adversely affects the ability to initiate, authorize, record, process or report external financial data reliably in accordance with GAAP such that there is more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will not be prevented or detected. A "control deficiency" exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. Management also sought to deal with other control matters in the assessment, and in each case if a problem was identified, management considered what revision, improvement and/or correction was necessary to be made in accordance with the Company's on-going procedures.

Evaluation of Disclosure Controls and Procedures. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.

Management's Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 25, 2004 based upon the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 25, 2004. We did not assess the effectiveness of internal control over financial reporting related to the net assets acquired from Bridge Technologies, Inc. which was acquired on December 21, 2004 and is included in our 2004 consolidated financial statements and constituted $4,678,000 and $3,775,000 of total and net assets, respectively, as of December 25, 2004 and $186,000 and $(4,500) of revenues and net income, respectively, for the year then ended.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 25, 2004 has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report that is included elsewhere herein.

Changes in Internal Control Over Financial Reporting. There were no changes in the Company's internal control over financial reporting for the fiscal year ended December 25, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control for financial reporting.

Item 9B. Other Information.

None.

PART III

The information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K has been omitted in reliance on General Instruction G(3) and is incorporated herein by reference to the definitive proxy statement of SI International, Inc. for its 2005 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Documents filed as part of this Report

1. Financial Statements.

2. Financial Statement Schedules.

Schedule II—Valuation and Qualifying Accounts

3. Exhibits.

The exhibits required by this item are set forth on the Index to Exhibits attached hereto.

(b) Exhibits.

See Item 15(a)(3) above.

(c) Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 9th day of March, 2005.

SI INTERNATIONAL, INC.

By: /s/ RAY J. OLESON
Ray J. Oleson
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in capacities and on the dates indicated.

Signatures	Title	Date
/s/ RAY J. OLESON **Ray J. Oleson**	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 9, 2005
/s/ THOMAS E. DUNN **Thomas E. Dunn**	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 9, 2005
/s/ THOMAS E. DUNN by Power of Attorney **Charles A. Bowsher**	Director	March 9, 2005
/s/ THOMAS E. DUNN by Power of Attorney **James E. Crawford, III**	Director	March 9, 2005
/s/ THOMAS E. DUNN by Power of Attorney **Walter J. Culver**	Director	March 9, 2005
/s/ THOMAS E. DUNN by Power of Attorney **Walter C. Florence**	Director	March 9, 2005
/s/ THOMAS E. DUNN by Power of Attorney **General R. Thomas Marsh (USAF-Ret.)**	Director	March 9, 2005
/s/ THOMAS E. DUNN by Power of Attorney **Edward H. Sproat**	Director	March 9, 2005
/s/ THOMAS E. DUNN by Power of Attorney **John P. Stenbit**	Director	March 9, 2005

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
2.1	Agreement and Plan of Merger among the Company, Link Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company, Matcom International Corporation, and the stockholders of Matcom International Corporation, dated as of December 17, 2003, as amended by the First Amendment to Agreement and Plan of Merger, dated as of January 21, 2004 (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed January 28, 2004 and incorporated herein by reference). (The appendices and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. SI International, Inc., hereby undertakes to furnish supplementally to the Securities and Exchange Commission copies of any omitted appendices and exhibits upon request by the Securities and Exchange Commission.)
2.2	Agreement and Plan of Merger among the Company, Link Acquisition2 Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company, Bridge Technology Corporation, and the stockholders of Bridge Technology Corporation, dated as of November 30, 2004 (*). (The appendices and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. SI International, Inc., hereby undertakes to furnish supplementally to the Securities and Exchange Commission copies of any omitted appendices and exhibits upon request by the Securities and Exchange Commission.)
2.3	Stock Purchase Agreement among the Company, SEI, and the stockholders of SEI dated January 12, 2005 (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed March 1, 2005 and incorporated by reference). (The appendices and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. SI International, Inc., hereby undertakes to furnish supplementally to the Securities and Exchange Commission copies of any omitted appendices and exhibits upon request by the Securities and Exchange Commission.)
3.1	Second Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1/A (File No. 333-87964) filed on October 25, 2002 (the "Third Amendment) and incorporated herein by reference).
3.2	Amended and Restated Bylaws, as amended (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1/A (File No. 333-87964) filed on November 8, 2002 (the "Fifth Amendment) and incorporated herein by reference).
4.1	Registration Rights Agreement, as amended (filed as Exhibit 4.1 to the Third Amendment and incorporated herein by reference).
4.2	Specimen Certificate of our common stock (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-1/A (File No. 333-87964) filed on November 5, 2002 (the "Fourth Amendment) and incorporated herein by reference).
4.3	Stock Purchase Agreement, as amended (filed as Exhibit 4.3 to the Fifth Amendment and incorporated herein by reference).
4.4	Amendment to Stock Purchase Agreements (filed as Exhibit 4.4 to the Fourth Amendment and incorporated herein by reference).
10.1	Form of 2002 Stock Incentive Plan (filed as Exhibit 10.1 to the Third Amendment and incorporated herein by reference).
10.2	January 2001 Nonqualified Stock Option Plan (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1/A (File No. 333-87964) filed on June 24, 2002 (the "First Amendment) and incorporated herein by reference).
10.3	SI International, Inc. 2001 Service Award Stock Option Plan (filed as Exhibit 10.3 to the First Amendment and incorporated herein by reference).
10.4	1998 Stock Option Plan (filed as Exhibit 10.5 to the First Amendment and incorporated herein by reference).

EXHIBIT NO.	DESCRIPTION
10.5	Amended and Restated Credit Agreement (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed February 15, 2005 and incorporated herein by reference).
10.6	Executive Employment Agreement with S. Bradford Antle (filed as Exhibit 10.6 to the Third Amendment and incorporated herein by reference).
10.7	Executive Employment Agreement with Walter J. Culver (filed as Exhibit 10.7 to the Third Amendment and incorporated herein by reference).
10.8	Executive Employment Agreement with Thomas E. Dunn (filed as Exhibit 10.8 to the Third Amendment and incorporated herein by reference).
10.9	Executive Employment Agreement with Thomas E. Lloyd (filed as Exhibit 10.9 to the Third Amendment and incorporated herein by reference).
10.10	Executive Employment Agreement with Ray J. Oleson (filed as Exhibit 10.10 to the Third Amendment and incorporated herein by reference).
10.11	Form of Indemnification Agreement (filed as Exhibit 10.11 to the Third Amendment and incorporated herein by reference).
10.12	Consulting Services Agreement with Walter J. Culver (*).
10.13	Non-Qualified Deferred Compensation Plan, as amended (*).
21.1	Subsidiaries of the registrant (*).
23.1	Consent of Ernst & Young LLP (*).
31.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (*).

* Indicates filed herewith.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of SI International, Inc.:

We have audited the accompanying consolidated balance sheets of SI International, Inc. and subsidiaries (as defined in Note 1) (the Company) as of December 25, 2004 and December 27, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal years ended December 25, 2004, December 27, 2003, and December 28, 2002. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SI International, Inc. and subsidiaries (as defined in Note 1) at December 25, 2004 and December 27, 2003, and the consolidated results of its operations and its cash flows for the fiscal years ended December 25, 2004, December 27, 2003, and December 28, 2002 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of SI International, Inc. and its subsidiaries (as defined in Note 1) internal control over financial reporting as of December 25, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
March 7, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of SI International, Inc.:

We have audited management's assessment, included in the accompanying consolidated financial statements that SI International, Inc. and subsidiaries (as defined in Note 1) maintained effective internal control over financial reporting as of December 25, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). SI International's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Bridge Technologies, Inc., which was acquired on December 21, 2004 and is included in the 2004 consolidated financial statements of SI International, Inc. and subsidiaries (as defined in Note 1) and constituted $4,678,000 and $3,775,000 of total and net assets, respectively, as of December 25, 2004 and $186,000 and $(4,500) of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of SI International, Inc. also did not include an evaluation of the internal control over financial reporting of Bridge Technologies, Inc.

In our opinion, management's assessment that SI International, Inc. and subsidiaries (as defined in Note 1) maintained effective internal control over financial reporting as of December 25, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, SI International, Inc.

maintained, in all material respects, effective internal control over financial reporting as of December 25, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SI International, Inc. and subsidiaries (as defined in Note 1) as of December 25, 2004 and December 27, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal years ended December 25, 2004, December 27, 2003, and December 28, 2002 and our report dated March 7, 2005 expressed an unqualified opinion thereon.

McLean, Virginia
March 7, 2005

SI International, Inc.

Consolidated balance sheets

As of December 25, 2004 and December 27, 2003

(Amounts in thousands, except share and per share data)

	December 25, 2004	December 27, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 5,754	$ 23,252
Accounts receivable, net	65,710	34,007
Deferred tax asset	2,740	2,100
Prepaid expenses	2,408	2,064
Other current assets	1,095	433
Total current assets	77,707	61,856
Property and equipment, net	4,971	3,768
Intangible assets, net	6,575	—
Other assets	2,142	1,174
Goodwill	120,712	39,829
Total assets	$212,107	$106,627
Liabilities and stockholders' equity		
Current liabilities:		
Note Payable—Line of Credit	$ 28,954	—
Accounts payable	11,225	6,965
Accrued expenses and other current liabilities	15,314	11,208
Deferred revenue	289	3,975
Total current liabilities	55,782	22,148
Note payable—former owner of acquired business	2,280	—
Deferred income tax	5,046	1,832
Other long-term liabilities	3,929	1,100
Stockholders' equity:		
Common stock—$0.01 par value per share; 50,000,000 shares authorized; 11,047,533 and 8,451,507 shares issued and outstanding as of December 25, 2004 and December 27, 2003, respectively	111	85
Additional paid-in capital	128,192	75,704
Deferred compensation	(208)	(340)
Retained earnings	16,975	6,098
Total stockholders' equity	145,070	81,547
Total liabilities and stockholders' equity	$212,107	$106,627

The accompanying notes are an integral part of these consolidated balance sheets.

SI International, Inc.

Consolidated statements of operations

For the fiscal years ended December 25, 2004, December 27, 2003, and December 28, 2002

(Amounts in thousands, except per share data)

	Fiscal Year 2004	2003	2002
Revenue	$262,306	$168,287	$149,351
Costs and expenses:			
Direct costs	166,774	101,940	91,240
Indirect costs	71,917	51,569	49,404
Depreciation	2,231	2,009	1,988
Amortization	648	—	—
Total operating expenses	241,570	155,518	142,632
Income from operations	20,736	12,769	6,719
Other income (expense)	(1)	—	—
Interest expense	(2,760)	(606)	(3,319)
Minority interests	—	—	(118)
Change in fair value of put warrants	—	—	640
Income before provision for income taxes	17,975	12,163	3,922
Provision for income taxes	7,098	4,784	1,439
Net income	10,877	7,379	2,483
Dividends on redeemable cumulative preferred stock	—	—	1,954
Net income attributable to common stockholders	$ 10,877	$ 7,379	$ 529
Earnings (loss) per common share:			
Basic net income per common share	$ 1.20	$ 0.87	$ 0.16
Diluted net income (loss) per common share	$ 1.14	$ 0.87	$ (0.03)
Basic weighted-average shares outstanding	9,041	8,446	3,382
Diluted weighted-average shares outstanding	9,507	8,488	3,516

The accompanying notes are an integral part of these consolidated statements.

SI International, Inc.

Consolidated statements of stockholders' equity

For the fiscal years ended December 25, 2004, December 27, 2003, and December 28, 2002

(Amounts in thousands, except share data)

	Redeemable cumulative preferred stock		Stockholders' equity (deficit)					
			Common stock		Additional paid-in Capital	Deferred compensation	Retained earnings (Accumulated deficit)	Total
	Shares	Amount	Shares	Amount				
Balance, December 30, 2001	21,372	25,180	2,631,862	27	—	(130)	(2,328)	(2,431)
Compensatory stock option grants	—	—	—	—	518	(379)	—	139
Dividends on redeemable preferred stock	—	1,954	—	—	(518)	—	(1,436)	(1,954)
Exchange of SI redeemable preferred stock for SI common stock	(21,372)	(27,134)	1,938,119	19	27,115	—	—	27,134
Exchange of SI Telecom Junior participating preferred shares for SI common stock	—	—	12,034	—	1,396	—	—	1,396
Exchange of SI Telecom common stock for SI common stock	—	—	316	—	27	—	—	27
Conversion of put warrants	—	—	7,410	—	113	—	—	113
Offering Proceeds, net of offering costs	—	—	3,850,000	39	47,031	—	—	47,070
Net income	—	—	—	—	—	—	2,483	2,483
Balance, December 28, 2002	—	—	8,439,741	85	75,682	(509)	(1,281)	73,977
Exercise of stock options	—	—	11,766	—	67	—	—	67
Compensatory stock option grants/amortization of deferred compensation	—	—	—	—	(37)	169	—	132
Offering costs	—	—	—	—	(8)	—	—	(8)
Net income	—	—	—	—	—	—	7,379	7,379
Balance, December 27, 2003	—	$ —	8,451,507	$ 85	$ 75,704	$(340)	$ 6,098	$ 81,547
Exercise of stock options	—	—	76,026	1	929	—	—	930
Amortization of deferred compensation	—	—	—	—	(3)	132	—	129
Option exercise tax effect	—	—	—	—	348	—	—	348
Offering proceeds, net of offering costs	—	—	2,520,000	25	51,214	—	—	51,239
Net income	—	—	—	—	—	—	10,877	10,877
Balance, December 25, 2004	—	$ —	11,047,533	$111	$128,192	$(208)	$16,975	$145,070

The accompanying notes are an integral part of these consolidated statements.

SI International, Inc.

Consolidated statements of cash flows

For the fiscal years ended December 25, 2004, December 27, 2003, and December 28, 2002

(Amounts in thousands)

	Fiscal Year		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 10,877	$ 7,379	$ 2,483
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	2,231	2,009	1,988
Amortization of intangible assets	648	—	—
Loss on disposal of fixed assets	14	178	—
Stock-based compensation	132	132	139
Deferred income tax provision	1,686	(98)	(537)
Amortization of deferred financing costs and debt discount	416	379	304
Non-cash loss due to early repayment of debt	584	—	886
Change in fair value of put warrants	—	—	(640)
Minority interests	—	—	118
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable, net	(16,096)	(2,106)	(984)
Other current assets	116	(266)	154
Other assets	(668)	(106)	(268)
Accounts payable and accrued expenses	1,226	4,996	1,099
Operating lease obligations	(735)	—	—
Deferred revenue	(3,686)	2,901	623
Other long term liabilities	1,600	681	315
Net cash provided by (used in) operating activities	(1,655)	16,079	5,680
Cash flows from investing activities:			
Purchase of property and equipment, net	(1,225)	(1,291)	(1,653)
Cash paid for acquisition of Matcom	(64,918)	—	—
Cash paid for acquisition of Bridge Technology, net of cash assumed	(29,472)	—	—
Net cash used in investing activities	(95,615)	(1,291)	(1,653)
Cash flows from financing activities:			
Proceeds from issuance of common stock, net	51,239	—	47,070
Proceeds from exercise of stock options	927	59	—
Proceeds from (repayments of) bank overdrafts	—	(2,201)	846
Net borrowings under line of credit	28,954	—	(14,211)
Payments of debt issuance fees	(1,202)	—	—
Repayments of notes payable	—	(140)	(900)
Proceeds from long-term debt	30,000	—	—
Repayments of long-term debt and borrowings from stockholders	(30,000)	—	(29,184)
Repayments of capital lease obligations	(146)	(110)	(171)
Proceeds from borrowings from stockholders	—	—	4,309
Redemption of put warrants	—	—	(1,400)
Net cash provided by (used in) financing activities	79,772	(2,392)	6,359
Net increase in cash and cash equivalents	(17,498)	12,396	10,386
Cash and cash equivalents, beginning of period	23,252	10,856	470
Cash and cash equivalents, end of period	$ 5,754	$23,252	$ 10,856
Supplemental disclosures of cash flow information:			
Cash payments for interest	$ 1,857	$ 339	$ 1,806
Cash payments for income taxes	$ 6,181	$ 3,920	$ 2,255
Supplemental disclosure of noncash activities:			
Equipment acquired under capital leases	$ 289	$ 122	$ —

The accompanying notes are an integral part of these consolidated statements.

SI International, Inc.
Notes to consolidated financial statements

1. Business:

SI International, Inc. (the Company or SI), was incorporated on October 14, 1998, under the laws of the state of Delaware. The Company is a provider of information technology and network solutions with the Federal Government as a major client. The Company offers a broad spectrum of solutions and services, including design, development, implementation and operations to assist clients in achieving their missions. The Company combines technological and industry experience to provide solutions through service offerings in the areas of information technology applications, systems engineering, network and telecom engineering and outsourcing.

On January 1, 2001, the Company separated its telecommunications operations, which it obtained pursuant to an acquisition in fiscal year 2000, by contributing the net assets of the telecommunications operations to a sister company, SI International Telecom Corporation (SI Telecom), in exchange for 5,000 shares of senior participating preferred stock in SI Telecom (SI Telecom Transaction). Warrant holders and options holders of the Company received warrants and options in SI Telecom, and the existing minority shareholders in SI received a comparable minority ownership in SI Telecom. In addition, SI International, L.L.C. (SI L.L.C.), the majority owner of SI, contributed $1.1 million in cash and received 44,624 shares of SI Telecom junior participating preferred stock (see Note 13). Upon completion of these transactions, the effective ownership structure of SI Telecom on a fully diluted basis was identical with the ownership of SI. Both SI and SI Telecom were owned in majority by SI L.L.C.

In October 2002, SI Telecom was merged back into SI, (the SI Telecom Merger) such that SI Telecom became a wholly owned subsidiary of SI. The SI Telecom junior participating preferred stock and SI Telecom common shares held by minority shareholders were exchanged for SI shares based on a ratio of 0.005 SI common shares for each share of SI Telecom common stock.

Since November 12, 2002, our common stock has been publicly traded on the Nasdaq National Market under the symbol "SINT". The completion of the initial public offering in November of 2002 raised $47.1 million (after offering costs) in equity capital through the sale of 3,850,000 shares of common stock. On October 6, 2004, the Company completed its secondary offering which raised $51.2 million (after offering costs) cash through the sale of 2,520,000 shares of common stock.

2. Summary of significant accounting policies:

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reporting periods

The Company's fiscal year ends on the Saturday nearest December 31. All fiscal years presented include 52 weeks. The Company's quarters end on the Saturday nearest to the applicable quarterly month-end.

Cash and cash equivalents

The Company considers all investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Revenue recognition

The Company recognizes revenue under its contracts when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred, and collectibility of the contract price is considered probable and can be reasonably estimated. Revenue is earned under cost reimbursable, time and materials and fixed price contracts. Direct contract costs are expensed as incurred.

Under cost reimbursable contracts, the Company is reimbursed for allowable costs, and paid a fee, which may be fixed or performance-based. Revenues on cost reimbursable contracts are recognized as costs are incurred plus an estimate of applicable fees earned. The Company considers fixed fees under cost reimbursable contracts to be earned in proportion of the allowable costs incurred in performance of the contract. For cost reimbursable contracts that include performance based fee incentives, the Company recognizes the relevant portion of the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as the Company's prior award experience and communications with the customer regarding performance.

Revenue on time and materials contracts are recognized based on direct labor hours expended at contract billing rates and adding other billable direct costs.

Fixed price contracts may include either a product delivery or specific service performance throughout a period. For fixed price contracts that are based on unit pricing, the Company recognizes revenue for the number of units delivered in any given fiscal period. For fixed price contracts that are based on the proportionate performance method and involve a specified number of similar acts, the Company recognizes revenue based on the proportion of those acts completed compared to the number of total specified acts required by the contract. For fixed price contracts that are based on the proportionate performance method and involve a specified number of defined but not similar acts, the Company recognizes revenue based on the proportion of the project's percentage total costs incurred compared to the estimated total costs associated with the entire transaction. For fixed price contracts that provide for the delivery of a specific product with related customer acceptance provisions, revenues and associated contract costs are recognized upon product delivery and customer acceptance.

The Company's contracts with agencies of the government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the contract as the services are provided. In evaluating the probability of funding for purposes of assessing collectibility of the contract price, the Company considers its previous experiences with its customers, communications with its customers regarding funding status, and the Company's knowledge of available funding for the contract or program. If funding is not assessed as probable, revenue recognition is deferred until realization is deemed probable.

Contract revenue recognition inherently involves estimation, including the contemplated level of effort to accomplish the tasks under contract, the cost of the effort, and an ongoing assessment of progress toward completing the contract. From time to time, as part of the normal management processes, facts develop that require revisions to estimated total costs or revenues expected. The cumulative impact of any revisions to estimates and the full impact of anticipated losses on any type of contract are recognized in the period in which they become known.

The allowability of certain costs under government contracts is subject to audit by the government. Certain indirect costs are charged to contracts using provisional or estimated indirect rates, which are subject to later revision based on government audits of those costs. Management is of the opinion that costs subsequently disallowed, if any, would not be significant.

Significant customers

Revenue generated from contracts with the Federal Government, both directly and through other prime contractors, accounted for a significant percentage of revenues in the fiscal years 2004, 2003, and 2002.

	% of revenues Fiscal year		
	2004	2003	2002
Department of Defense	52.8%	54.5%	49.0%
Federal civilian agencies	43.8	39.2	43.9
Commercial entities	3.4	6.3	7.1
Total revenue	100.0%	100.0%	100.0%

We had only one contract that generated more than 10% of our revenue for fiscal year 2004. For the fiscal years ended December 27, 2003 and December 28, 2002, we had two contracts that generated more than 10% of our revenue. For the fiscal year 2004, fiscal 2003, and fiscal 2002, revenue from our C4I2SR contract with the U.S. Air Force Space Command represented approximately 17%, 22%, and 23%, respectively, of total revenue. Our National Visa Center contract with the Department of State represented approximately 14% and 11% of total revenue for the fiscal year ended December 27, 2003 and December 28, 2002, respectively.

Credit risk

The Company's assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Accounts receivable consist primarily of billed and unbilled amounts, including indirect cost rate variances, due from various agencies of the Federal Government or prime contractors doing business with the Federal Government, and other commercial customers. The Company historically has not experienced significant losses related to accounts receivable and therefore, believes that credit risk related to accounts receivable is minimal. The Company maintains cash balances that may at times exceed federally insured limits. The Company maintains this cash at high-credit quality institutions and, as a result, believes credit risk related to its cash is minimal.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed generally using a straight-line method over the estimated useful lives of the related assets, as follows:

Software, computers and equipment	3-5 years
Furniture and fixtures	5-7 years
Leasehold improvements	Shorter of its estimated useful life or term of the lease

Deferred financing costs

Costs incurred in raising debt are deferred and amortized as interest expense over the term of the related debt using the effective interest method. These deferred costs are reflected as a component of other assets in the accompanying consolidated balance sheets. The deferred financing costs consist of the following (in thousands):

	December 25, 2004	December 27, 2003
Deferred loan costs	$1,737	$1,120
Accumulated amortization	(837)	(421)
	$ 900	$ 699

During 2004, the Company wrote off approximately $584,000 of deferred loan costs related to the payoff of its term loan under the 2004 credit facility. During 2002, the Company wrote off approximately $886,000 of deferred loan costs and debt discounts related to the 2001 credit facility, which was paid off in 2002. The $532,000 after-tax effect of this write-off was previously classified as an extraordinary item-early extinguishment of debt and was reclassified as interest expense upon adoption of SFAS No. 145 in 2003. Amortization of deferred financing costs was $416,000, $379,000, and $805,000 in fiscal years 2004, 2003, and 2002, respectively.

Impairment of long-lived assets

Long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets." Pursuant to SFAS No. 144, impairment is determined by comparing the carrying value of these long-lived assets to an estimate of the future undiscounted cash flows expected to result from the use of the assets and eventual disposition. In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset, which is generally determined by using quoted market prices or valuation techniques such as the discounted present value of expected future cash flows, appraisals, or other pricing models as appropriate. The Company believes that no such impairment existed in December 25, 2004 and December 27, 2003. In the event that there are changes in the planned use of the Company's long-term assets or its expected future undiscounted cash flows are reduced significantly, the Company's assessment of its ability to recover the carrying value of these assets could change.

Goodwill and other intangible assets

SFAS No. 142 requires a two-step approach in assessing goodwill for impairment and then measuring impairment, if it exists. The Company completed its annual impairment tests as of September 25, 2004 and September 27, 2003. The analysis indicated that no impairment of goodwill exists; however, future impairment reviews may result in the recognition of such impairment.

Deferred revenue

At the end of fiscal years 2004 and 2003, SI Telecom received advance payments of approximately $0 and $3,908,000, respectively, from a customer to purchase equipment to be used in a contract. The advances are reflected as deferred revenue as of December 25, 2004 and December 27, 2003 in the accompanying consolidated balance sheets.

Fair value of financial instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, credit facilities, and long-term debt. In management's opinion, the carrying amounts of these financial instruments approximate their fair values at December 25, 2004 and December 27, 2003.

Stock-based compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the exercise price of the related option. The Company has adopted the annual disclosure provisions of SFAS No. 148 in its financial reports for the year ended December 31, 2003.

Had compensation costs for the Company's stock options been determined based on SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been as follows (in thousands, except per share amounts):

	Fiscal Year		
	2004	2003	2002
Net income—as reported	$10,877	$7,379	$ 2,483
Add: Total stock-based employee compensation expense as reported under intrinsic value method (APB No. 25) for all awards, net of tax	80	80	88
Deduct: Total stock-based compensation expense determined under fair value based method (SFAS No. 123) for all awards, net of tax	(1,939)	(945)	(480)
Net income—Pro forma	9,018	6,514	2,091
Dividends on redeemable cumulative preferred stock	—	—	(1,954)
Net income attributable to common stockholders—Pro forma	$ 9,018	$6,514	$ 137
Basic earnings (loss) per share—as reported	$ 1.20	$ 0.87	$ 0.16
Diluted earnings (loss) per share—as reported	$ 1.14	$ 0.87	$ (0.03)
Basic earnings (loss) per share—Pro forma	$ 1.00	$ 0.77	$ 0.04
Diluted earnings (loss) per share—Pro forma	$ 0.95	$ 0.77	$ (0.14)

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the fiscal years ended December 25, 2004, December 27, 2003, and December 28, 2002:

	Fiscal Year		
	2004	2003	2002
Risk-free interest rate	4%	4%	4%
Expected life of options	7 years	9 years	7 years
Expected stock price volatility	55%-60%	70%	70%
Expected dividend yield	0%	0%	0%

Income taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not considered. Net deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Earnings (loss) per share

The Company has applied SFAS No. 128, "Earnings Per Share," for all fiscal years presented in these consolidated financial statements. SFAS No. 128 requires disclosure of basic and diluted earnings per share (EPS). Basic EPS is computed by dividing reported earnings available to common stockholders by the weighted average number of shares outstanding without consideration of common stock equivalents or other potentially dilutive securities. Diluted EPS gives effect to common stock equivalents and other potentially dilutive securities outstanding during the period. Redeemable cumulative preferred stock is excluded from diluted earnings per share as it is not convertible into common stock.

The following details the computation of net income (loss) per common share:

	Fiscal Year		
	2004	2003	2002
Net income	$10,877	$7,379	$2,483
Less: Dividends on redeemable cumulative preferred stock	—	—	1,954
Income attributable to common stockholders—Basic	10,877	7,379	529
Diluted effect of change in value of put warrants	—	—	640
Net income (loss) attributable to common stockholders—Diluted	$10,877	$7,379	$ (111)
Weighted average share calculation:			
Basic weighted average share outstanding	9,041	8,446	3,382
Treasury stock effect of stock options	466	42	40
Treasury stock effect of put warrants	—	—	94
Diluted weighted average shares outstanding	9,507	8,488	3,516

Segment reporting

SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. Management has concluded that the Company operates in one segment based upon the information used by management in evaluating the performance of its business and allocating resources and capital.

Reclassifications

Certain prior year balances have been reclassified to conform to the presentation of the current year.

New accounting pronouncements

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." Among other things, SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt". Through this rescission, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Upon adoption of SFAS No. 145 for its 2003 fiscal year, the Company reclassified its 2002 extraordinary loss to be included within income from operations.

In December 2004, the FASB issued FASB Statement No. 123(R) (revised 2004), *Share Based Payment.* Statement 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Statement 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. The revised Statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB Opinion No. 25, *Accounting for Stock Issued to Employees*, which was permitted under Statement 123, as originally issued. The revised Statement requires entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements. Statement 123(R) is effective for the Company after June 15, 2005. All public companies must use either the modified prospective or the modified retrospective transition method..

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in the Stock-Based Compensation section of this note to our consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

3. Subordinated Debt:

On March 9, 2000, the Company purchased all of the outstanding common stock of SI International Engineering, Inc., formerly System Technology Associates, Inc. (SI Engineering), for consideration of approximately \$33.0 million in cash and \$4.8 million in subordinated notes in a transaction accounted for as a purchase. The subordinated notes bore interest at the prime rate plus 2%. Approximately \$4.3 million of the notes were repaid at maturity in March 2001 and 2002 and an additional \$140,000 was repaid during fiscal 2003. Payments of approximately \$0 and \$340,000 of these notes had been withheld by the Company as of December 25, 2004 and December 27, 2003, respectively.

4. Acquisitions:

On December 20, 2004, the Company completed the purchase of Bridge Technology Corporation, a provider of information technology and information management. The acquisition supports the company's strategic growth plan to broaden its customer base into the intelligence agencies, and strengthen its portfolio of mission-critical solutions. Under the terms of the agreement, the Company acquired Bridge Technology for \$30 million, subject to working capital and other adjustments. Of the purchase price \$29.4 million was paid in cash and the \$2.3 million was held as note payable to be paid in June, 2006. The transaction was funded through cash-on-hand and borrowings under the Company's credit facility. Approximately \$25.5 million of the purchase consideration has been allocated to goodwill based primarily on the excess of the purchase price over the estimated fair value of net assets acquired, and approximately \$2.2 million of the purchase price has been assigned to identifiable intangible assets of contractual customer relationships. The contractual customer relationships are being amortized accelerated over its estimated remaining life of 10 years.

The total purchase price paid, including transaction costs of $0.6 million, has been preliminarily allocated as follows (in thousands):

Cash	$ 548
Accounts receivable	2,786
Prepaid expense and other current assets	111
Deposit	98
Property and equipment	912
Accounts payable & accrued expenses	(538)
Deferred rent	(137)
Contractual customer relationships	2,200
Goodwill	26,320
Total consideration	$32,300

On January 21, 2004, the Company completed the purchase of Matcom, a provider of information technology, systems engineering, logistics, and training. Under the terms of the merger agreement, the Company acquired Matcom for $65.8 million, of which $63.7 million was paid in cash to the seller. The transaction was funded through cash on hand and borrowings under the credit facility. Contemporaneously with the closing of the acquisition of Matcom, the Company amended its credit facility to increase the maximum amount of available borrowings from $35.0 million to $80.0 million, of which $30.0 million is comprised of a term loan and the remainder of a revolving credit facility, and to extend the maturity of the credit facility to January 21, 2008. Approximately $54.6 million of the purchase consideration has been allocated to goodwill based primarily on the excess of the purchase price over the estimated fair value of net assets acquired, and approximately $5.0 million of the purchase price has been assigned to identifiable intangible assets of contractual customer relationships. The contractual customer relationships are being amortized accelerated over its estimated remaining life of 11 years.

The total purchase price paid, including transaction costs of $1.4 million, was allocated as follows (in thousands):

Accounts receivable	$14,425
Prepaid expense and other current assets	1,258
Income tax receivable	1,216
Property and equipment	1,023
Accounts payable & accrued expenses	(9,304)
Deferred rent	(31)
Deferred income tax	(1,768)
Contractual customer relationships	5,023
Goodwill	54,563
Total consideration	$66,405

The following unaudited proforma combined condensed statements of operations (in thousands, except per share) set forth the consolidated results of operations of the Company for the twelve months ended December 25, 2004 and December 27, 2003 as if the above described acquisitions had occurred at the beginning of each period presented. This unaudited proforma information does not purport to be indicative of the actual financial position or the results that would actually have occurred if the combination had been in effect for the twelve months ended December 25, 2004 and December 27, 2003.

	Twelve Months Ended	
	December 25, 2004	December 27, 2003
Revenue	$288,631	$254,229
Net income	$ 12,289	$ 9,123
Diluted earnings per share	$ 1.29	$ 1.07

In accordance with the purchase accounting, the operations of the Matcom and Bridge Technology have been included in the Company's statement of operations since the respective date of acquisition.

5. Accounts receivable:

Accounts receivable consists of the following (in thousands):

	December 25, 2004	December 27, 2003
Billed accounts receivable	$33,247	$18,215
Unbilled accounts receivable:		
Currently billable	26,400	13,137
Unbilled retainages and milestones payments expected to be billed within the next 12 months	5,714	3,127
Indirect costs incurred and charged to cost-plus contracts in excess of provisional billing rates (see Note 10)	1,493	768
Total unbilled accounts receivable	33,607	17,032
Allowance for doubtful accounts	(1,144)	(1,240)
Accounts receivable, net	$65,710	$34,007

The currently billable amounts included as unbilled accounts receivable as of December 25, 2004 represent amounts which are billed during the first quarter of the subsequent year. They are billings for services rendered prior to year-end, which are billed once necessary billing data has been collected and an invoice produced.

6. Property and equipment:

Property and equipment consist of the following (in thousands):

	December 25, 2004	December 27, 2003
Computers and equipment	$ 8,007	$ 6,389
Software	1,904	1,914
Furniture and fixtures	1,576	1,339
Leasehold improvements	1,086	676
	12,573	10,318
Less—Accumulated depreciation and amortization	(7,602)	(6,550)
	$ 4,971	$ 3,768

Property and equipment includes assets financed under capital lease obligations of approximately $332,000 and $178,000, net of accumulated depreciation, as of December 25, 2004 and December 27, 2003, respectively.

Depreciation expense of approximately $2.2 million, $2.0 million, and $2.0 million was recorded in fiscal years 2004, 2003 and 2002, respectively.

7. Accrued expenses:

Accrued expenses consists of the following (in thousands):

	December 25, 2004	December 27, 2003
Accrued vacation	4,955	2,858
Accrued compensation	3,550	2,817
Accrued bonus	2,875	2,939
Other accrued liabilities	3,934	2,594
Accrued expenses	$15,314	$11,208

8. Income taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse.

The tax effect of significant temporary differences, which comprise the deferred tax assets and liabilities, are as follows (in thousands):

	December 25, 2004	December 27, 2003
Deferred tax assets (liabilities):		
Accounts payable and accrued expenses	$ 2,081	$ 1,420
Allowance for doubtful accounts	476	491
Net operating loss	808	808
Deferred rent	568	410
Lease payable	703	—
Deferred compensation	486	—
Other	190	189
Total deferred tax asset	5,312	3,318
Prepaid expenses	(6)	—
Intangible assets	(5,108)	(1,805)
Unbilled revenue	(2,394)	(658)
Depreciation and amortization	(110)	(587)
Total deferred tax liability	(7,618)	(3,050)
Net deferred tax asset (liability)	$(2,306)	$ 268

SI Telecom has approximately $2,040,000 in net operating loss carryforwards, which will expire in 2021. These losses can only be used to offset income generated by SI Telecom. Management believes that it is more likely than not that these net operating loss carryforwards will be benefited on a future tax return and therefore no valuation allowance was required

The provision for income taxes consists of the following for the fiscal years (in thousands):

	Fiscal year		
	2004	2003	2002
Current provision:			
Federal	$4,472	$4,301	$1,075
State	940	581	201
Deferred provision (benefit):			
Federal	1,490	(86)	147
State	196	(12)	16
Provision for income taxes	$7,098	$4,784	$1,439

A reconciliation of income taxes at the Federal statutory income tax rate to the provision for income taxes is as follows (in thousands):

	2004	2003	2002
Income taxes at the Federal statutory income tax rate	$6,291	$4,257	$1,324
State income taxes, net of Federal benefit	738	370	128
Change in fair value of put warrants	—	—	(217)
Amortization of non-deductible goodwill	—	—	—
Other, net	69	157	204
Provision for income taxes	$7,098	$4,784	$1,439

9. Debt:

Debt consists of the following (in thousands):

	December 25, 2004	December 27, 2003
Credit facilities:		
Line of credit at December 25, 2004, bears interest at LIBOR plus 275 to 350 base points or a specified base rate plus 170 to 250 base points, interest due monthly, principal due January 21, 2008	$28,954	$ —
Notes payable:		
Indemnification note payable, bears interest at the prime rate plus 2%, interest due quarterly	—	340
Total debt	$28,954	$340

The original credit facility (the 2002 credit facility) consisted of a $35.0 million secured revolving credit arrangement with Wachovia Bank, N.A. acting as Administration Agent for a consortium of lenders. With the closing of the acquisition of Matcom, the Company amended the 2002 credit facility in January 2004. The amended credit facility (the 2004 credit facility) consists of a $30.0 million term loan and a $50.0 million secured revolving credit arrangement. The 2004 credit facility is secured by a pledge of substantially all of our current and future tangible and intangible assets, as well as those of our current and future subsidiaries, including accounts receivable, inventory and capital stock of our existing and future subsidiaries. In addition, the Company is required to maintain compliance with financial and nonfinancial covenants including, the requirement to maintain certain leverage and fixed charge ratios, as defined in the agreement, as well as certain annual limits on our capital expenditures.

Contemporaneously with the closing of our acquisition of SEI on February 9, 2005, the Company amended and restructured its prior credit facility and increased its borrowing capacity to $160 million, which is comprised of a $60 million five-year revolving credit facility and a $100 million six-year term loan facility. Borrowings available under the amended credit facility were used as part of the acquisitions of Bridge Technology and SEI. In addition, the amended and restructured credit facility provides that up to an additional $75 million in uncommitted incremental term loan funds are available to the Company upon its request at any time for up to two years from one or more of the lenders under the credit facility.

The Company had approximately $100 million of outstanding debt under our credit facility on February 9, 2005 and following the closing of our acquisition of SEI. The Company is required to repay twenty-three $250,000 consecutive quarterly payments starting from June 30, 2005 to December 31, 2010, and a final payment of $94 million on February 9, 2011.

Any borrowings outstanding under the amended credit facility will, at the Company's option, bear interest either at floating rates equal to LIBOR plus a spread ranging from 200 to 270 basis points or an alternate base rate plus a spread ranging from 100 to 175 basis points, with the exact spread determined upon the leverage ratio as defined in the amended credit facility.

In connection with the amended credit facility, the Company had incurred approximately $3.1 million financing costs. Such costs will be capitalized as deferred financing costs on the balance sheet and amortized over the six year term of the new credit facility.

The Company also has outstanding a note payable in the amount of $2.3 million, to be paid in June, 2006 for the acquisition of Bridge Technology.

Borrowings from stockholders

In March 2001 and September 2002, the Company borrowed from stockholders $5.0 million and $4.3 million, respectively, bearing interest at 8.5% per annum, compounded annually. In connection with the initial public offering in November 2002, the Company used the net proceeds from the offering to repay all amounts outstanding on the borrowings from stockholders.

10. Commitments and contingencies:

Leases

As of December 25, 2004, the Company has noncancelable operating leases, primarily for real estate, that expire over the next eight years. Rental expense during fiscal year 2004, 2003 and 2002 was approximately $6.6 million, $5.4 million and $4.5 million, respectively.

Future minimum lease payments under noncancelable operating and capital leases as of December 25, 2004 are as follows (in thousands):

Fiscal year	Capital	Operating
2005	132	7,275
2006	114	6,174
2007	75	5,295
2008	46	5,416
2009	—	5,498
Thereafter	—	13,392
Total minimum lease payments	367	$43,050
Less—Interest element of payment	(30)	
Present value of future minimum lease payments	337	
Current portion	121	
	$216	

Subsequent to the purchase of Bridge Technology and SEI, the Company assumed certain capital and operating leases held at the time of purchase.

Contract cost audits

Payments to the Company on government cost reimbursable contracts are based on provisional, or estimated indirect rates, which are subject to audit on an annual basis by the Defense Contract Audit Agency (DCAA). The cost audits result in the negotiation and determination of the final indirect cost rates that the Company may use for the period(s) audited. The final rates, if different from the provisional rates, may create an additional receivable or liability for the Company. The Company's revenue recognition policy calls for revenue recognized on all cost reimbursable government contracts to be recorded at actual rates unless collectibility is not reasonably assured. To the extent the indirect rate differential creates a liability for the Company, the differential is recognized as a reduction to revenue when identified.

Litigation and claims

We are a party to litigation and legal proceedings that we believe to be a part of the ordinary course of our business. While we cannot predict the ultimate outcome of these matters, we currently believe, that any ultimate liability arising out of these proceedings will not have a material adverse effect on our financial position. We may become involved in other legal and governmental, administrative or contractual proceedings in the future.

11. Put warrants.

On March 9, 2000, the Company issued warrants to purchase 99,166 shares of Non-Voting Common Stock to a lender (Warrants) in conjunction with the Tranche B subordinated note of the 2000 Credit Agreement. The holder of the Warrants had a right to demand mandatory redemption of the Warrants for cash pursuant to certain terms provided for in the Warrant Agreement at a redemption price based on fair market value, as defined in the Warrant Agreement.

In accordance with Emerging Issues Task Force Issue 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," the Company classified the Warrants as a liability due to the cash redemption (put) feature. At issuance and at each reporting date, the Warrants were marked to their then current fair value with changes in fair value reflected in earnings. In connection with the initial public offering, the Company redeemed according to its terms 91,343 shares of the outstanding warrants with cash of $1.4 million and converted the remaining 7,555 shares of outstanding warrants to common stock. A credit to earnings of $0.6 million in fiscal year 2002 was recorded to reflect the settlement of the Warrants.

12. Redeemable preferred stock:

The Company had redeemable preferred stock that was nonconvertible and nonvoting. The preferred stock was redeemable in the event of an initial public offering upon written request of a majority of the holders and also upon a change of control, as defined. The redemption price was $1,000 per share plus any accumulated and unpaid dividends. The preferred stock accrued dividends daily at 8.5% per annum, calculated based on its liquidation value of $1,000 per share, plus accumulated and unpaid dividends. Preferred dividends in 2002 were approximately $2.0 million and had been reflected as an addition to the redemption balance of the preferred stock. Immediately prior to its initial public offering in November 2002, the Company exchanged in full its 21,372 shares of the outstanding preferred stock for 1,938,119 shares of common stock.

13. Stockholders' equity:

Common stock

In November 2002, the Company completed its initial public offering. The Company issued 3,850,000 shares of common stock for total net proceeds of approximately $47.1 million. Immediately prior to the initial public offering, the Company completed a series of transactions related to common stock. First, the Company exchanged all of its outstanding preferred stock for 1,938,119 shares of common stock. Second, it exchanged SI Telecom junior participating preferred, which was classified as minority interest for 12,034 shares of SI common stock. Third, it exchanged SI Telecom voting common stock held by minority shareholders for 316 shares of SI common stock. Finally, it converted a portion of its put warrants to 7,410 shares of common stock.

In October 2004, the Company and affiliates of Frontenac, one of the Company's investors, sold an aggregate of 3,200,000 shares of the Company's common stock in an underwritten public offering priced at $21.85 per share. Of the 3,200,000 shares offered, 2,200,000 shares were sold by the Company and 1,000,000 shares were sold by the selling stockholders. The Company did not receive any of the proceeds from the sale of common stock by the selling stockholders. The Company also granted the underwriters an option to purchase up to 320,000 shares solely to cover over-allotments, which the underwriters exercised. In connection with this offering, the Company received approximately $51.2 million in net proceeds, which was primarily used to payoff $27.0 million of term loan borrowings and $16.0 million of borrowings under the revolving line of credit.

Stock option plans

The Company's stockholders approved various stock option plans to award up to approximately 1,920,000 shares of its common stock to directors, consultants, executives, and other key employees of the Company and its affiliates. The Company's option activity is as follows:

	Shares subject to options	Shares exercisable	Weighted-average exercise price
Balance, December 29, 2001	195,275		$ 8.34
Options exercisable at December 29, 2001		145,398	5.80
Converted from SITEL	1,001		556.26
2002 grants	781,030		13.80
2002 forfeitures	(1,226)		(10.76)
Balance, December 28, 2002	976,080		$ 13.27
Options exercisable at December 28, 2002		342,649	3.40
2003 grants	165,741		12.37
2003 exercise	(11,766)		(5.68)
2003 forfeitures	(79,002)		(13.17)
Balance, December 27, 2003	1,051,053		$ 13.18
Options exercisable at December 27, 2003		275,699	12.47
2004 grants	551,285		18.00
2004 exercise	(76,026)		(12.24)
2004 forfeitures	(121,055)		(15.44)
Balance, December 25, 2004	1,405,257		$ 14.93
Options exercisable at December 25, 2004		546,646	13.40

The following table shows the number of options, the weighted average remaining life, and the options exercisable for each exercise price of options outstanding at December 25, 2004.

	Number of Options	Exercise Price	Weighted Average Remaining Life	Options Exercisable
	25,582	1.58 – 8.22	5.3	16,932
	148,315	9.13 – 10.81	2.9	108,700
	720,789	11.19 – 14.00	7.9	347,230
	417,446	16.40 – 19.26	9.1	55,083
	92,529	20.55 – 30.46	9.3	18,296
	596	556.26	3.0	405
Total	1,405,257			546,646

Each stock option grant establishes the vesting schedule applicable to the grant. The weighted-average remaining contractual life of the stock options outstanding as of December 25, 2004 and December 27, 2003 was 7.8 years and 8.0 years, respectively.

During its fiscal year ended 2001 and continuing into the fiscal year ended 2002, the Company issued options with exercise prices which were less than the fair value of SI's common stock at the date of option grant. Total deferred compensation related to these option grants was $518,000 for the fiscal year ended December 28, 2002 and $142,000 for the fiscal year ended December 29, 2001. This deferred compensation will be amortized to expense over the related option's vesting period, which is generally five years. Such non-cash stock-based compensation expense totaled $132,000 in fiscal year 2004, $132,000 in fiscal year 2003 and $139,000 during fiscal year 2002.

The weighted-average fair value of stock options granted in fiscal year 2004, 2003, and 2002 was $13.28, $7.80 and $9.25, respectively.

14. Retirement plans:

SI has a defined contribution 401(k) Retirement/Savings Plan (the Plan) to provide retirement benefits for all eligible employees of the Company. Employees are eligible to participate in the Plan beginning on the first of the month following the start of employment and attainment of age 21. Under the Plan, eligible employees may contribute from 1% to 15% of pre-tax compensation. The Plan also allows after-tax contribution up to 5% of compensation. At its discretion, the Company may make an annual matching contribution and an annual profit-sharing contribution. For both fiscal years 2004 and 2002, there was no profit-sharing contribution made to the Plan by the Company. A profit-sharing contribution of $370,000 was made in 2004 for fiscal year 2003 by the Company. The Company's matching contribution to the Plan for fiscal years 2004, 2003 and 2002 was approximately $1.1 million, $0.7 million and $0.9 million.

15. Subsequent Event:

On February 9, 2005, we completed the purchase of Shenandoah Electronic Intelligence, Inc. (SEI). SEI is a provider of critical business process outsourcing primarily for the Department of Homeland Security (DHS). SEI's services include: data and records management; applications processing; file and mail management; analytical support services; and secure optical card processing at one of the largest facilities of its kind.

As a result of this acquisition, we gained approximately 1,700 additional employees and increased our leased space to 28 offices and 3 warehouses at various U.S. locations for an aggregate of approximately

536,263 square feet in 15 states (including approximately 27,090 square feet that are sub-leased through the remaining terms of our primary leases).

Under the terms of the definitive stock purchase agreement, we acquired SEI for $75 million in cash, subject to certain adjustments. The transaction was funded through cash-on-hand and borrowings from a new $160 million credit facility. The purchase price is subject to adjustment as a result of certain tax elections. The definitive stock purchase agreement also provides that the SEI stockholders will retain certain non-operating assets and contingent accounts receivable.

Approximately $52.8 million of the purchase consideration has been allocated to goodwill based primarily on the excess of the purchase price over the estimated fair value of net assets acquired, and approximately $12.2 million of the purchase price has been assigned to identifiable intangible assets of contractual customer relationships. The contractual customer relationships are being amortized accelerated over its estimated remaining life of 14 years.

The total purchase price paid, including transaction costs of $0.4 million, has been preliminarily allocated as follows (in thousands):

Cash	$ 2,957
Accounts receivable	12,793
Prepaid expense and other current assets	412
Property and equipment	376
Accounts payable & accrued expenses	(5,483)
Other long term liabilities	(450)
Contractual customer relationships	12,200
Goodwill	52,838
Total consideration	$75,643

SI International, Inc. and Subsidiaries
(See Note 1 to Consolidated Financial Statements)
Schedule II—Valuation and Qualifying Accounts
(In Thousands)

Description	Balance at beginning of period	Charged to costs and expenses	Acquired in business combinations	Deductions	Balance at end of period
For the fiscal year ended December 28, 2002					
Deducted from assets accounts:					
Allowance for doubtful accounts	630	472	—	6	1,096
For the fiscal year ended December 27, 2003					
Deducted from assets accounts:					
Allowance for doubtful accounts	1,096	144	—	—	1,240
For the fiscal year ended December 25, 2004					
Deducted from assets accounts:					
Allowance for doubtful accounts	1,240	—	—	96	1,144

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Stock Listing

SI International, Inc. is traded on the NASDAQ Stock Market under the symbol "SINT."

Corporate Headquarters

SI International, Inc.
12012 Sunset Hills Road, Suite 800
Reston, VA 20190
703-234-7000

Stockholder Services

Questions concerning registered stockholder accounts, including name or address changes and transfers, should be directed to our transfer agent:

American Stock Transfer & Trust Company
Attn: Shareholder Services
59 Maiden Lane
Plaza Level
New York, NY 10038
(800) 937-5449

Independent Auditors

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Annual Meetings

The 2005 Annual Meeting of stockholders will be held at 8:30 a.m. (EDT) on Thursday, June 16, 2005 at:

Hyatt Regency Reston
1800 Presidents Street
Reston, VA 20190

Annual Report on Form 10-K

Copies of *SI International's* 2004 Form 10-K filed with the Securities and Exchange Commission may be obtained at no charge by calling *SI International's* Investor Relations Department at 703-234-6900 or by sending an email to: investors@si-intl.com

Additional Information

SI International's Web site (www.si-intl.com) contains information such as corporate news releases, management profiles, corporate governance, financial results, and SEC filings. Inquiries for additional investor information should be directed to:

Alan Hill
Director
Corporate Communications & Investor Relations
703-234-6854
alan.hill@si-intl.com

SI INTERNATIONAL

mission critical • mission accomplished

SI International, Inc.
[illegible]012 Sunset Hills Road, Suite 800
Reston, VA 20190
[illegible]234-7000

www.si-intl.com